


JAN 1 8 2012

НА ПУТИ К БУДУЩИМ СВЕРШЕНИЯМ

Preparando-se continuamente para o futuro

Gelecek icin hazirlanmaya devam

مستمرون في التجهيز للمستقبل

"Continuing to prepare for the future"

Weiter auf die Zukunft vorbereiten

Continuando a preparare il futuro

En continuant à préparer l'avenir

继续为将来做准备

Doorgaan met ons voorbereiden op de toekomst

Constante preparación para el futuro

GREIF

2011 Annual Report

Financial Highlights

(Dollars in thousands, except per share amounts)

As of and for the years ended October 31,	2011	2010	2009
Net sales	$ 4,247,954	$ 3,461,537	$ 2,792,217
Net income attributable to Greif, Inc.	$ 176,040	$ 209,985	$ 110,646
EBITDA	$ 467,156	$ 434,250	$ 295,331
Diluted earnings per share:			
Class A Common Stock	$ 3.01	$ 3.58	$ 1.91
Class B Common Stock	$ 4.52	$ 5.40	$ 2.86
Dividends per share:			
Class A Common Stock	$ 1.68	$ 1.60	$ 1.52
Class B Common Stock	$ 2.51	$ 2.39	$ 2.27
Market price at year end:			
Class A Common Stock	$ 44.78	$ 58.74	$ 53.52
Class B Common Stock	$ 45.60	$ 58.00	$ 48.20
Working capital	$ 375,569	$ 367,866	$ 263,536
Total assets	$ 4,207,282	$ 3,498,445	$ 2,823,929
Long-term debt	$ 1,345,138	$ 953,066	$ 721,108
Total shareholders' equity	$ 1,392,173	$ 1,335,885	$ 1,087,045
Cash flows from operating activities	$ 172,340	$ 178,111	$ 266,524
Capital expenditures and acquisitions	$ 510,785	$ 344,592	$ 216,487
Cash dividends paid	$ 97,817	$ 93,122	$ 87,957

ABOUT THE COVER:

"Continuing to prepare for the future" was an expression former chairman of the board and chief executive officer John C. Dempsey repeatedly penned in his annual letter to shareholders when describing the company. Throughout the past 17 years, Greif has grown significantly and become the largest rigid industrial packaging company in the world with other key portfolio businesses. The various languages on the cover signify the unified belief in his message of "continuing to prepare for the future" that is embraced in more than 50 countries where we manufacture our products and serve our customers. The cover is a visual representation of that conviction.

TO OUR SHAREHOLDERS:

If I had to summarize 2011 in one word, it would be this: Change. While change is challenging, change for Greif is also synonymous with opportunity.



Michael J. Gasser
Executive Chairman

David B. Fischer
President and Chief Executive Officer

Greif was thriving through continuous evolution when I joined the company in 1979. Founded as one of hundreds of wooden barrel manufacturers 102 years earlier, the company was by that time also producing fibre, steel and plastic drums, containerboard and boxes. Greif's then-chairman – and my mentor – John C. (Jack) Dempsey took a long-term view while he led his team through their day-to-day tasks. As they met their short-term goals, they were managing change and *continuing to prepare for the future*.

Because of their diligence and Jack Dempsey's foresight, our culture anticipates and responds positively to change. Similar to 2008, we responded quickly to the sudden change in the world's economy this year and despite those challenges we posted record net sales of $4.2 billion and EBITDA of $467 million, the second-highest in our 134-year history.

Just as the foundation of our success today was laid in the past, we are laying the foundation now for Greif's future. Our efforts in 2011 were driven by our vision of success in the coming decades. The abrupt economic downturn that began in Europe late in the third quarter of our fiscal year did not deflect us from our strategic path. We kept our focus on actions that would solidify our standing as our customers' preferred partner in each of our businesses.

In 2011, we capitalized on:

- **The further consolidation of the rigid industrial packaging industry.** Receding economies in Europe impacted our customers, causing them to curtail production and shift to leaner inventories. Fluctuating raw material costs and market disruptions due to macroeconomic and political concerns challenged even the healthiest manufacturers. Industrial packaging makers needed the resources to withstand these prolonged uncertainties, or find alternative arrangements. We had the resources on all counts, and expanded our capabilities through the acquisition of eight companies during the year.

- **The maturing of the flexible intermediate bulk container business.** Once upstart competitors to the rigid industrial packaging industry, and fierce competitors among themselves, FIBC producers are establishing global markets for their products. Greif's Flexible Products & Services business segment has the world's largest product share in that industry, which has exciting growth opportunities. Formed from our acquisition of four industry leaders in 2010 and part of a 50/50 joint venture, the businesses are coalescing well, finding the financial, administrative, production and marketing advantages in their integration. This business segment is on track to achieve its goal of 15 percent operating profit in 2015.

- **The ascent of responsible industrial packaging reconditioning.** Sustainability is a growing factor in customers' packaging decisions, and the best use of an industrial container is its re-use. Our EarthMinded™ Life Cycle Services business, formed in 2010 and expanded in 2011, is positioned to collect, recondition and sell used industrial containers throughout Europe and North America.

The business will continue to enlarge its footprint around the globe through acquisitions as well as network and greenfield developments. One key objective of EarthMinded™ LCS is to invent and deploy new technologies that will redefine the reconditioning industry. We are committed to meeting and exceeding customers' needs for quantifiable, increasingly responsible environmental practices.

- **The emergence of a competitive rigid IBC market.** Rigid IBCs are gaining ground with customers. Connecting our established global industrial packaging operations with our 2011 acquisition of Fustiplast, which has patented technology and innovative products, gives us a solid foothold to grow in this market. We will be replicating Fustiplast's operations and introducing its products in several select markets around the world.

Through our history that began in Cleveland in 1877, through the company's move to central Ohio in 1951, through the introduction of The Greif Business System in 2003 and the creation of three new growth platforms[1] in the last two years, we have become adept at managing – and orchestrating – change.

One shining example in 2011 was the integration of Eastern Tank Service into our rigid industrial packaging Pioneer Plant in Singapore. In less than three months, employees consolidated two factories into one (removing all the machines from the vacated plant), welcomed their new associates, implemented a new IT system, kept customers and suppliers apprised and never took their attention away from safety. (You can see them in the plant in the photo on page 18.)

I could cite dozens of examples like Singapore. Our people are testing and adopting new products, new technologies and new practices throughout the world. From consolidation to innovation, our people are eager to push the status quo to new heights.

Speaking of our people, we experienced changes in our executive management team in 2011 as well. Rob McNutt joined the company in January as our senior vice president and chief financial officer and subsequently traveled extensively to our operations around the world, becoming intimately knowledgeable about our businesses. All the while, he has led our Finance team through the recent economic crisis. David Fischer added the role of chief executive officer in November and joined our Board of Directors. This has been a long-planned and consequently smooth transition in leadership. His commitment to Greif and The Greif Way and his expertise, experience and energy assure that Greif will continue to prosper.

On a final note, with the close of 2011 we completed our 2008 strategic three-year cycle and embarked on our new plan, developed by an outstanding team of individuals representing our businesses and geographies. Our strategic focus for the next three years is to keep sustainability at the foundation of our business, expand the capabilities and reach of the Greif Business System, continue to strengthen the expanding core and investigate and pursue adjacencies where appropriate. With this strategy, our intention is to grow profitably to achieve our goals.

It's an exciting time at Greif. Our future rests on a solid foundation as we continue to prepare for the future.



Michael J. Gasser
Executive Chairman

[1] *Flexible Products & Services, EarthMinded™ Life Cycle Services, rigid intermediate bulk containers*

TO OUR SHAREHOLDERS:

2011 was a year of two disparate halves. The first six months progressed reasonably well; the echoes of the 2009 global economic crisis were fading and our customers were getting back on track with steady production. We reported record second-quarter net sales and higher sales volumes. Then, in July the economy of Western Europe stumbled under the weight of economic and political issues. The emerging debt crisis heavily impacted our European-based businesses and spread to pockets of the world that depended on exports to Europe.

We reacted swiftly to the new order with actions designed to improve our performance in the midst of an uncertain global economy. Careful not to make moves we would regret in the long term – such as withdrawing from a market – we instituted actions to address the fast-changing situation and concentrated on controlling what was in our power to control. We addressed salary, hiring and staffing levels; conferences, travel and entertainment; capital expenditures and discretionary spending; and professional services.

These measures, coupled with our expanded portfolio of businesses and a record year in terms of operating profit for Paper Packaging, Rigid Industrial Packaging & Services in North America and Asia Pacific, and Greif Packaging Accessories benefited our 2011 results.

Our nascent three growth platforms contributed nicely to our record results. Flexible industrial packaging, industrial packaging reconditioning and rigid intermediate bulk containers complement, diversify and reinforce our existing businesses. We expect solid contributions from these operations as they become fully integrated and proficient in the use of the Greif Business System tools and techniques.

We made significant progress in the construction of our fabric hub in the Kingdom of Saudi Arabia. When it begins production in 2012, the hub will have unparalleled scale with technological and cost advantages that will further strengthen Flexible Products & Services.

As we continue to prepare for the future, we are also keeping sharp focus on the imperative to reduce our impact on the planet. The Greif Business System has been an invaluable tool for reducing our consumption of resources and eliminating waste. We are also directly addressing energy use and carbon emissions and will be setting goals for water usage in the coming year. Every effort we make to enhance our sustainability profile must have a business case. If it doesn't make sense for the business, it isn't sustainable.

Hand-in-hand with our drive to be a more sustainable company is innovation. Innovative thinking led to the addition of consulting and outfitting services in our Land Management business. It led to our entry into the flexible products and reconditioning businesses. We have more products and technologies in the pipeline to reduce our environmental footprint; more importantly, they will reduce our customers' footprints as well. We see some of these products and technologies coming to fruition in the coming year.

In many ways, we are a different company than the one Mike Gasser joined in 1979, yet we have maintained the same core values and determination to continuously improve our performance. In 1994, when he was named chairman and CEO, Greif was a $608 million net sales enterprise operating in North America. During his tenure, he led the growth of our product lines and business segments and the global expansion of our company to become the $4.2 billion world leader it is today with solid improvement in financial results over that same period.

There is one way that Greif will never change, however. We continue to be guided by The Greif Way. We continue to be a kind, respectful company where how we treat each other really matters. It's our competitive advantage, and one we will not relinquish as we continue to prepare for the future.



David B. Fischer
President and Chief Executive Officer

"Continuing to prepare for the future"


Acquired pack2pack and established Earthminded™ Life Cycle Services
Acquired Fustiplast and expanded Rigid Intermediate Bulk Containers business
Acquired three largest FIBC manufacturers and established Flexible Products & Services segment
Launched Greif Business System
Acquired Royal Packaging Industries Van Leer N.V.
$4500
$3000
$1500
$0
$450
$300
$150
$0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Dollars in millions
Net sales
Net income

Throughout Greif's history, we have continuously emphasized quality, pursued growth opportunities, successfully adapted to economic challenges and remained focused on realizing the benefits of our long-term strategies. We were founded in 1877 in Cleveland as "Vanderwyst and Greif," a cooperage shop co-founded by one of four Greif brothers. One year after our founding, the other three Greif brothers were invited to join the business, renamed Greif Bros. Company, making wooden barrels, casks and kegs to transport post-Civil War goods nationally and internationally. Since that time the company has grown to become the largest rigid industrial packaging company in the world. Greif now has the most comprehensive product line in the industry, the most extensive geographic footprint, a diversified business portfolio and longstanding customer relationships that span the globe. These attributes favorably position the company for additional growth and further improvement in long-term profitability. Management is *continuing to prepare for the future* – just as it has done over the past 134 years.

Continuing to prepare for the future is a phrase that Mr. John C. (Jack) Dempsey, chairman and chief executive officer of Greif from 1948-1994, regularly included in his annual letter to shareholders. It epitomizes the continuity of management's vision and determination to always look forward regardless of current circumstances. During his 46-year tenure as Greif's chairman and chief executive officer, the company experienced nine U.S. recessions, dramatic market changes as wooden barrels were largely replaced by steel, plastic and fibre drums, and a business environment that continued to become more competitive. Nonetheless, management stayed the course throughout this period and implemented strategies to position the company to achieve improved long-term performance.

Upon Jack Dempsey's retirement in 1994, Mike Gasser became chairman and chief executive officer. This change involved a smooth management transition that benefited from longstanding qualities that define Greif as a company and are deeply rooted in The Greif Way (see page 26). Over the next 17 years, the company experienced many changes, yet was guided by a long-term strategy and core values as well as dedicated management and employees. As a result, Greif achieved significant growth, realized fundamental improvement in profitability, entered new businesses and expanded its presence beyond North America to become a global company operating in more than 50 countries. In his first letter to shareholders, Mike Gasser said "the year (1995) commenced a new era for Greif – an era of great anticipation and virtually unlimited potential." This positive outlook was manifest in the achievements that followed. From 1994 to 2011, the company grew from $608 million of net sales to $4.2 billion and from $37 million of net income to $176 million. This growth involved expanding product lines, entering new geographic markets, establishing leadership positions in new businesses and unlocking value in legacy assets. Initiatives were successfully pursued that transformed our company's size and scope, yet we remained focused on *continuing to prepare for the future*.

On Nov. 1, 2011, David Fischer became chief executive officer in addition to his responsibilities as Greif's president and joined Greif's Board of Directors. This transition has been planned for some time and took place seamlessly. Since joining Greif in 2004, David has been instrumental in the successful execution of our growth strategy, the execution of our comprehensive contingency plans in 2008-2009 and the development and launch of three strategic growth platforms in 2010-2011. Mike Gasser became executive chairman on the same date and both of them remain actively involved in corporate strategy and ensuring that the culture of The Greif Way continues to be embedded throughout the company.

The company's strategic focus continues to involve identifying growth opportunities that strengthen the core including industry consolidation, increased presence in emerging markets and compatible industry adjacencies. Another priority is to optimize the Greif Business System (GBS) in existing businesses and embed it in newly acquired businesses. These efforts are important to enable Greif to achieve its goals of top quartile profitability and lowest cost producer status while simultaneously improving safety and quality. Sustainability is pursued through well-defined goals that generate measurable outcomes beneficial to all stakeholders. This strategy leads to improved operating and financial performance and achievement of long-term goals.

We have successfully completed dozens of acquisitions and entered into a number of joint ventures throughout our history that have been integral to the company's achievements. Following smooth management transitions in 1994 and again in 2011, we continue to benefit from a strong management team with a sound business strategy and a clear vision for the future. A summary of important achievements that have laid the groundwork over the past 17 years is presented on pages 6 to 15 as we are *continuing to prepare for the future*.



Paper Packaging
45%
Rigid Industrial
Packaging & Services
55%

% of 1995 Net sales

1995-1997

A new organizational structure was implemented in 1995 as seven operating divisions were consolidated into two – industrial shipping containers and materials (now known as Rigid Industrial Packaging & Services), and containerboard and related products (now known as Paper Packaging). In addition to streamlining management of the company, we also sharpened our focus on long-term growth opportunities.

During 1996, three small, tuck-in acquisitions were completed in the containerboard segment to increase the percentage of integration in that business. A fibre drum plant in Canada was also acquired as part of the industrial shipping containers business. An intermediate bulk container product, a potential addition to the industrial shipping containers business portfolio, was test marketed during the year. Each of these actions was pursued to enhance our company's performance. They also represent important milestones toward continuing to prepare for the future. This commitment was further reinforced the following year in 1997 with management's strategic focus on "One Company, One Vision" throughout Greif.







1998

In March of 1998, we entered into a purchase agreement to acquire the industrial products division of Sonoco Products Company, which included fibre drum and plastic drum assets and a rigid intermediate bulk container (RIBC) manufacturing facility. This acquisition marked an opportunity for us to increase our fibre drum and plastic drum businesses in North America and add manufacturing capacity for the production of rigid intermediate bulk containers. While this transaction substantially increased our net sales, more importantly it marked further progress concerning achievement of our long-term goals.





1999

We entered into two joint ventures in 1999, CorrChoice and Abzac S. A., that positioned us for further growth and increased profitability. CorrChoice was in the containerboard segment and involved Greif's three sheet-feeding facilities operated as Michigan Packaging and three privately owned sheet-feeding facilities operated as Ohio Packaging. This transaction contributed to further integration of the company's containerboard operations, which led to increased efficiencies and strengthened our market position with independent containerboard companies. We initially owned approximately 67 percent of this successful joint venture and the remaining interest was purchased from the owners in 2003. Our paper packaging segment strives to be the supplier of choice for independent container board companies. The other joint venture with Abzac S.A., a privately held company in France, was established in 1999 through a subsidiary of Greif, which exchanged its spiral core manufacturing asset for a 49 percent equity interest in Abzac's fibre drum business. This joint venture represented our first operation outside of North America. While it ended in 2003, this joint venture laid the groundwork for a much larger international presence in future years.

During 1999 management also introduced its Vision 2005 Statement that included five goals. First, expand our corrugated products business from its predominantly Midwestern regional market to focus on niche markets nationally. Second, strengthen our leadership role in rigid industrial packaging through improved quality, product innovation, customer service and pricing. Third, expand geographically with customers in international markets to supply their overseas operations. Fourth, provide employees with the tools and information to be successful. Fifth, achieve positive results for shareholders and their investment.

Our heritage timber and timberland assets were included in a new Timber business segment in 1999. We began to actively manage these assets and monetize parcels of land from time to time. In 2005, these properties were identified as either core timberlands or special use land, which includes higher and better use, surplus and development properties. This segment's management team has been adhering to a disciplined strategy that balances short-term opportunities with long-term goals to pursue and enhance the value of these assets. This segment was renamed Land Management in 2009 to reflect its broader mission that also includes consulting, wildlife stewardship, outfitting and recreation and mitigation bank development.



Prior to March 2001:
■ Greif
■ Van Leer

2001

The successful acquisition of Royal Packaging Industries Van Leer N.V. (Van Leer) in March of 2001 was transformational for Greif. Two companies with similar cultures and historical perspectives *combined to form the largest rigid industrial packaging company in the world.* This transaction doubled the size of our company in net sales, added new products and breadth to the rigid industrial packaging portfolio, and significantly increased our geographic presence from North America and a small joint venture in Europe to a company operating on six continents. It was a unique strategic fit for our long-term growth plans. It also introduced additional diversity into the company in terms of products, people, geography and thought.

It later was determined that March of 2001 *also marked the beginning of another economic* recession in the United States, the twenty-second one since Greif was founded in 1877. Our response to this recession was different because it coincided with the Van Leer acquisition and our operations were now extended over 40 countries on six continents.

Net sales and profitability were impacted in the midst of those soft market conditions. Near-term challenges included a cost structure that was approximately two times higher than before the acquisition, which weighed on our performance. Management had to address simultaneously both acquisition integration and soft market conditions while *continuing to prepare for the future.* This operating environment formed the basis for development of our cost-savings plans later to be known as the Greif Business System.


THE GREIF WAY
OPERATIONAL EXCELLENCE
COMMERCIAL EXCELLENCE
WORKING CAPITAL
GLOBAL SUPPLY CHAIN
STRATEGY
PEOPLE
PERFORMANCE MANAGEMENT

2003 *Greif Business System*

2003

The Greif Business System (GBS), introduced in March 2003, represents select best practices of leading global companies and Greif's long-term aspirations and goals. Following an in-depth company-wide review and assessment of our markets, the management team developed a comprehensive cost-saving and continuous improvement business strategy consistent with continuing to prepare for the future. It quickly became known as the GBS based on four key elements: operational excellence, commercial excellence, global sourcing and supply chain and working capital. These elements are pursued simultaneously, which initially required considerable management attention and challenged the organization, but the holistic benefits produced are significant. The GBS continues to be embedded and reinforced throughout the company through ongoing efforts and acquisition integration initiatives that have become part of Greif's corporate DNA. It is our playbook for successful acquisitions, as well as an efficient tool for achieving post-acquisition synergies. The GBS is a source of continuous improvement based on recurring diagnostics and the addition of new businesses to our portfolio.


Land Management
1%
Paper Packaging
25%
Rigid Industrial
Packaging & Services
74%

% of 2005 Net sales

2005-2007

Following a two-year period that was internally focused on implementation of the GBS, management began to evaluate growth opportunities. We completed several tuck-in acquisitions, rationalized production and continued to pursue industry consolidation to lower costs. Another element of our growth strategy involves industry adjacencies. In the fourth quarter of 2006, we announced a purchase agreement to acquire Delta Petroleum Company, the leading privately owned blender and packager of lubricants, chemicals and glycol-based products in North America. Since completion of the acquisition this business has responded to volatile market changes and realigned its footprint to position the business for growth. In December 2011, Delta opened a filling operation as part of an integrated drum manufacturing and logistics facility in Shanghai, which is in close proximity to the Shanghai Chemical Industrial Park complex.

During the first quarter of 2007 we announced a purchase agreement to acquire Blagden Packaging Group's steel drum manufacturing and packaging accessories business. Its business profile in rigid industrial packaging and geographic footprint in Europe and Asia were a solid fit for us. This transaction addressed our strategic objective of achieving lower production costs through economies of scale by industry consolidation based on the overlap with our existing network in Europe and Asia. Substantial cost-savings were achieved as Blagden's rigid industrial packaging operations were integrated into Greif's footprint in Europe and Asia.


1.59
GLOBAL
-2.29
5.39
3.08
.63
.91
NORTH AMERICA
SOUTH AMERICA
EUROPEAN UNION
ASIA
-.27
-.45
-3.40
-4.48
2008 GDP
2009 GDP

2008-2009

The first three quarters of 2008 set the pace for the year's record results. This trend was interrupted in October of 2008, the final month of our fiscal year, when the global economic recession impacted the company with full force. It immediately resulted in double-digit volume declines in our markets globally. The situation was aggravated further by liquidity and solvency issues of financial institutions that affected customers' access to credit and capital. As a result, weak markets persisted around the world during the first half of fiscal 2009 before gradually improving. In response to the initial signs of difficulty in October 2008, management promptly developed comprehensive contingency plans to mitigate the disruptive impact of these events and to control the controllable.


2009 CONTINGENCY ACTION SAVINGS
Dollars in millions
160
120
80
40
0
27
63
106
158
January
April
July
October
• More than 1,800 projects executed
• $158 million of annual cost savings achieved
• 80 percent of annual cost savings were permanent

In December of 2008 we announced contingency plans to achieve $100 million of cost-savings to offset the estimated decline in volume for rigid industrial packaging, our largest business segment, throughout fiscal 2009. The contingency plans were expanded mid-year to achieve another $50 million of cost savings due to persistently weak market conditions. Actions were aggressively implemented throughout the year that involved a substantial reduction in temporary, part-time and full-time employees, 20 plant closings and other restructuring activities. By fiscal year-end 2009, more than $150 million in cost savings had been realized on an annual basis. These efforts were carefully implemented and did not involve withdrawal from key markets. The goal was to focus on actions required to address the global recession without compromising long-term future opportunities.

In February of 2009, at the depth of the 2008-2009 global recession, we entered into a $700 million Senior Secured Credit Agreement that replaced a $450 million credit agreement. Aligned with our long-term strategic goals, the increased borrowing capacity enabled us to resume another period of acquisitions at a time when business valuations were impacted and challenging market conditions led to attractive acquisition opportunities. During the remainder of 2009, we completed six acquisitions involving companies in Asia, Latin America and North America. Management's commitment to Greif's future performance enabled us to strategically consider *continuing to prepare for the future* with confidence despite uncertain and disrupted market conditions that existed in 2009.

Source of data for the chart shown above is Mathew Shane, 2011 International Macro Economic Data Set, Economic Research Service, U.S. Department of Agriculture, Washington, DC





2010

The 2008 strategy team recommended three growth platforms to consider in *continuing to prepare for the future*. Two of them were launched through acquisitions during 2010 and the third was launched in 2011. We completed 12 acquisitions during 2010, which further strengthened core businesses and included four that established our entry into the flexible industrial packaging industry through flexible intermediate bulk container (FIBC) products. While there are distinct differences between rigid industrial packaging and flexible industrial packaging, it was determined that this product strengthens Greif's product portfolio, with more than 30 percent of our customers using both products for their different packaging needs.

Our acquisition of the three largest FIBC manufacturers and the largest distributor of FIBCs in Europe between February and September of 2010 provided a solid foundation and established a leading product position and global platform for future growth in this new business segment. A scalable global platform is being implemented to realize maximum long-term benefits. In addition to the four acquisitions, construction of a fabric hub began during 2010 in the Kingdom of Saudi Arabia. Upon completion, it offers important cost and logistical advantages that are anticipated to significantly benefit this segment's long-term results. The FIBC business and the fabric hub are part of a 50/50 joint venture with a business partner we have worked with for several years.

Another recommendation of the strategy team was to focus on reconditioning rigid industrial packaging. This business reflects the convergence of financial, economic and sustainability goals in an increasingly resource-constrained and regulated global business environment. Beyond its natural fit with our existing rigid industrial packaging business, reconditioning represents a strategic opportunity for us to increase our global leadership position in rigid industrial packaging and align us more closely with our customers as they continue to implement strategies to reduce their carbon and energy footprints as part of their overall sustainability goals.

In August 2010, our Container Life Cycle Management joint venture was established as the focus of our reconditioning of rigid industrial packaging in North America. We entered this market through acquisitions of leading reconditioners of steel drums, plastic drums and IBCs in the United States. Further expansion of this business in North America is anticipated as we implement plans to achieve our strategic growth objectives.

These acquisitions, which specifically address our long-term strategic goals, are expected to contribute to our earnings following completion of planned integration activities and realization of desired scale.


Land Management
<1%
Paper Packaging
16%
Flexible Products & Services
13%
Rigid Industrial
Packaging & Services
71%

% of 2011 Net sales
Total exceeds 100% due to rounding

2011

After firmly establishing our industry leadership position in 2010, the Flexible Products & Services management team began to integrate the prior acquisitions to build a strong, scalable global platform. This involved aggressive implementation of GBS initiatives during 2011, which led to increased operating efficiencies and significant improvement in this segment's results. These efforts will benefit further from completion of the fabric hub in the Kingdom of Saudi Arabia that is anticipated during the second half of 2012. This fabric hub will help to create the first world-class, integrated enterprise in the flexible products industry. It is also expected to provide substantial long-term benefits, including lower costs for polypropylene and energy, which are two key components of the segment's cost of goods sold. These cost benefits combined with the strong global network of facilities are expected to enhance Flexible Products' growth strategy and financial performance.

Another significant step forward in our reconditioning business occurred in August of 2011 when we acquired pack2pack, the European leader in this business. With operations in seven countries, we expect their achievements and market knowledge will better enable us to scale this business globally. The pack2pack business, along with Container Life Cycle Management and its network participants, have formed EarthMinded™ Life Cycle Services, which is now the largest global reconditioning business.

Our third global growth platform, rigid intermediate bulk containers (RIBCs), was launched in July of 2011 when we acquired Fustiplast with operations in Italy, Germany and Brazil. This acquisition complements our rigid industrial packaging business and further strengthens our RIBC product offering. We now have a world-class, high performance product based on innovative technology. Over time, it will be manufactured in select Greif facilities, often in space made available through previous GBS operational excellence lean manufacturing initiatives. As a result, execution risk will be lower due to advantages from locating production in existing facilities in markets where customers that desire the product already exist. Market demand for RIBCs is generally greater than the overall market and this acquisition enables us to accelerate our growth plans for this product.







Looking forward

During the past 134 years, much has been accomplished to make us a better company and those achievements continue to build upon the cumulative actions of management teams and employees since Greif began operating in 1877. Growth, acquisitions, joint ventures, contingency plans, sustainability, implementation of focused long-term strategies and Greif's corporate culture continue to shape our company. They are reflected in our performance and our commitment to continuous improvement as we remain focused on *continuing to prepare for the future*.

Greif at a Glance

	RIGID INDUSTRIAL PACKAGING & SERVICES	FLEXIBLE PRODUCTS & SERVICES	PAPER PACKAGING	LAND MANAGEMENT
PRODUCTS	Steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned industrial steel and plastic containers	Flexible intermediate bulk containers (global), shipping sacks, industrial and consumer multiwall bag products (North America)	Containerboard, corrugated sheets and other corrugated products	Timber, timberland and special use properties
SERVICES	Blending, filling and other packaging services, logistics and warehousing, recycling, container life cycle management	Reconditioning flexible intermediate bulk containers	Packaging services and solutions	Timberland management, consulting, wildlife stewardship, recreation and outfitting, mitigation bank development
MARKETS	Chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others	Similar markets to those served by Rigid Industrial Packaging & Services segment with an expanded presence in the agricultural and food industries Seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries	Home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications	Active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields and the sale from time to time of timberland and special use land, which consists of surplus land, HBU land and development land

NORTH AMERICA

Flexible Products & Services
- Mexico
- United States

Land Management
- Canada
- United States

Paper Packaging
- United States

Rigid Industrial Packaging & Services
- Canada
- Mexico
- United States

EUROPE, MIDDLE EAST AND AFRICA

Europe
- Austria*
- Belgium*
- Czech Republic
- Denmark
- Finland
- France*
- Germany*
- Greece
- Hungary
- Ireland
- Italy
- Kazakhstan
- Luxembourg
- Netherlands*
- Norway
- Poland*
- Portugal*
- Romania
- Russia
- Spain*
- Sweden*
- Turkey*
- Ukraine*
- United Kingdom*

Middle East
- Saudi Arabia*
- United Arab Emirates

Africa
- Algeria
- Egypt
- Kenya
- Morocco
- Nigeria
- South Africa

OTHER

- Argentina
- Australia*
- Brazil
- Chile
- China*
- Colombia*
- Costa Rica
- Guatemala
- India
- Jamaica
- Japan
- Malaysia
- Pakistan
- Philippines
- Singapore
- Venezuela
- Vietnam*

**Facilites for both Rigid Industrial Packaging & Services and Flexible Products & Services*



SUSTAINABILITY REPORT 2011

The Greif Way

We believe that truly sustainable practices require an equal balance of benefiting people and the environment, and bringing value to our shareholders. Doing good and doing well must go hand-in-hand if we are to thrive long term.

SAFETY

Greif employees recorded 32 million work hours in 2011, achieving a medical case rate, our measurement of safety in the workplace, of 1.83. This is a 27 percent improvement over 2010, which is nearly a 50 percent reduction since 2007 and the sixth year that we have improved our safety performance since measurement began in 2005.

Safety continues to be the priority for our workforce. Each shift begins with a meeting to discuss safety. Site-specific safety statistics are posted in our factories. Safety training occurs regularly; many sites have instituted practices such as behavior-based safety and safety observations, reporting near misses as well as incidents.

In 2011, 48 plants earned the Chairman's Safety Excellence Award. To qualify for the Award, a facility must have a medical case rate of less than 1.0 during the fiscal year and pass an independent audit. To meet this medical case rate, all but a few of our larger operations must have zero medical cases.

Our safety principles are built upon three pillars: physical controls, system controls and human behavior.

Physical controls include installing and using items such as safety guards, light curtains, two-hand controls to eliminate a worker's ability to reach into a press, sprinkler systems, safety mats, safety mirrors, personal protection equipment and more.



A 2011 Chairman's Safety Award winner – Singapore

System controls comprise the rules and regulations in place to protect workers, including safety policies that cover mechanical power presses, chemical handling and storage, lock-out tag-out practices, ergonomic improvements, safe driving and emergency procedures. They also cover incentive programs; health and wellness fairs; safety audits; Compliance Management System, our proprietary online safety scheduling, monitoring and reporting program that allows us to share information instantly around the world; and safety performance tracking.

Human behavior is addressed with comprehensive training, making employees aware of risks and safe behaviors to mitigate them, teaching employees how to make workplace and behavior observations and how to hold safety conversations. We encourage leading by example, and try to instill safety as a personal value that has relevance to whatever the individual is doing at any time. We want our people to be safe at work, and maintain safe behaviors off the job as well.

ENVIRONMENTAL

We continued our energy and carbon reduction efforts in 2011, with our goal to reduce both by 15 percent of our fiscal 2008 baseline by 2015.

GHG Emissions and Energy Use
Greif's fiscal 2010 greenhouse gas (GHG) emissions inventory

TABLE 1. FY10 GHG EMISSIONS BY BUSINESS AREA

Business Area	Emissions by Source (tonnes CO_2e/y)								Total CO_2e Emissions (tonnes/y)
	Electricity & Steam	Fuel (non-renewable)	Fuel (biomass)	Plant Mobile Sources	Greif Delivery Trucks	Fugitive Sources	Outsourced Shipping	Process Sources	
Corporate	2,118	219	-	150	-	-	3	-	2,490
Delta	6,419	8,628	-	773	2	-	41	-	15,863
Packaging Accessories	7,099	1,887	-	70	-	-	212	-	9,268
Rigid Industrial Packaging	129,033	91,140	-	10,231	726	-	103,688	-	334,818
Paper Packaging	200,196	184,661	164,337	1,538	3,964	52,975	31,838	621	640,130
Land Management	-	-	-	-	-	-	3,121	-	3,121
Total	**344,865**	**286,535**	**164,337**	**12,762**	**4,692**	**52,975**	**138,903**	**621**	**1,005,690**

FIGURE 1. PROGRESS AGAINST THE 15% REDUCTION IN NORMALIZED GHG EMISSIONS GOAL
Energy per unit of production


30.00%
25.00%
20.00%
15.00%
Goal
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
Percent Improvement
RIP&S East Asia
RIP&S SEA
RIP&S EMEA
RIP&S Latin America
RIP&S North America
Delta
GPA
PP

is the company's fourth inventory completed by Battelle[1] since 2008.

Total fiscal 2010 GHG emissions for the company were 1,006,311 metric tonnes. This is below fiscal 2009 GHG emissions by approximately 10 percent, despite growth in the number of operating facilities. This reduction from fiscal 2009 is due, in part, to lower production volumes, but it also reflects the achievements of the energy conservation program and increased renewable energy use throughout the company. The fiscal 2010 GHG footprint of each business area is summarized in Table 1.

The new GHG emissions goal of 15 percent reduction in emissions per unit of production compared to our 2008 baseline is in place, and our businesses have begun to make progress toward achieving it. Figure 1 shows the percent change in Strategic Business Unit (SBU) fiscal 2010 normalized emissions compared to the baseline. To achieve the goal by the end of fiscal 2015, plants must reduce GHG emissions by approximately 3.5 percent each year. As seen by the figure, five of the SBUs are on or above the required pace, with Packaging Accessories already exceeding the 2015 goal.

Overall, the fiscal 2010 emissions inventory shows that the company has achieved a reduction of approximately 10 percent of production-normalized GHG emissions from the fiscal baseline.

Transportation

2011 was Greif's second year as a Smartway® Partner, a program sponsored by the U.S. Environmental Protection Agency. Through our actions under the umbrella of this partnership, we eliminated 295,097 miles from the North American network, equivalent to 53,752 gallons of diesel or 1.2 million pounds of CO_2. This is an incremental reduction to the 7.7 million pounds of CO_2 we saved in 2010. We upgraded light-weight equipment at one of our mills (logging 3.3 million miles annually), and began to install undertray fairings on our West Coast trailer fleet, which improved aerodynamics. This will help us meet the California Air Resource Board (CARB) requirements by the end of 2015.

Energy Efficiency

Our Global Energy Team, with representatives from our businesses and SBUs, is responsible for developing the tools and training that will assist our employees as they reduce the energy used to create each product or support our operations. We made further progress toward our goal of reducing energy use per unit of production by 15 percent by fiscal 2015, based on fiscal 2008. By fiscal year-end, we were slightly more than halfway – at 8 percent – to our goal.

Renewable Energy

Greif has continued to expand its renewable energy portfolio as a way of reducing both purchased electricity and greenhouse gas emissions. Greif's Flexible Products & Services (FPS) business has two wind turbines in Turkey, each producing more than 1 million kWh annually. Our steel drum factory in Europoort also installed wind power generators.

NORTH AMERICAN FACILITIES WITH SOLAR ENERGY

Location	System Size, kW	Date Completed	Purchased Power Replaced
Marycrest (Ohio)	11	April 2010	10%
American Flange (Ill.)	22	July 2010	8%
LaPalma, Calif.	172	February 2011	19%
Fontana, Calif.	172	February 2011	48%

(1) Battelle is the world's largest independent research and development organization, working to advance scientific discovery and application.


BUSINESS UNIT STATUS TO 2015 15% ENERGY EFFICIENCY IMPROVEMENT GOAL
25%
20%
15%
10%
5%
0%
Status to Target
Target
9%
7%
8%
14%
14%
2%
7%
15%
23%
8%
-36%
Riverville Mill
Massillon Mill
RIPS North America
RIPS EMEA
CorrChoice
FPS Incl. Multiwall
RIPS APAC
RIPS Latin America
Delta
GPA
Greif


Wind turbines at an FPS facility in Turkey

Four locations in North America currently have solar energy systems in operation.

Installation of solar panels has been approved for our plants at Rosemount, Minn, Merced, Calif., and for certain factories in Europe.

Waste

Since the introduction of the Greif Business System in 2003, we have consistently reduced the waste generated by our operations through lean manufacturing. New this year, we have set a specific goal of zero landfill waste by 2020.

Work at Greif's plastic drum plant in Lockport, Ill., illustrates work that is being planned and taking place to meet this goal at Greif factories around the world.

Lockport reduced its landfill waste in 2011 by approximately 45 percent over 2010, even with a higher sales volume. Comparing the first 11 months of both years, the factory went from 48 pick ups to 18, reducing landfill waste to 56 tons from 101 tons and costs from $20,130 to $10,867.

The plant took a number of other actions to reduce the waste they generated in their operations. They installed a baler for cardboard and shrink wrap recycling, and recycled the plastic purged from its machines as well as scrap metal. They also switched to using re-usable absorbents.

Innovative, Award-Winning Packaging

We fully endorse business-led innovation to create sustainable practices that will benefit society, the environment and our stakeholders as well as the future of our planet.

In June, Greif was honored as a Gold winner in the 23rd DuPont Awards for Packaging Innovation. DuPont's is the industry's longest-running, independently judged global award program for packaging


The beginning of the Agribusiness Virtuous Cycle


2011 Gold winner - 23rd DuPont Awards for Packaging Innovation

materials, technology and service innovation. Greif's Cimplast operations in Brazil teamed with DuPont to create a multilayer plastic bottle for agrochemicals. These bottles, made with a DuPont polymer compatibilizer, can be diverted from landfills and remade into high-value products such as automotive lubricant bottles and rigid pipes through the "Agribusiness Virtuous Cycle," a full-cycle recycling system. More than 150,000 tons of empty agrochemical plastic bottles have been collected since 2002, saving about 374,000 barrels of crude oil and more than 160,000 tons of CO_2 equivalents.

EarthMinded™ Life Cycle Services
Restore>Reuse>Recycle: Responsibly



EarthMinded™
Life Cycle Services

We believe that the best use of an industrial container is its re-use until it can no longer be reconditioned. In 2010, our Container Life Cycle Management joint venture was established in North America with the acquisition of two responsible industry leaders, Drumco of Arkansas and Tennessee, and IndyDrum. In 2011, we expanded the reach of our reconditioning services business to Europe with the acquisition of pack2pack, and strengthened our position in North America through affiliations with other responsible operators in the United States and Canada. Subsequently, EarthMinded™ Life Cycle Services, the largest global industrial packaging reconditioner, was officially introduced to customers. EarthMinded™ LCS is developing new technologies and business approaches to transform the industrial container reconditioning industry and help industrial packaging users achieve their sustainability objectives.



Steel drums being reconditioned at an EarthMinded™ Life Cycle Services facility

We have also developed proprietary technology to provide customers with verifiable reports detailing the reduced environmental impact of their industrial packaging entrusted to EarthMinded™ LCS. These reports allow our customers to document their achievements and meet the growing demand for more sustainable packaging.

EcoSystem

SFI Certification
Our Soterra land management business in the United States passed its third Sustainable Forestry Initiative (SFI) surveillance audit and maintains approximately 232,700 SFI-certified acres of timberland in Mississippi, Alabama and Louisiana.


SUSTAINABLE FORESTRY INITIATIVE
Certified Chain of Custody
100% Post-Consumer Recycled
www.sfiprogram.org
NSF-SFICOC-C0035516

Our Massillon Mill (Ohio) was re-certified for the SFI/FSC/PEFC (Forest Stewardship Council/ Programme for the Endorsement of Forest Certification) in October. This re-certification is renewed annually.

Our Riverville Mill (Virginia) re-certified its SFI sourcing certificate for wood procurement under the new 2010-14 standards in June. The mill's triple Chain of Custody certification issued by the SFI, FSC and PEFC organizations for using 100 percent post-consumer recycled fiber has been renewed under the latest revision of each of those standards. These certificates are subject to annual review through a surveillance audit.

Wetlands Mitigation
Soterra is in the final stages of receiving the approval of the U.S. Army Corps of Engineers to implement a wetlands mitigation bank in Hancock County, Mississippi. This area will be converted to a wetlands pine savannah and serve to preserve vital wetland habitat in the gulf coast region of Mississippi.

Pollinator Study
One of Greif's commitments to the Clinton Global Initiative (CGI) is our Pollinator Habitat Improvement project. Timberland offers the potential to provide clean forage for the bees that are vital to agricultural productivity and economic viability, while bees offer improved landscape health on timber holdings.

Using Soterra's timberland resources, Greif is working with Pollinator Partnership to learn how pollinators impact wildlife food availability on timber landscapes. We are also studying the added values of hosting honey bees and beekeepers on the landscape and the best management practice for ecosystem services on forest landscapes.

By conducting pollinator exclusion studies, automated hive scale honey bee productivity assessment and background ecosystem service assessment, the initial results have found that important wildlife food species are either pollinator dependant or pollinator limited. Increased fruiting in wildlife plants occurs when pollinators are given access.

SOCIAL

We believe it is our responsibility to help make the world a better place for our communities and our families. We share one future, after all.



"Enjoying Our Nature" Photo contest entry from Greif Costa Rica

Employee Engagement
The commitment of Greif's employees to sustainability is essential to our progress. To help employees learn about our company-wide sustainability programs and find information they can use at work, at home, and with customers, family and friends, Greif's Sustainability Department launched the Sustainability section on the company's intranet site. The section hosts a variety of interactive tools, videos, studies and best practices. Our sustainability commitments and achievements are also posted on our website at www.Greif.com/Sustainability.

Picture Our World Photo Contest
A picture is worth 1,000 words. Being able to take a picture and share it with co-workers around the world is priceless.

Employees submitted 58 entries to our third annual Picture Our World photo contest. Photos could be entered into one of four categories: Nature at the workplace; nature at home; conservation in action; and open for any photo of nature or an ecosystem. Aaron Spinos, lean manufacturing specialist at our Houston steel and fibre drum plant, won the 2011 contest with a photo of his daughter in a tunnel at the prairie dog exhibit at the Houston zoo *(see page 25)*.



"Winter Tree" submitted by Patrik Krcmar of the Czech Republic

Greif Global Sustainability Award
We launched the Greif Global Sustainability Award in 2010 to recognize our employees' efforts to innovate and adopt sustainable business practices in their workplaces. The first year, we had more than 30 nominations representing a total dollar savings of more than $17 million. In line with the intent of the program, just from these nominations alone we documented an environmental impact of 118 million pounds of CO_2 averted, 3.6 million pounds of waste eliminated and 1.5 million gallons of water saved.

The first recipient of this award, bestowed in January 2011, was Greif's entire Latin America strategic business unit. The organization reduced energy use in 21 plants, embracing energy excellence to the extent of taking their commitment home with them. They took the Greif GBS Operational Excellence approach to eliminating waste with minimal investment. They concentrated on changing the mindset of employees, raising awareness about the rational use of resources and machines, and tracked results daily. Monthly energy performance reports compared results between plants, allowing continuous identification of successes and failures. In the process, they effected a cultural change and generated a passion for conservation among employees.

Delta Home Energy Savings Program
Following the success of Greif Latin America's home energy savings program, Delta Companies Group launched Greif's first such program in the U.S. The Delta Home Energy Savings Program began with a contest to encourage associates to save electricity and gas in their homes. The objective of the contest was to lower use of electricity and/or natural gas for a four-month period. To kick off the program, every participant received four energy-efficient light bulbs and tips on how to conserve energy at home to start saving immediately.

More than 50 Delta employees combined to deliver an 11 percent reduction in home electricity consumption and a 26 percent reduction in home natural gas consumption. Prizes were awarded to those achieving the highest and second highest percentage reduction in their use of electricity and gas, respectively.

The overall winners were Lupe Franco, warehouse coordinator at our Bedford Park (Illinois) warehouse, who reduced electrical consumption by 54.2 percent and Forrest Ivy, customer service manager at our Houston Deer Park facility, who reduced natural gas consumption by 57.1 percent.

WBCSD



wbcsd member

Through our membership in the World Business Council for Sustainable Development (WBCSD), Greif hosted the first WBCSD U.S. Midwest Meeting with SC Johnson as co-sponsor. The meeting drew more than 90 participants from WBCSD member companies, academic institutions and non-governmental organizations (NGOs). They discussed environmental issues and shared best practices covering the topics of water, energy efficiency in buildings, ecosystems and leadership development. The participants also learned that combined, their companies spent $12 billion on the consumption of energy, which is the largest manageable expense in buildings. (Greif has signed on to the WBCSD's Energy Efficiency in Buildings Manifesto.) Greif Chairman Mike Gasser challenged each organization present to reduce energy consumption by 1 percent. Of the 1,050 trillion Btu they consume collectively, 1 percent is equivalent to 3.9 billion barrels of oil.

We are making plans to host a follow-up meeting in 2012.

CGI Commitments

Economic Development – Steel Drum Artisans



Ornate handmade Haitian wallsculptures made from parts of salvaged steel drums

We continue our commitment to the Clinton Global Initiative with our ongoing support of steel drum artists in Haiti. In 2011, we shipped 40 tons of steel drum parts to the artists. During a formal presentation of the steel to the artisans of Croix des Bouquets, former U.S. President Bill Clinton met with Greif's Chief Sustainability Officer Scott Griffin to talk about more opportunities to support Haiti and its artisan community. Their art can be found at www.haitimetalart.com.



President Bill Clinton and Scott Griffin, Greif's Chief Sustainability Officer, during a meeting in Haiti

Water – Personal Water Transport

Forty percent of the world's population live in a water-stressed environment. More than one billion people have no access to clean water or must walk to retrieve their daily water supply. With an estimated 40 billion hours spent per year on water collection, the large scale of this basic need provided both a business case for an effective solution and an opportunity to improve lives. Therefore, we decided to leverage our manufacturing expertise and the polywoven fabric supply of our Flexible Products & Services business to create effective, lightweight and hygienic products for the personal transport of clean water from the source to the home.

The project began with the design of two backpacks for carrying water. The WaterWear™ 20L backpack and the WaterWear™ 15L Hybrid backpack answer the need for a clean, easy-to-carry means of transporting and storing household water, offering relief to women and children around the world.



20 liter WaterWear™ collapsible water backpack

The first backpacks were field tested in Haiti in mid-2011. The designs of the backpacks were refined based on feedback from actual users. Then, in collaboration with the Clinton Global Initiative, Partners in Health, Prodev and Partners in Education, an additional 2,000 backpacks were distributed in four communities in Haiti for further testing.

We look forward to the results and eventually a wider rollout of the backpacks.

Water – Catchment System
Greif is supporting a rain catchment system and community center area in the Haitian town of Medan Belize near Lake Azuei. Working with partners Operation Blessing and Caribbean Harvest, we supported the extension of the school building to create a new community space and covered school canteen area that will also serve as a structure for rain catchment. The catchment consists of donated foldable water bags produced by our Flexible Products & Services business. Serving as tanks, these bags can each hold 2,500 liters of rainwater collected from the roof, helping to provide water for non-potable uses to this community living in extreme poverty.

We have committed to support the building of two additional schools/community centers that will also serve as sites for the collection and storage of rainwater.

Helping Our Communities
We made the second installment of our five-year pledge to support The Ohio State University Comprehensive Cancer Center and The James Cancer Hospital and Solove Research Institute to fund The Greif International Collaboration for the Advancement of Curative Therapies in Leukemia.

Renovation of an atrium and courtyard at Riverside Methodist Hospital in Columbus, Ohio, funded by a Greif pledge, should be complete in 2012.

In May, we donated 300 steel drums to the NGO "Children of the Street," which wanted to raise interest and donations for an educational project in Vietnam. Thinking big, they worked with the city of Antwerp, Belgium to produce an original event. Six hundred excited youngsters from area schools gathered in the center of the metropolis to beat the drums under the watchful eye of the 15th century Baroque painter from Antwerp, Peter Paul Rubens.



Students in Antwerp, Belgium beating steel drums for charity

And, for the third straight year, we sponsored a week of camp at Recreation Unlimited for youth ages 8 to 22 with both physical and developmental disabilities. We augmented our financial support with employees who volunteered to spend a day at camp helping the camp counselors or maintaining the grounds.

This report details just a few of the multitude of activities occurring at Greif locations around the world. As the WBCSD succinctly put it: No company can succeed in a society that fails. We believe we all have a responsibility to ensure that society succeeds everywhere around the world.



Water catchment system in Haiti



A Child's Imagination Running Wild

Photo by Aaron Spinos, lean manufacturing specialist, Houston steel and fibre drum plant

We honor our history as we focus on our future.
We use financial, natural and human resources wisely without compromising the ability of future generations to meet their needs.

The Greif Way

○ THE PRINCIPLES THAT GUIDE OUR BUSINESS

Greif's values are the same, wherever we are in the world.

ETHICAL

We can be trusted to do what is right. Greif's Code of Business Conduct and Ethics guides our decisions and actions.

STRONG THROUGH DIVERSITY

We encourage and embrace our diversity of culture, language, location and thought. Our differences define but do not divide us; our common interests unite us. From the many, we are one: Greif.

SERIOUS ABOUT SUSTAINABILITY

We honor our history as we focus on our future. We use financial, natural and human resources wisely without compromising the ability of future generations to meet their needs.

COMMITTED TO CONTINUOUS IMPROVEMENT

We always look for ways to make our work, our products, our services and our Company better.

○ THE STANDARDS WE HOLD

FOR OURSELVES

PERSONAL ACCOUNTABILITY

Greif is known around the world for integrity. Our people – principled, intelligent and reliable – reaffirm our reputation every day with their every action.

STAY ALERT FOR SAFETY

We take responsibility to be safe in everything we do. We are diligent in protecting our own safety as well as the safety of our co-workers. We correct unsafe practices or conditions when we see them, and stop any activity that brings unnecessary risk.

RESPECT OTHERS

We treat people the way we would like to be treated while being respectful of their cultural norms.

BE PART OF THE SOLUTION

When we see something that needs to be done, we do it. When an issue arises, we work together toward a resolution. We put Company goals ahead of our personal agendas in the workplace.

FOR CUSTOMERS

Greif customers are our first priority. Without them, we have no Company.

BUILD IN QUALITY

Quality is our hallmark. Each of us takes responsibility for it.

REMAIN ABOVE REPROACH

We compete honestly and adhere to the highest standards of conduct.

MEET AND EXCEED OUR CUSTOMERS' NEEDS

We listen to our customers to learn about their challenges and help them determine their best solutions. We deliver products and services at fair value.

FOR SHAREHOLDERS

We work for Greif's shareholders, the owners of our Company. With this in mind, we strive to create value in all that we do.

INCREASE OUR COMPANY'S WORTH

Our shareholders expect it. Our future depends on it.

MAINTAIN OUR COMPANY'S REPUTATION

The companies with the highest standards provide the highest returns for their shareholders. We will continue to be one of those companies.

FOR SUPPLIERS

Greif's suppliers are essential; they provide the materials and services that keep our business running.

CULTIVATE SUPPLIER LOYALTY

We treat our suppliers as vital partners to our business.

EXPECT EQUAL TREATMENT

We constantly evaluate all aspects of the products and services that we purchase. We expect quality at a fair cost.

REMAIN FREE OF OBLIGATION

We do not accept lavish entertainment or excessive gifts from suppliers.

○ THE SUPPORT WE EXPECT FROM OUR COMPANY

We have certain expectations of the Company, and it is the Company's obligation to do its best to fulfill those expectations.

SAFETY IN THE WORKPLACE

Safeguarding the health and welfare of our people is fundamental. The Company is committed to providing a safe working environment.

EQUITABLE TREATMENT OF ALL

Regardless of race, color, sex, creed, national origin or age, each Greif employee will be treated fairly.

APPROPRIATE REWARDS

Compensation and benefits will be competitive and commensurate with the value received.

CAREER OPPORTUNITIES

The Company will be mindful of career opportunities within Greif for its employees.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number: 001-00566

GREIF

(Exact name of Registrant as specified in its charter)

State of Delaware	**31-4388903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
425 Winter Road, Delaware, Ohio	**43015**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 740-549-6000
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock	New York Stock Exchange
Class B Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was as follows:

Non-voting common equity (Class A Common Stock) - 1,497,294,778
Voting common equity (Class B Common Stock) - 329,287,284

The number of shares outstanding of each of the Registrant's classes of common stock, as of December 9, 2011, was as follows:

Class A Common Stock – 24,978,098
Class B Common Stock – 22,120,966

Listed hereunder are the documents, portions of which are incorporated by reference, and the parts of this Form 10-K into which such portions are incorporated:

1. The Registrant's Definitive Proxy Statement for use in connection with the Annual Meeting of Stockholders to be held on February 27, 2012 (the "2012 Proxy Statement"), portions of which are incorporated by reference into Parts II and III of this Form 10-K. The 2012 Proxy Statement will be filed within 120 days of October 31, 2011.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this Annual Report on Form 10-K of Greif, Inc. and subsidiaries (this "Form 10-K") or incorporated herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, goals and plans and objectives of management for future operations, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "project," "believe," "continue," "on track" or "target" or the negative thereof or variations thereon or similar terminology. All forward-looking statements made in this Form 10-K are based on information currently available to our management. Forward-looking statements speak only as the date the statements were made. Although we believe that the expectations reflected in forward-looking statements have a reasonable basis, we can give no assurance that these expectations will prove to be correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. For a discussion of the most significant risks and uncertainties that could cause our actual results to differ materially from those projected, see "Risk Factors" in Item 1A of this Form 10-K. The risks described in this Form 10-K are not all inclusive, and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements made in this Form 10-K are expressly qualified in their entirety by reference to such risk factors. Except to the limited extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Index to Form 10-K Annual Report for the Year ended October 31, 2011

PART I

ITEM 1. BUSINESS

(a) General Development of Business

We are a leading global producer of industrial packaging products and services with manufacturing facilities located in over 55 countries. We offer a comprehensive line of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers, and services such as container life cycle services, blending, filling and other packaging services, logistics and warehousing. We are also a leading global producer of flexible intermediate bulk containers and a North American provider of industrial and consumer shipping sacks and multiwall bag products. We also produce containerboard and corrugated products for niche markets in North America. We sell timber to third parties from our timberland in the southeastern United States that we manage to maximize long-term value. We also own timberland in Canada that we do not actively manage. In addition, we sell, from time to time, timberland and special use land, which consists of surplus land, higher and better use ("HBU") land, and development land. Our customers range from Fortune 500 companies to medium and small-sized companies in a cross section of industries.

We were founded in 1877 in Cleveland, Ohio, as "Vanderwyst and Greif," a cooperage shop co-founded by one of four Greif brothers. One year after our founding, the other three Greif brothers were invited to join the business, renamed Greif Bros. Company, making wooden barrels, casks and kegs to transport post-Civil War goods nationally and internationally. We later purchased nearly 300,000 acres of timberland to provide raw materials for our cooperage plants. We still own significant timber properties located in the southeastern United States and in Canada. In 1926, we incorporated as a Delaware corporation and made a public offering as The Greif Bros. Cooperage Corporation. In 1951, we moved our headquarters from Cleveland, Ohio to Delaware, Ohio, which is in the Columbus metro-area, where our corporate headquarters are currently located. Since the latter half of the 1900s, we have transitioned from our keg and barrel heading mills, stave mills and cooperage facilities to a global producer of industrial packaging products. Following our acquisition of Van Leer in 2001, a global steel and plastic drum manufacturer, we changed our name to Greif, Inc.

Our fiscal year begins on November 1 and ends on October 31 of the following year. Any references in this Form 10-K to the years 2011, 2010 or 2009, or to any quarter of those years, relate to the fiscal year ending in that year.

As used in this Form 10-K, the terms "Greif," "our company," "we," "us," and "our" refer to Greif, Inc. and its subsidiaries.

(b) Financial Information about Segments

We operate in four business segments: Rigid Industrial Packaging & Services; Flexible Products & Services; Paper Packaging; and Land Management. Information related to each of these segments is included in Note 17 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

(c) Narrative Description of Business

Products and Services

In the Rigid Industrial Packaging & Services segment, we are a leading global provider of rigid industrial packaging products, including steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers, and services, such as container life cycle services, blending, filling and other packaging services, logistics and warehousing. We sell our industrial packaging products to customers in industries such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others.

In the Flexible Products & Services segment, we are a leading global producer of flexible intermediate bulk containers and a North American provider of industrial and consumer shipping sacks and multiwall bag products. Our flexible intermediate bulk containers consist of a polypropylene-based woven fabric that is partly produced at our production sites, as well as sourced from strategic regional suppliers. Our flexible products are sold globally and service customers and market segments similar to those as our Rigid Industrial Packaging & Services segment. Additionally, our flexible products significantly expand our presence in the agricultural and food industries, among others. Our industrial and consumer shipping sacks and multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries.

In the Paper Packaging segment, we sell containerboard, corrugated sheets and other corrugated products to customers in North America in industries such as packaging, automotive, food and building products. Our corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications. Operations related to our industrial and consumer multiwall bag products have been reclassified to our Flexible Products & Services segment.

In the Land Management segment, we are focused on the active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions. We also sell, from time to time, timberland and special use land, which consists of surplus land, HBU land and development land.

As of October 31, 2011, we owned approximately 267,750 acres of timber property in the southeastern United States and approximately 14,700 acres of timber property in Canada.

Customers

Due to the variety of our products, we have many customers buying different types of our products and due to the scope of our sales, no one customer is considered principal in our total operations.

Backlog

We supply a cross-section of industries, such as chemicals, food products, petroleum products, pharmaceuticals and metal products, and must make spot deliveries on a day-to-day basis as our products are required by our customers. We do not operate on a backlog to any significant extent and maintain only limited levels of finished goods. Many customers place their orders weekly for delivery during the week.

Competition

The markets in which we sell our products are highly competitive with many participants. Although no single company dominates, we face significant competitors in each of our businesses. Our competitors include large vertically integrated companies as well as numerous smaller companies. The industries in which we compete are particularly sensitive to price fluctuations caused by shifts in industry capacity and other cyclical industry conditions. Other competitive factors include design, quality and service, with varying emphasis depending on product line.

In both the rigid industrial packaging industry and flexible industrial packaging industry, we compete by offering a comprehensive line of products on a global basis. In the paper packaging industry, we compete by concentrating on providing value-added, higher-margin corrugated products to niche markets. In addition, over the past several years we have closed higher cost facilities and otherwise restructured our operations, which we believe have significantly improved our cost competitiveness.

Compliance with Governmental Regulations Concerning Environmental Matters

Our operations are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials and numerous other environmental laws and regulations. In the ordinary course of business, we are subject to periodic environmental inspections and monitoring by governmental enforcement authorities. In addition, certain of our production facilities require environmental permits that are subject to revocation, modification and renewal.

Based on current information, we believe that the probable costs of the remediation of company-owned property will not have a material adverse effect on our financial condition or results of operations. We believe that we have adequately reserved for our liability for these matters as of October 31, 2011.

We do not believe that compliance with federal, state, local and international provisions, which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has had or will have a material effect upon our capital expenditures, earnings or competitive position. We do not anticipate any material capital expenditures related to environmental control in 2012.

Refer also to Item 7 of this Form 10-K and Note 14 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information concerning environmental expenses and cash expenditures for 2011, 2010 and 2009, and our reserves for environmental liabilities as of October 31, 2011.

Raw Materials

Steel, resin and containerboard are the principal raw materials for the Rigid Industrial Packaging & Services segment, resin is the primary raw material for the Flexible Products & Services segment, and pulpwood, old corrugated containers for recycling and containerboard are the principal raw materials for the Paper Packaging segment. We satisfy most of our needs for these raw materials through purchases on the open market or under short-term and long-term supply agreements. All of these raw materials are purchased in highly competitive, price-sensitive markets, which have historically exhibited price, demand and supply cyclicality. From time to time, some of these raw materials have been in short supply at certain of our manufacturing facilities. In those situations, we ship the raw materials in short supply from one or more of our other facilities with sufficient supply to the facility or facilities experiencing the shortage. To date, raw material shortages have not had a material adverse effect on our financial condition or results of operations.

Research and Development

While research and development projects are important to our continued growth, the amount expended in any year is not material in relation to our results of operations.

Other

Our businesses are not materially dependent upon patents, trademarks, licenses or franchises.

No material portion of our businesses is subject to renegotiation of profits or termination of contracts or subcontracts at the election of a governmental agency or authority.

The businesses of our segments are not seasonal to any material extent.

Employees

As of October 31, 2011, we had approximately 15,660 full time employees, which has increased due to acquisitions in 2011. A significant number of our full time employees are covered under collective bargaining agreements. We believe that our employee relations are generally good.

(d) Financial Information about Geographic Areas

Our operations are located in North and South America, Europe, the Middle East, Africa and the Asia Pacific region. Information related to each of these areas is included in Note 17 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. Refer to Quantitative and Qualitative Disclosures about Market Risk, included in Item 7A of this Form 10-K.

(e) Available Information

We maintain a website at www.greif.com. We file reports with the United States Securities and Exchange Commission ("SEC") and make available, free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q or Form 10-Q/A, current reports on Form 8-K, proxy and information statements and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC.

Any of the materials we file with the SEC may also be read and/or copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

(f) Other Matters

Our common equity securities are listed on the New York Stock Exchange ("NYSE") under the symbols GEF and GEF.B. David B. Fischer, our President and Chief Executive Officer, has timely certified to the NYSE that, at the date of the certification, he was unaware of any violation by our Company of the NYSE's corporate governance listing standards. In addition, Mr. Fischer and Robert M. McNutt, our Senior Vice President and Chief Financial Officer, have provided certain certifications in this Form 10-K regarding the quality of our public disclosures. Refer to Exhibits 31.1 and 31.2 to this Form 10-K.

ITEM 1A. RISK FACTORS

Statements contained in this Form 10-K may be "forward-looking" within the meaning of Section 21E of the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties that could cause our operating results to differ materially from those projected. The following factors, among others, in some cases have affected, and in the future could affect, our actual financial and/or operational performance.

The Current and Future Challenging Global Economy may Adversely Affect Our Business.

The current economic slowdown and any further economic decline in future reporting periods could negatively affect our business and results of operations. The volatility of the current economic climate, especially that in Western Europe, makes it difficult for us to predict the complete impact of this slowdown on our business and results of operations. Due to these current economic conditions, our customers may face financial difficulties, the unavailability of or reduction in commercial credit, or both, that may result in decreased sales by and revenues to our company. Certain of our customers may cease operations or seek bankruptcy protection, which would reduce our cash flows and adversely impact our results of operations. Our customers that are financially viable and not experiencing economic distress may elect to reduce the volume of orders for our products in an effort to remain financially stable or as a result of the unavailability of commercial credit which would negatively affect our results of operations. We may also have difficulty accessing the global credit markets due to the tightening of commercial credit availability and the financial difficulties of our customers, which would result in decreased ability to fund capital-intensive strategic projects and our ongoing acquisition strategy. Further, we may experience challenges in forecasting revenues and operating results due to these global economic conditions. The difficulty in forecasting revenues and operating results may result in volatility in the market price of our common stock.

In addition, the lenders under our Credit Agreement and other borrowing facilities described in Item 7 of this Form 10-K under "Liquidity and Capital Resources—Borrowing Arrangements" and the counterparties with whom we maintain interest rate swap agreements, currency forward contracts and derivatives and other hedge agreements may be unable to perform their lending or payment obligations in whole or in part, or may cease operations or seek bankruptcy protection, which would negatively affect our cash flows and our results of operations.

Historically, Our Business has been Sensitive to Changes in General Economic or Business Conditions.

Our customers generally consist of other manufacturers and suppliers who purchase industrial packaging products and containerboard and related corrugated products for their own containment and shipping purposes. Because we supply a cross section of industries, such as chemicals, food products, petroleum products, pharmaceuticals, metal products, agricultural and agrichemical products, and have operations in many countries, demand for our products and services has historically corresponded to changes in general economic and business conditions of the industries and countries in which we operate. Accordingly, our financial performance is substantially dependent upon the general economic conditions existing in these industries and countries, and any prolonged or substantial economic downturn in the markets in which we operate, including the current economic downturn, could have a material adverse affect on our business, results of operations or financial condition.

Our Operations are Subject to Currency Exchange and Political Risks that Could Adversely Affect Our Results of Operations.

We have operations in over 55 countries. As a result of our international operations, we are subject to certain risks that could disrupt our operations or force us to incur unanticipated costs.

Our operating performance is affected by fluctuations in currency exchange rates by:

- translations into United States dollars for financial reporting purposes of the assets and liabilities of our international operations conducted in local currencies; and
- gains or losses from transactions conducted in currencies other than the operation's functional currency.

The Company also has indebtedness, agreements to purchase raw materials and agreements to sell finished products that are denominated in Euros. Recent events in Europe have called into question the viability of a common European currency. The failure of the Euro could negatively impact our business, results of operations and financial condition.

We are subject to various other risks associated with operating in international countries, such as the following:

- political, social and economic instability which has commonly been associated with developing countries but presently is also impacting industrialized countries such as Greece and Italy;
- war, civil disturbance or acts of terrorism;
- taking of property by nationalization or expropriation without fair compensation;
- changes in government policies and regulations;
- imposition of limitations on conversions of currencies into United States dollars or remittance of dividends and other payments by international subsidiaries;
- imposition or increase of withholding and other taxes on remittances and other payments by international subsidiaries;
- hyperinflation in certain countries and the current threat of global deflation; and
- impositions or increase of investment and other restrictions or requirements by non-United States governments.

The Continuing Consolidation of Our Customer Base for Industrial Packaging, Containerboard and Corrugated Products, as well as the Continuing Consolidation of Our Suppliers of Raw Materials, may Intensify Pricing Pressures and may Negatively Impact Our Financial Performance.

Over the last few years, many of our large industrial packaging, containerboard and corrugated products customers have acquired, or been acquired by, companies with similar or complementary product lines. In addition, many of our suppliers of raw materials such as steel, resin and paper, have undergone a similar process of consolidation. This consolidation has increased the concentration of our largest customers, resulting in increased pricing pressures from our customers. The consolidation of our largest suppliers has resulted in increased cost pressures from our suppliers. Any future consolidation of our customer base or our suppliers could negatively impact our financial performance.

We Operate in Highly Competitive Industries.

Each of our business segments operates in highly competitive industries. The most important competitive factors we face are price, quality and service. To the extent that one or more of our competitors become more successful with respect to any of these key competitive factors, we could lose customers and our sales could decline. In addition, due to the tendency of certain customers to diversify their suppliers, we could be unable to increase or maintain sales volumes with particular customers. Certain of our competitors are substantially larger and have significantly greater financial resources.

Our Business is Sensitive to Changes in Industry Demands.

Industry demand for containerboard in the United States and certain of our industrial packaging products in our United States, European and international markets has varied in recent years causing competitive pricing pressures for those products. We compete in industries that are capital intensive, which generally leads to continued production as long as prices are sufficient to cover marginal costs. As a result, changes in industry demands like the current economic slowdown, including any resulting industry over-capacity, may cause substantial price competition and, in turn, negatively impact our financial performance.

Raw Material and Energy Price Fluctuations and Shortages could Adversely Affect Our Ability to Obtain the Materials Needed to Manufacture Our Products and Could Adversely Affect Our Manufacturing Costs.

The principal raw materials used in the manufacture of our products are steel, resin, pulpwood, old corrugated containers for recycling, and containerboard, which we purchase in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. Some of these materials have been, and in the future may be, in short supply. However, we have not recently experienced any significant difficulty in obtaining our principal raw materials. We have long-term supply contracts in place for obtaining a portion of our principal raw materials. The cost of producing our products is also sensitive to the price of energy (including its impact on transport costs). We have, from time to time, entered into short-term contracts to hedge certain of our energy costs. Energy prices, in particular oil and natural gas, have fluctuated in recent years, with a corresponding effect on our production costs. Potential legislation, regulatory action and international treaties related to climate change, especially those related to the regulation of greenhouse gases, may result in significant increases in raw material and energy costs. There can be no assurance that we will be able to recoup any past or future increases in the cost of energy and raw materials.

We may Encounter Difficulties Arising from Acquisitions.

We have invested a substantial amount of capital in acquisitions, joint ventures and strategic investments and we expect that we will continue to do so in the foreseeable future. We are continually evaluating acquisitions and strategic investments that are significant to our business both in the United States and internationally. Acquisitions, joint ventures and strategic investments involve numerous risks, including the failure to retain key customers, employees and contracts, the inability to integrate businesses without material disruption, unanticipated costs incurred in connection with integrating businesses, the incurrence of liabilities greater than anticipated or operating results that are less than anticipated, the inability to realize the projected value, and the projected synergies are not realized. In addition, acquisitions, joint ventures and strategic investments and associated integration activities require time and attention of management and other key personnel, and other companies in our industries have similar acquisition and investment strategies. There can be no assurance that any acquisitions, joint ventures and strategic investments will be successfully integrated into our operations, that competition for acquisitions will not intensify or that we will be able to complete such acquisitions, joint ventures and strategic investments on acceptable terms and conditions. The costs of unsuccessful acquisition, joint venture and strategic investment efforts may adversely affect our results of operations, financial condition or prospects.

We may Incur Additional Restructuring Costs and there is no Guarantee that Our Efforts to Reduce Costs will be Successful.

We have restructured portions of our operations from time to time in recent years, particularly following acquisitions of businesses and periods of economic downturn, and it is possible that we may engage in additional restructuring opportunities. Because we are not able to predict with certainty acquisition opportunities that may become available to us, market conditions, the loss of large customers, or the selling prices for our products, we also may not be able to predict with certainty when it will be appropriate to undertake restructurings. It is also possible, in connection with these restructuring efforts, that our costs could be higher than we anticipate and that we may not realize the expected benefits.

As discussed elsewhere, in 2003 we implemented the "Greif Business System," a quantitative, systematic and disciplined process to improve productivity, increase profitability, reduce costs and drive shareholder value. While we expect these initiatives to result in significant profit opportunities and savings throughout our organization, our estimated profits and savings are based on several assumptions that may prove to be inaccurate, and as a result, there can be no assurance that we will realize these profits and cost savings or that, if realized, these profits and cost savings will be sustained. If we cannot successfully continue to implement and sustain Greif Business System initiatives, our financial conditions and results of operations would be negatively affected.

Tax Legislation Initiatives or Challenges to Our Tax Positions Could Adversely Affect Our Results of Operations and Financial Condition.

We are a large multinational corporation with operations in the United States and international jurisdictions. As such, we are subject to the tax laws and regulations of the U.S. federal, state and local governments and of many international jurisdictions. Due to widely varying tax rates in the taxing jurisdictions applicable to our business, a change in income generation to higher taxing jurisdictions or away from lower taxing jurisdictions may have a negative affect on our financial condition and results of operations.

From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, U.S. federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Several Operations are Conducted by Joint Ventures that we cannot Operate Solely for Our Benefit.

Several operations, particularly in emerging markets, are conducted through joint ventures, such as a significant joint venture in our Flexible Products & Services segment. In joint ventures, we share ownership and, in some instances, management of a company with one or more parties who may or may not have the same goals, strategies, priorities or resources as we do. In general, joint ventures are intended to be operated for the benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. In certain cases, our joint venture partners must agree in order for the applicable joint venture to take certain actions, including acquisitions, the sale of assets, budget approvals, borrowing money and granting liens on joint venture property. Our inability to take unilateral action that we believe is in our best interests may have an adverse effect on the financial performance of the joint venture and the return on our investment. In joint ventures, we believe our relationship with our co-owners is an important factor to the success of the joint venture, and if a co-owner changes, our relationship may be adversely affected. In addition, the benefits from a successful joint venture are shared among the co-owners, so that we do not receive all the benefits from our successful joint ventures. Finally, we may be required on a legal or practical basis or both, to accept liability for obligations of a joint venture beyond our economic interest, including in cases where our co-owner becomes bankrupt or is otherwise unable to meet its commitments. For additional information with respect to the joint venture relating to our Flexible Products & Services segment, refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation—Business Acquisitions.

Our Ability to Attract, Develop and Retain Talented Employees, Managers and Executives is Critical to Our Success.

Our ability to attract, develop and retain talented employees, including executives and other key managers, is important to our business. The loss of certain key officers and employees, or the failure to attract and develop talented new executives and managers, could have a materially adverse effect on our business.

Our Business may be Adversely Impacted by Work Stoppages and Other Labor Relations Matters.

We are subject to risk of work stoppages and other labor relations matters because a significant number of our employees are represented by unions. We have experienced work stoppages and strikes in the past, and there may be work stoppages and strikes in the future. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, results of operations or financial condition.

We may be Subject to Losses that Might not be Covered in Whole or in Part by Existing Insurance Reserves or Insurance Coverage. These Uninsured Losses Could Adversely Affect Our Financial Performance.

We are self-insured for certain of the claims made under our employee medical and dental insurance programs and for certain of our workers' compensation claims. We establish reserves for estimated costs related to pending claims, administrative fees and claims incurred but not reported. Because establishing reserves is an inherently uncertain process involving estimates, currently established reserves may not be adequate to cover the actual liability for claims made under our employee medical and dental insurance programs and for certain of our workers' compensation claims. If we conclude that our estimates are incorrect and our reserves are inadequate for these claims, we will need to increase our reserves, which could adversely affect our financial performance.

We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried for similar properties. However, there are certain types of losses, such as losses resulting from wars, acts of terrorism, or hurricanes, tornados, or other natural disasters, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss would adversely impact our business, financial condition and results of operations.

We purchase insurance policies covering general liability and product liability with substantial policy limits. However, there can be no assurance that any liability claim would be adequately covered by our applicable insurance policies or it would not be excluded from coverage based on the terms and conditions of the policy. This could also apply to any applicable contractual indemnity.

Our Business Depends on the Uninterrupted Operations of Our Facilities, Systems and Business Functions, including Our Information Technology and Other Business Systems.

Our business is dependent upon our ability to execute, in an efficient and uninterrupted fashion, necessary business functions, such as accessing key business data, order processing, invoicing and the operation of information technology dependent manufacturing equipment. A shut-down of or inability to access one or more of our facilities, a power outage, a pandemic, or a failure of one or more of our information technology, telecommunications or other systems could significantly impair our ability to perform such functions on a timely basis.

Our information technology systems exist on platforms in more than 55 countries, many of which have been acquired in connection with business acquisitions, resulting in a complex technical infrastructure. Such complexity creates difficulties and inefficiencies in monitoring business results and consolidating financial data and could result in a material adverse effect on our business operations and financial performance.

A security breach of our computer systems could also interrupt or damage our operations or harm our reputation. In addition, we could be subject to liability if confidential information relating to customers, suppliers, employees or other parties is misappropriated from our computer system. Despite the implementation of security measures, these systems may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems.

We have established a business continuity plan in an effort to ensure the continuation of core business operations in the event that normal operations could not be performed due to a catastrophic event. While we continue to test and assess our business continuity plan to ensure it meets the needs of our core business operations and addresses multiple business interruption events, there is no assurance that core business operations could be performed upon the occurrence of such an event.

Legislation/Regulation Related to Climate Change and Environmental and Health and Safety Matters and Product Liability Claims Could Negatively Impact our Operations and Financial Performance.

We must comply with extensive U.S. and non-U.S. laws, rules and regulations regarding environmental matters, such as air, soil and water quality, waste disposal and climate change. We must also comply with extensive laws, rules and regulations regarding safety and health matters. There can be no assurance that compliance with existing and new laws, rules and regulations will not require significant expenditures. For example, the passage of the Health Care Reform Act in 2010 could significantly increase the cost of the health care benefits provided to our U.S. employees. In addition, the failure to comply materially with such existing and new laws, rules and regulations could adversely affect our operations and financial performance.

We believe it is also likely that the scientific and political attention to issues concerning the extent and causes of climate change will continue, with the potential for further regulations that could affect our operations and financial performance. As an update to legislation and regulatory activity that impacts or could impact our business:

- The U.S. EPA issued a finding in 2009 that greenhouse gases contribute to air pollution that endangers public health and welfare. The endangerment finding and EPA's determination that greenhouse gases are subject to regulation under the Clean Air Act, will lead to widespread regulation of stationary sources of greenhouse gas emissions.

- Congress may continue to consider legislation on greenhouse gas emissions, which may include a cap and trade system for stationary sources and a carbon fee on transportation fuels.

- The Canadian government has added bisphenol A (BPA), a chemical monomer used primarily in the production of plastic and epoxy resins, to the list of toxic substances in Schedule 1 of the Canadian Environmental Protection Act, 1999. Such designation may lead to additional regulation of the use of BPA in food contact applications.

Although there may be adverse financial impact (including compliance costs, potential permitting delays and increased cost of energy, raw materials and transportation) associated with any such legislation, regulation or other action, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the fact that some requirements have only recently been adopted and the present uncertainty regarding other additional measures and how they will be implemented. Furthermore, litigation or claims against us with respect to such matters could adversely affect our operations and financial performance. We may also become subject to product liability claims that could adversely affect our operations and financial performance.

We May Incur Fines or Penalties, Damage to Our Reputation or Other Adverse Consequences if Our Employees, Agents or Business Partners Violate, or are Alleged to Have Violated, Anti-bribery, Competition or Other Laws.

We cannot provide assurance that our internal controls will always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including anti-bribery, competition, trade sanctions and regulation, and other laws. Any such improper actions could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against us or our subsidiaries, and could damage our reputation. Even the allegation or appearance of our employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions.

Changing Climate Conditions may Adversely Affect Our Operations and Financial Performance.

Climate change, to the extent it produces rising temperatures and sea levels and changes in weather patterns, could impact the frequency or severity of weather events, wildfires and flooding. These types of events may adversely impact our suppliers, our customers and their ability to purchase our products and our ability to manufacture and transport our products on a timely basis and could result in a material adverse effect on our business operations and financial performance.

The Frequency and Volume of Our Timber and Timberland Sales will Impact Our Financial Performance.

We have a significant inventory of standing timber and timberland and approximately 48,550 acres of special use properties in the United States and Canada as of October 31, 2011. The frequency, demand for and volume of sales of timber, timberland and special use properties will have an effect on our financial performance. In addition, volatility in the real estate market for special use properties could negatively affect our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following are our principal operating locations and the products manufactured at such facilities or the use of such facilities. We consider our operating properties to be in satisfactory condition and adequate to meet our present needs. However, we expect to make further additions, improvements and consolidations of our properties to support our business.

Location	Products or Use	Owned	Leased
RIGID INDUSTRIAL PACKAGING & SERVICES			
Algeria	Steel drums	1	—
Argentina	Steel and plastic drums, water bottles, distribution centers and administrative office	2	1
Australia	Closures	—	2
Austria	Steel drums, reconditioned containers and services and administrative office	—	2
Belgium	Steel and plastic drums, reconditioned containers and services, administrative office and coordination center (shared services)	3	2
Brazil	Steel and plastic drums, water bottles, closures, intermediate bulk containers, warehouse and general office	5	8
Canada	Fibre, steel and plastic drums, blending and packaging services and administrative office	4	2
Chile	Steel drums, water bottles and distribution centers	—	2
China	Steel drums, closures, blending and packaging services and general offices	—	10
Colombia	Steel and plastic drums, water bottles and administrative office	1	1
Costa Rica	Steel drums	—	1
Czech Republic	Steel drums	1	—
Denmark	Fibre drums, intermediate bulk containers and administrative offices	1	1
Egypt	Steel drums	1	—
France	Steel and plastic drums, closures, reconditioned containers and services and distribution centers	5	2
Germany	Fibre, steel and plastic drums, closures, intermediate bulk containers, reconditioned containers and services, administrative office and distribution centers	6	6
Greece	Steel drums and warehouse	—	1
Guatemala	Steel drums	1	—
Hungary	Steel drums	1	—
Italy	Steel and plastic drums, closures, water bottles, intermediate bulk containers and distribution center	1	5
Jamaica	Distribution center	—	1
Japan	Steel drums	—	1
Kazakhstan	Distribution center	—	1
Kenya	Steel and plastic drums	—	1
Malaysia	Steel and plastic drums	—	1

Location	Products or Use	Owned	Leased
Mexico	Fibre, steel and plastic drums, closures and distribution centers	1	1
Morocco	Steel and plastic drums and plastic bottles	1	—
Netherlands	Fibre, steel and plastic drums, closures, reconditioned containers and services, research center and general offices	4	1
Nigeria	Steel and plastic drums	—	3
Norway	Steel drums and reconditioned containers and services	1	1
Philippines	Steel drums and water bottles	—	1
Poland	Steel drums and water bottles	1	1
Portugal	Steel drums	1	—
Russia	Steel drums, water bottles and intermediate bulk containers	8	1
Saudi Arabia	Steel drums	—	1
Singapore	Steel drums, steel parts and distribution center	—	1
South Africa	Steel and plastic drums and distribution center	—	5
Spain	Steel drums and distribution center	3	1
Sweden	Fibre and steel drums and distribution centers	3	1
Turkey	Steel drums and water bottles	1	—
Ukraine	Distribution center and water bottles	—	1
United Arab Emirates	Steel drums	—	1
United Kingdom	Steel and plastic drums, water bottles, reconditioned containers and services and distribution centers	4	3
United States	Fibre, steel and plastic drums, intermediate bulk containers, reconditioned containers and services, closures, steel parts, water bottles, and distribution centers and blending and packaging services	22	19
Venezuela	Steel and plastic drums and water bottles	2	—
Vietnam	Steel drums	—	1
FLEXIBLE PRODUCTS & SERVICES:			
Australia	Distribution center and administrative office	—	6
Austria	Distribution center	—	1
Belgium	Manufacturing plant	—	1
China	Manufacturing plant, administrative office, and sales office	1	4
Colombia	Manufacturing plant	—	1
Finland	Manufacturing plants	1	1
France	Manufacturing plant and distribution centers	1	2
Germany	Distribution center and administrative office	—	4
India	Distribution center and administrative office	—	2
Ireland	Distribution center	—	1
Mexico	Manufacturing plant	—	1
Netherlands	Manufacturing plant, distribution center and administrative office	—	3
Pakistan	Manufacturing plant and administrative office	—	6
Poland	Manufacturing plant	—	1

Location	Products or Use	Owned	Leased
Portugal	Manufacturing plant	—	1
Romania	Manufacturing plants	—	2
Saudi Arabia	Administrative office	—	1
Spain	Distribution center	—	1
Sweden	Distribution center	—	1
Turkey	Manufacturing plants	1	3
United Kingdom	Manufacturing plant and distribution center	—	2
Ukraine	Manufacturing plants	1	1
United States	Distribution centers	—	5
Vietnam	Manufacturing plant	—	1
PAPER PACKAGING:			
United States	Corrugated sheets, containers and other products, containerboard, multiwall bags, investment property and distribution centers	17	4
LAND MANAGEMENT:			
United States	General offices	4	1
CORPORATE:			
United States	Principal and general offices	2	—

We also own a substantial amount of timber properties. Our timber properties consisted of approximately 267,750 acres in the southeastern United States and approximately 14,700 acres in Canada as of October 31, 2011.

ITEM 3. LEGAL PROCEEDINGS

We do not have any pending material legal proceedings.

From time to time, various legal proceedings arise at the country, state or local levels involving environmental sites to which we have shipped, directly or indirectly, small amounts of toxic waste, such as paint solvents. To date, we have been classified as a "de minimis" participant and such proceedings do not involve potential monetary sanctions in excess of $100,000.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of our Class A and Class B Common Stock are listed on the New York Stock Exchange under the symbols GEF and GEF.B, respectively.

Financial information regarding our two classes of common stock, as well as the number of holders of each class and the high, low and closing sales prices for each class for each quarterly period for the two most recent years, is included in Note 18 to the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

We pay quarterly dividends of varying amounts computed on the basis described in Note 15 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. The annual dividends paid for the last two years are as follows:

2011 Dividends per Share – Class A $1.68; Class B $2.51

2010 Dividends per Share – Class A $1.60; Class B $2.39

The terms of our current credit agreement limit our ability to make "restricted payments," which include dividends and purchases, redemptions and acquisitions of our equity interests. The payment of dividends and other restricted payments are subject to the condition that certain defaults not exist under the terms of our current credit agreement and are limited in amount by a formula based, in part, on our consolidated net income. Refer to "Liquidity and Capital Resources—Borrowing Arrangements" in Item 7 of this Form 10-K.

The following tables set forth our purchases of our shares of Class A and Class B Common Stock during 2011.

Issuer Purchases of Class A Common Stock

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares that May Yet be Purchased under the Plans or Programs[1]
November 2010	—	—	—	1,116,728
December 2010	—	—	—	1,116,728
January 2011	—	—	—	1,116,728
February 2011	—	—	—	1,116,728
March 2011	—	—	—	1,066,728
April 2011	—	—	—	1,066,728
May 2011	—	—	—	1,066,728
June 2011	—	—	—	1,066,728
July 2011	—	—	—	1,066,728
August 2011	—	—	—	1,066,728
September 2011	8,700	$47.24	8,700	816,728
October 2011	—	—	—	816,728
Total	8,700		8,700	

Issuer Purchases of Class B Common Stock

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares that May Yet be Purchased under the Plans or Programs[1]
November 2010	—	—	—	1,116,728
December 2010	—	—	—	1,116,728
January 2011	—	—	—	1,116,728
February 2011	—	—	—	1,116,728
March 2011	50,000	$61.20	50,000	1,066,728
April 2011	—	—	—	1,066,728
May 2011	—	—	—	1,066,728
June 2011	—	—	—	1,066,728
July 2011	—	—	—	1,066,728
August 2011	—	—	—	1,066,728
September 2011	241,300	$48.01	241,300	816,728
October 2011	—	—	—	816,728
Total	291,300		291,300	

(1) Our Board of Directors has authorized a stock repurchase program which permits us to purchase up to 4.0 million shares of our Class A or Class B Common Stock, or any combination thereof. As of October 31, 2011, the maximum number of shares that could be purchased was 816,728 which may be any combination of Class A or Class B Common Stock.

Performance Graph

The following graph compares the performance of shares of our Class A and B Common Stock to that of the Standard and Poor's 500 Index and our industry group (Peer Index) assuming $100 invested on October 31, 2006 and reinvestment of dividends for each subsequent year. The graph does not purport to represent our value.


$160
$140
$120
$100
$80
$60
$40
$20
$0
Indexed Prices
10/31/06
10/31/07
10/31/08
10/31/09
10/31/10
10/31/11
S&P 500 Index
Peer Index
Greif Cl A
Greif Cl B

The Peer Index comprises the containers and packaging index as shown by Dow Jones.

Equity compensation plan information required by Items 201(d) of Regulation S-K will be found under the caption "Equity Compensation Plan Information" in the 2012 Proxy Statement, which information is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The five-year selected financial data is as follows (Dollars in thousands, except per share amounts)[1] :

As of and for the years ended October 31,	2011	2010	2009	2008	2007
Net sales	$4,247,954	$3,461,537	$2,792,217	$3,790,531	$3,331,597
Net income attributable to Greif, Inc.	$ 176,040	$ 209,985	$ 110,646	$ 241,748	$ 156,457
Total assets	$4,207,282	$3,498,445	$2,823,929	$2,792,749	$2,687,537
Long-term debt, including current portion of long-term debt	$1,357,638	$ 965,589	$ 738,608	$ 673,171	$ 622,685
Basic earnings per share:					
Class A Common Stock	$ 3.02	$ 3.60	$ 1.91	$ 4.16	$ 2.70
Class B Common Stock	$ 4.52	$ 5.40	$ 2.86	$ 6.23	$ 4.04
Diluted earnings per share:					
Class A Common Stock	$ 3.01	$ 3.58	$ 1.91	$ 4.11	$ 2.65
Class B Common Stock	$ 4.52	$ 5.40	$ 2.86	$ 6.23	$ 4.04
Dividends per share:					
Class A Common Stock	$ 1.68	$ 1.60	$ 1.52	$ 1.32	$ 0.92
Class B Common Stock	$ 2.51	$ 2.39	$ 2.27	$ 1.97	$ 1.37

(1) All share information presented in this table has been adjusted to reflect a 2-for-1 stock split of our shares of Class A and Class B Common Stock as of the close of business on March 19, 2007 distributed on April 11, 2007.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The terms "Greif," "we," "us" and "our" as used in this discussion refer to Greif, Inc. and its subsidiaries. Our fiscal year begins on November 1 and ends on October 31 of the following year. Any references in this Form 10-K to the years 2011, 2010 or 2009 or to any quarter of those years, relates to the fiscal year or quarter, as the case may be, ending in that year.

The discussion and analysis presented below relates to the material changes in financial condition and results of operations for our consolidated balance sheets as of October 31, 2011 and 2010, and for the consolidated statements of operations for the years ended 2011, 2010 and 2009. This discussion and analysis should be read in conjunction with the consolidated financial statements that appear elsewhere in this Form 10-K. This information will assist in your understanding of the discussion of our current period financial results.

In the second quarter of 2010, we acquired one of the world's largest producers of flexible intermediate bulk containers. As a result of this acquisition, we created a new reporting segment called the Flexible Products & Services segment. Our multiwall bag operations, previously included in the Paper Packaging segment, have been reclassified and included in the Flexible Products & Services segment for all historical periods. The Industrial Packaging segment has been renamed the Rigid Industrial Packaging & Services segment.

Business Segments

We operate in four business segments: Rigid Industrial Packaging & Services; Flexible Products & Services; Paper Packaging; and Land Management.

We are a leading global provider of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers, and services, such as container life cycle services, blending, filling and other packaging services, logistics and warehousing. We sell our industrial packaging products to customers in industries such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others.

We are a leading global producer of flexible intermediate bulk containers and related services and a North American provider of industrial and consumer shipping sacks and multiwall bag products. Our flexible intermediate bulk containers consist of a polypropylene-based woven fabric that is primarily produced at our fully integrated production sites, as well as sourced from strategic regional suppliers. Our flexible products are sold globally and service similar customers and market segments as our Rigid Industrial Packaging & Services segment. Additionally, our flexible products significantly expand our presence in the agricultural and food industries, among others. Our industrial and consumer shipping sacks and multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries.

We sell containerboard, corrugated sheets and other corrugated products to customers in North America in industries such as packaging, automotive, food and building products. Our corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications. Operations related to our industrial and consumer multiwall bag products have been reclassified to our Flexible Products & Services segment.

As of October 31, 2011, we owned approximately 267,750 acres of timber properties in the southeastern United States, which were actively managed, and approximately 14,700 acres of timber properties in Canada, which are not actively managed. Our Land Management team is focused on the active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions. We also sell, from time to time, timberland and special use properties, which consists of surplus properties, higher and better use ("HBU") properties, and development properties.

In 2003, we implemented the "Greif Business System," a quantitative, systematic and disciplined process to improve productivity, increase profitability, reduce costs and drive shareholder value. The Greif Business System is directed by the Greif Way, which embodies the principles that are at the core of our culture: respect for one another, "treating others as we want to be treated" and respect for our environment. The operating engine for the Greif Business System is a combination of lean manufacturing; network alignment and continuous improvement within our facilities; customer service; value selling and other commercial initiatives; maximizing cash flow; and strategic sourcing and supply chain initiatives to more effectively leverage our global spend. More recently, we have also focused on applying "lean" principles to back-office activities to streamline and improve transactional processes across our network of business and shared services. At the core supporting the Greif Business System is our people, using rigorous performance management and robust strategic planning skills to guide our continued growth.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these consolidated financial statements, in accordance with these principles, require us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements.

A summary of our significant accounting policies is included in Note 1 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. We believe that the consistent application of these policies enables us to provide readers of the consolidated financial statements with useful and reliable information about our results of operations and financial condition. The following are the accounting policies that we believe are most important to the portrayal of our results of operations and financial condition and require our most difficult, subjective or complex judgments.

Allowance for Accounts Receivable. We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. In addition, we recognize allowances for bad debts based on the length of time receivables are past due with allowance percentages, based on our historical experiences, applied on a graduated scale relative to the age of the receivable amounts. If circumstances change (e.g., higher than expected bad debt experience or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could change by a material amount.

Inventory Reserves. Reserves for slow moving and obsolete inventories are provided based on historical experience, inventory aging and product demand. We continuously evaluate the adequacy of these reserves and make adjustments to these reserves as required. We also evaluate reserves for losses under firm purchase commitments for goods or inventories.

Net Assets Held for Sale. Net assets held for sale represent land, buildings and land improvements less accumulated depreciation. We record net assets held for sale in accordance with Accounting Standards Codification ("ASC") 360 "Property, Plant, and Equipment," at the lower of carrying value or fair value less cost to sell. Fair value is based on the estimated proceeds from the sale of the facility utilizing recent purchase offers, market comparables and/or data obtained from our commercial real estate broker. Our estimate as to fair value is regularly reviewed and subject to changes in the commercial real estate markets and our continuing evaluation as to the facility's acceptable sale price.

Goodwill, Other Intangible Assets and Other Long-Lived Assets. We account for goodwill in accordance with ASC 350, "Intangibles—Goodwill and Other." Under ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment either annually or when events and circumstances indicate an impairment may have occurred. Our business segments have been identified as reporting units, which contain goodwill and indefinite-lived intangibles that are assessed for impairment. A reporting unit is the operating segment, or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. Intangible assets with finite lives, primarily customer relationships, patents, non-competition agreements and trademarks, continue to be amortized over their useful lives. In conducting the annual impairment tests, the estimated fair value of our reporting units is compared to its carrying amount including goodwill. If the estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, further analysis is performed to assess impairment.

Our determination of estimated fair value of the reporting units is based on a discounted cash flow analysis utilizing earnings before interest, taxes, depreciation, depletion and amortization ("EBITDA"). The discount rates used for impairment testing are based on our weighted average cost of capital. The use of alternative estimates, peer groups or changes in the industry, or adjusting the discount rate, EBITDA multiples or price earnings ratios used could affect the estimated fair value of the assets and potentially result in impairment. Any identified impairment would result in an adjustment to our results of operations.

We performed our annual impairment tests in fiscal 2011, 2010, and 2009, which resulted in no impairment charges.

Properties, Plants and Equipment. Depreciation on properties, plants and equipment is provided on the straight-line method over the estimated useful lives of our assets.

We own timber properties in the southeastern United States and in Canada. With respect to our United States timber properties, which consisted of approximately 267,750 acres as of October 31, 2011, depletion expense is computed on the basis of cost and the estimated recoverable timber acquired. Our land costs are maintained by tract. Merchantable timber costs are maintained by five product classes, pine saw timber, pine chip-n-saw, pine pulpwood, hardwood sawtimber and hardwood pulpwood, within a "depletion block," with each depletion block based upon a geographic district or subdistrict. Currently, we have eight depletion blocks. These same depletion blocks are used for pre-merchantable timber costs. Each year, we estimate the volume of our merchantable timber for the five product classes by each depletion block. These estimates are based on the current state in the growth cycle and not on quantities to be available in future years. Our estimates do not include costs to be incurred in the future. We then project these volumes to the end of the year. Upon acquisition of a new timberland tract, we record separate amounts for land, merchantable timber and pre-merchantable timber allocated as a percentage of the values being purchased. These acquisition volumes and costs acquired during the year are added to the totals for each product class within the appropriate depletion block(s). The total of the beginning, one-year growth and acquisition volumes are divided by the total undepleted historical cost to arrive at a depletion rate, which is then used for the current year. As timber is sold, we multiply the volumes sold by the depletion rate for the current year to arrive at the depletion cost. Our Canadian timber properties, which consisted of approximately 14,700 acres as of October 31, 2011, did not have any depletion expense since they were not actively managed at this time.

We believe that the lives and methods of determining depreciation and depletion are reasonable; however, using other lives and methods could provide materially different results.

As of October 31, 2011 and 2010, we recorded capitalized interest costs of $3.8 million and $5.3 million, respectively.

Restructuring Reserves. Restructuring reserves are determined in accordance with appropriate accounting guidance, including ASC 420, "Exit or Disposal Cost Obligations." Under ASC 420, a liability is measured at its fair value and recognized as incurred.

Income Taxes. We record a tax provision for the anticipated tax consequences of our reported results of operations. In accordance with ASC 740, "Income Taxes" the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

The company has been providing valuation allowance against deferred tax assets as required under ASC 740. During 2011, this valuation allowance decreased by $23.3 million, primarily due to a decrease related to net operating loss carryforwards outside the U.S. It was determined that the realization of the deferred tax asset was appropriate due to the ability to generate future taxable income of the appropriate nature. The company reevaluates its ability to use net operating losses on an annual basis.

In accordance with ASC 740, "Income Taxes", we believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings, in the period such determination is made.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of ASC 740 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results. During 2011, we increased reserves for tax liabilities primarily due to a prior year issue in a non-U.S. jurisdiction where, due to new information, it was determined that a reserve was appropriate. This increase in reserve was substantially offset by the realization of net operating losses and decrease in valuation allowance. Refer to Note 12 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for further discussion.

A number of years may elapse before a particular matter, for which we have established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of our cash. Favorable resolution would be recognized as a reduction to our effective tax rate in the period of resolution.

We have estimated the reasonably possible expected net change in unrecognized tax benefits through October 31, 2011 based on lapses of the applicable statues of limitation on unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months ranges from $0 to $48.5 million. Actual results may differ from this estimated range.

Pension and Postretirement Benefits. Pension and post retirement assumptions are significant inputs to the actuarial models that measure pension and post retirement benefit obligations and related effects on operations. Two assumptions—discount rate and expected return on assets – are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country-specific basis. At least annually, we evaluate other assumptions involving demographic factors, such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are measured as the present value of future cash payments. We discount those cash payments using the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense.

Our discount rates for consolidated pension plans at October 31, 2011, 2010 and 2009 were 4.94%, 5.20% and 5.72%, respectively, reflecting market interest rates.

To develop the expected long-term rate of return on assets assumption, the Company uses a generally consistent approach worldwide. The approach considers various sources, primarily inputs from a range of advisors, inflation, bond yields, historical returns, and future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This rate is gross of any investment or administrative expenses. Assets in our consolidated pension plans earned 4.17% in 2011. Based on our analysis of future expectations of asset performance, past return results, and our current and expected asset allocations, we have assumed a 6.46% long-term expected return on those assets for cost recognition in 2012. This is a reduction from the 7.20%, 7.50% and 7.69% long-term expected return we had assumed in 2011, 2010 and 2009, respectively.

Changes in key assumptions for our consolidated pension and postretirement plans would have the following effects.

- Discount rate—A 25 basis point increase in discount rate would decrease pension cost in the following year by $2.0 million and would decrease the pension and postretirement benefit obligation at year-end by about $20.5 million.

- Expected return on assets—A 50 basis point decrease in the expected return on assets would increase pension and postretirement cost in the following year by $2.3 million.

Further discussion of our pension and postretirement benefit plans and related assumptions is contained in Note 13 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

Environmental Cleanup Costs. We expense environmental expenditures related to existing conditions caused by past or current operations and from which no current or future benefit is discernable. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. Reserves for large environmental exposures are principally based on environmental studies and cost estimates provided by third parties, but also take into account management estimates. Reserves for less significant environmental exposures are principally based on management estimates.

Environmental expenses were $0.1 million, $0.2 million, and ($2.1) million in 2011, 2010, and 2009, respectively. In 2010, we reduced the environmental liability at three of our facilities by $5.9 million consistent with revised third party estimates which reduced our total estimated cleanup costs. Environmental cash expenditures were $1.3 million, $1.7 million, and $3.4 million in 2011, 2010 and 2009, respectively. Our reserves for environmental liabilities as of October 31, 2011 amounted to $29.3 million, which included a reserve of $14.0 million related to our blending facility in Chicago, Illinois, $9.5 million related to our European drum facilities and $4.2 million related to recent reconditioning company acquisitions. The remaining reserves were for asserted and unasserted environmental litigation, claims and/or assessments at manufacturing sites and other locations where we believe it is probable the outcome of such matters will be unfavorable to us, but the environmental exposure at any one of those sites was not individually material. As of

October 31, 2011 we estimated that our payments for environmental remediation will be $8.5 million in 2012, $3.4 million in 2013, $1.5 million in 2014, $2.6 million in 2015, $1.7 million in 2016, and $11.6 million thereafter.

We anticipate that expenditures for remediation costs at most of the sites will be made over an extended period of time. Given the inherent uncertainties in evaluating environmental exposures, actual costs may vary from those estimated as of October 31, 2011. Our exposure to adverse developments with respect to any individual site is not expected to be material. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occur in a particular quarter or fiscal year, we believe that the chance of a series of adverse developments occurring in the same quarter or fiscal year is remote. Future information and developments will require us to continually reassess the expected impact of these environmental matters.

Contingencies. Various lawsuits, claims and proceedings have been or may be instituted or asserted against us, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot currently be determined because of the considerable uncertainties that exist.

All lawsuits, claims and proceedings are considered by us in establishing reserves for contingencies in accordance with ASC 450, "Contingencies." In accordance with the provisions of ASC 450, we accrue for a litigation-related liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information known to us, we believe that our reserves for these litigation-related liabilities are reasonable and that the ultimate outcome of any pending matters is not likely to have a material adverse effect on our financial position or results from operations.

Transfers and Servicing of Financial Assets. We have agreed to sell trade receivables meeting certain eligibility requirements that the seller had purchased from other of our indirect wholly-owned subsidiaries, under a factoring agreement. The structure of the transactions provide for a legal true sale, on a revolving basis, of the receivables transferred from our various subsidiaries to the respective banks. The purchaser funds an initial purchase price of a certain percentage of eligible receivables based on a formula, with the initial purchase price approximating 75 percent to 90 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, we remove from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of ASC 860, "Transfers and Servicing," and we continue to recognize the deferred purchase price in our accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the banks between settlement dates.

Fair Value Measurements. ASC 820, "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements for financial and non-financial assets and liabilities. Additionally, this guidance established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair values are as follows:

- Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Equity Earnings (Losses) of Unconsolidated Affiliates, net of tax and Noncontrolling Interests. ASC 810, "Consolidation" improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 also changes the way the consolidated financial statements are presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the parent's ownership interest and the interest of the noncontrolling owners of a subsidiary. The provisions of ASC 810 have been applied prospectively as of the beginning of 2010. However, the presentation and disclosure requirements have been applied retrospectively for all periods presented.

Equity earnings represent investments in affiliates in which we do not exercise control and have a 20 percent or more voting interest. Such investments in affiliates are accounted for using the equity method of accounting. If the fair value of an investment in an affiliate is below its carrying value and the difference is deemed to be other than temporary, the difference between the fair value and the carrying value is charged to earnings.

Revenue Recognition. We recognize revenue when title passes to customers or services have been rendered, with appropriate provision for returns and allowances. Revenue is recognized in accordance with ASC 605, "Revenue Recognition."

Timberland disposals, timber and special use property revenues are recognized when closings have occurred, required down payments have been received, title and possession have been transferred to the buyer, and all other criteria for sale and profit recognition have been satisfied.

We report the sale of surplus and HBU property in our consolidated statements of income under "gain on disposals of property, plants, and equipment, net" and report the sale of development property under "net sales" and "cost of goods sold." All HBU and development property, together with surplus property, is used by us to productively grow and sell timber until the property is sold.

Other Items. Other items that could have a significant impact on our financial statements include the risks and uncertainties listed in Item 1A under "Risk Factors." Actual results could differ materially using different estimates and assumptions, or if conditions are significantly different in the future.

RESULTS OF OPERATIONS

Historically, revenues and earnings may or may not be representative of future operating results due to various economic and other factors.

The non-GAAP financial measures of operating profit before special items, EBITDA and EBITDA before special items are used throughout the following discussion of our results of operations. For our consolidated results, operating profit before special items adds back restructuring charges, restructuring-related inventory charges, acquisition-related costs and a non-cash asset impairment charges to operating profit. EBITDA is defined as net income plus interest expense, net plus income tax expense less equity earnings of unconsolidated affiliates, net of tax plus depreciation, depletion and amortization. EBITDA before special items adds back restructuring charges, restructuring-related inventory charges, acquisition-related costs and non-cash asset impairment charges to EBITDA. EBITDA can be reconciled either to net income or operating profit, in both cases yielding the same results. Since we do not calculate net income by segment, EBITDA by segment is reconciled to operating profit by segment in the following tables. In our Rigid Industrial Packaging & Services segment, operating profit before special items adds back restructuring charges, restructuring-related inventory charges, acquisition-related costs and non-cash asset impairment charges to that segment's operating profit and EBITDA before special items adds back restructuring charges, restructuring-related inventory charges and acquisition-related costs and non-cash asset impairment charges to that segment's EBITDA. In our Flexible Products & Services segment, operating profit before special items adds back restructuring charges, acquisition-related costs and non-cash asset impairment charges to that segment's operating profit and EBITDA before special items adds back restructuring charges, acquisition-related costs and non-cash asset impairment charges to that segment's EBITDA. In our Paper Packaging and Land Management segments, operating profit before special items adds back restructuring charges to those segments' operating profit and EBITDA before special items adds back restructuring charges to that segment's EBITDA. We use the above-identified non-GAAP financial measures to evaluate our ongoing operations and believe that these non-GAAP financial measures are useful to enable investors to perform meaningful comparisons of our current and historical performance.

The following table sets forth the net sales, operating profit and operating profit before special items for each of our business segments for 2011, 2010 and 2009 (Dollars in thousands):

For the year ended October 31,	2011	2010	2009
Net sales			
Rigid Industrial Packaging & Services	$3,014,109	$2,587,854	$2,266,890
Flexible Products & Services	537,993	233,119	43,975
Paper Packaging	674,945	624,092	460,712
Land Management	20,907	16,472	20,640
Total net sales	$4,247,954	$3,461,537	$2,792,217
Operating profit (loss):			
Rigid Industrial Packaging & Services	$ 226,326	$ 262,283	$ 134,394
Flexible Products & Services	16,872	(1,367)	8,588
Paper Packaging	74,836	55,498	34,841
Land Management	19,051	9,001	22,074
Total operating profit	337,085	325,415	199,897
Restructuring charges:			
Rigid Industrial Packaging & Services	24,055	20,980	65,742
Flexible Products & Services	6,898	624	—
Paper Packaging	(451)	5,142	685
Land Management	(6)	—	163
Total restructuring charges	30,496	26,746	66,590
Restructuring—related inventory charges:			
Rigid Industrial Packaging & Services	—	131	10,772
Total restructuring—related inventory charges	—	131	10,772
Acquisition-related costs:			
Rigid Industrial Packaging & Services	9,872	7,672	—
Flexible Products & Services	14,513	19,504	—
Total acquisition-related costs	24,385	27,176	—
Non-cash asset impairment charges:			
Rigid Industrial Packaging & Services	1,547	—	—
Flexible Products & Services	2,962	—	—
Total non-cash asset impairment charges	4,509	—	—
Operating profit before special items:			
Rigid Industrial Packaging & Services	261,800	291,066	210,908
Flexible Products & Services	41,245	18,761	8,588
Paper Packaging	74,385	60,640	35,526
Land Management	19,045	9,001	22,237
Total operating profit before special items	$ 396,475	$ 379,468	$ 277,259

The following table sets forth EBITDA and EBITDA before special items for our consolidated results for 2011, 2010 and 2009 (Dollars in thousands):

For the year ended October 31,	2011	2010	2009
Net income	$177,174	$215,457	$113,832
Plus: interest expense, net	79,552	65,787	53,593
Plus: income tax expense	71,077	40,571	24,061
Plus: depreciation, depletion and amortization expense	144,191	115,974	102,627
Plus: debt extinguishment charge	—	—	782
Less: equity earnings of unconsolidated affiliates, net of tax	4,838	3,539	(436)
EBITDA	467,156	434,250	295,331
Restructuring charges	30,496	26,746	66,590
Restructuring—related inventory charges	—	131	10,772
Acquisition-related costs	24,385	27,176	—
Non-cash asset impairment charges	4,509	—	—
EBITDA before special items	$526,546	$488,303	$372,693
Net income	$177,174	$215,457	$113,832
Plus: interest expense, net	79,552	65,787	53,593
Plus: income tax expense	71,077	40,571	24,061
Plus: other expense, net	14,120	7,139	7,193
Plus: debt extinguishment charge	—	—	782
Less: equity earnings of unconsolidated affiliates, net of tax	4,838	3,539	(436)
Operating profit	337,085	325,415	199,897
Less: other expense, net	14,120	7,139	7,193
Plus: depreciation, depletion and amortization expense	144,191	115,974	102,627
EBITDA	467,156	434,250	295,331
Restructuring charges	30,496	26,746	66,590
Restructuring—related inventory charges	—	131	10,772
Acquisition-related costs	24,385	27,176	—
Non-cash asset impairment charges	4,509	—	—
EBITDA before special items	$526,546	$488,303	$372,693

The following table sets forth EBITDA and EBITDA before special items for each of our business segments for 2011, 2010 and 2009 (Dollars in thousands):

For the year ended October 31,	2011	2010	2009
Rigid Industrial Packaging & Services			
Operating profit	$226,326	$262,283	$134,394
Less: other expense (income), net	12,339	5,107	7,187
Plus: depreciation and amortization expense	93,023	79,050	73,212
EBITDA	307,010	336,226	200,419
Restructuring charges	24,055	20,980	65,742
Restructuring—related inventory charges	—	131	10,772
Acquisition-related costs	9,872	7,672	—
Non-cash asset impairment charges	1,547	—	—
EBITDA before special items	$342,484	$365,009	$276,933
Flexible Products & Services			
Operating profit (loss)	$ 16,872	$ (1,367)	$ 8,588
Less: other expense (income), net	1,397	1,206	(1)
Plus: depreciation and amortization expense	16,537	4,937	794
EBITDA	32,012	2,364	9,383
Restructuring charges	6,898	624	—
Acquisition-related costs	14,513	19,504	—
Non-cash asset impairment charges	2,962	—	—
EBITDA before special items	$ 56,385	$ 22,492	$ 9,383
Paper Packaging			
Operating profit	$ 74,836	$ 55,498	$ 34,841
Less: other expense (income), net	392	94	12
Plus: depreciation and amortization expense	31,622	29,204	25,517
EBITDA	106,066	84,608	60,346
Restructuring charges	(451)	5,142	685
EBITDA before special items	$105,615	$ 89,750	$ 61,031
Land Management			
Operating profit	$ 19,051	$ 9,001	$ 22,074
Less: other expense (income), net	(8)	732	(5)
Plus: depreciation, depletion and amortization expense	3,009	2,783	3,104
EBITDA	22,068	11,052	25,183
Restructuring charges	(6)	—	163
EBITDA before special items	$ 22,062	$ 11,052	$ 25,346
Consolidated EBITDA	$467,156	$434,250	$295,331
Consolidated EBITDA before special items	$526,546	$488,303	$372,693

Year 2011 Compared to Year 2010

Net Sales

Net sales were $4,248.0 million for 2011 compared with $3,461.5 million for 2010. The 23 percent increase was due to higher sales volumes (13 percent), which included an 11 percent increase from acquisitions and a 2 percent increase in same-structure volumes, increased selling prices (7 percent), primarily resulting from the pass-through of higher raw material costs, and the positive impact of foreign currency translation (3 percent). The higher sales volumes were primarily due to acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments plus same-structure growth in all segments. The $786.3 million increase was due to Rigid Industrial Packaging & Services ($426.2 million increase), Flexible Products & Services ($304.9 million increase), Paper Packaging ($50.8 million increase) and Land Management ($4.4 million increase).

Operating Costs

Cost of products sold, as a percentage of net sales, was 81.1 percent for 2011 compared to 79.7 percent for 2010. The higher cost of products sold as a percentage of net sales was principally due to sales mix, inability to capture all cost increases in the Rigid Industrial Packaging & Services segment and higher costs of old corrugated containers in the Paper Packaging segment.

Selling, general and administrative ("SG&A") expenses were $448.4 million for 2011 compared with $363.0 million for 2010. The $85.4 million increase was primarily due to the inclusion of SG&A expenses for acquired companies ($48.2 million), the negative impact of foreign currency translation ($10.1 million), higher professional fees ($11.7 million) and non-cash asset impairment charges ($4.5 million), partially offset by a reduction in performance based incentive accruals. Acquisition-related costs of $24.4 million and $27.2 million were also included in SG&A expenses for 2011 and 2010, respectively. SG&A expenses, as a percentage of net sales, were 10.6 percent for 2011 compared with 10.5 percent last year.

Restructuring charges were $30.5 million and $26.7 million in 2011 and 2010, respectively. Restructuring-related inventory charges were $0.1 million in 2010.

Restructuring charges for 2011 consisted of $13.3 million in employee separation costs, $4.5 million in asset impairments and $12.7 million in other restructuring costs, primarily consisting of lease termination costs ($3.5 million), professional fees ($1.9 million), relocation costs ($2.2 million) and other costs ($5.1 million). The focus for restructuring activities in 2011 was on integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments as well as the implementation of certain cost-cutting measures. During 2011, the we recorded restructuring charges of $30.5 million, Two plants in the Rigid Industrial Packaging & Services segment were closed. There were a total of 257 employees severed throughout 2011 as part of our restructuring efforts.

Restructuring charges for 2010 consisted of $13.7 million in employee separation costs, $2.9 million in asset impairments, $2.4 million in professional fees and $7.7 million in other restructuring costs. The focus of the 2010 restructuring activities was on integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments. In addition, we recorded $0.1 million of restructuring-related inventory charges as a cost of products sold in our Rigid Industrial Packaging & Services segment. Seven plants in the Rigid Industrial Packaging & Services segment, two plants in the Paper Packaging segment and one plant in Flexible Products & Services segment were closed. A total of 232 employees were severed during 2010.

In 2011, we recognized a non-cash impairment loss on machinery in our Rigid Industrial Packaging & Services segment of $1.5 million and a non-cash intangible asset impairment in our Flexible Products & Services for $3.0 million.

See Note 7 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding our restructuring activities.

Operating Profit

Operating profit was $337.1 million for 2011 and $325.4 million for 2010. Operating profit before special items was $396.5 million for 2011 compared with $379.5 million for 2010. The $17.0 million increase was due to Flexible Products & Services ($22.5 million increase), Paper Packaging ($13.7 million increase) and Land Management ($10.0 million increase), partially offset by Rigid Industrial Packaging & Services ($29.3 million decrease).

EBITDA

EBITDA was $467.2 million and $434.3 million for 2011 and 2010, respectively. EBITDA before special items was $526.5 million for 2011 compared with $488.3 million for 2010, and this $38.2 million increase was primarily due to improved operating profit before special items for the Flexible Products & Services, Paper Packaging and Land Management segments.

Segment Review

Rigid Industrial Packaging & Services

Our Rigid Industrial Packaging & Services segment offers a comprehensive line of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers. In addition, this segment offers a wide variety of services, such as container life cycle management, blending, filling and other packaging services, logistics and warehousing. The key factors influencing profitability in the Rigid Industrial Packaging & Services segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily steel, resin and containerboard;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Restructuring charges;
- Contributions from recent acquisitions;
- Divestiture of facilities; and
- Impact of foreign currency translation.

In this segment, net sales were $3,014.1 million for 2011 compared with $2,587.9 million for 2010. The 17 percent increase in net sales was primarily due to higher sales volumes (6 percent), which included a 4 percent increase from acquisitions and a 2 percent increase in same-structure volumes, higher selling prices (7 percent), primarily resulting from the pass-through of higher input costs, and the positive impact of foreign currency translation (4 percent).

Gross profit margin declined to 18.7 percent for 2011 from 20.9 percent for 2010. The reduction from last year was primarily due to sales mix and increased market pressure on margins and volumes.

Operating profit was $226.3 million and $262.3 million for 2011 and 2010, respectively. Operating profit before special items was $261.8 million for 2011 compared to $291.1 million for 2010. This decrease was primarily due to the lower gross profit margins and higher depreciation and amortization for this segment.

EBITDA was $307.0 million and $336.2 million for 2011 and 2010, respectively. EBITDA was impacted by restructuring charges of $24.1 million and $21.0 million, restructuring-related inventory charges of $0.1 million, acquisition-related costs of $9.9 million and $7.7 million and non-cash asset impairment charges of $1.5 million and zero for 2011 and 2010, respectively. EBITDA before special items was $342.5 million for 2011 and $365.0 million for 2010. EBITDA before special items was primarily lower due to the reduction in gross profit margins for this segment.

Flexible Products & Services

Our Flexible Products & Services segment offers a comprehensive line of flexible products, such as flexible intermediate bulk containers, shipping sacks and multiwall bags. The key factors influencing profitability in the Flexible Products & Services segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily resin and containerboard;

- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Restructuring charges;
- Contributions from recent acquisitions; and
- Impact of foreign currency translation.

Net sales were $538.0 million for 2011 compared with $233.1 million for 2010. The increase was primarily due to same-structure growth and sales attributable to flexible intermediate bulk container companies acquired during 2010.

Gross profit margin increased to 21.4 percent for 2011 from 21.1 percent for 2010. The change in gross profit margin was primarily due to operating efficiencies attributable to the Greif Business System.

Operating profit was $16.9 million for 2011 and operating loss was $1.4 million for 2010. Operating profit before special items increased to $41.3 million for 2011 from $18.8 million for 2010. This increase was primarily due to acquisitions during 2010 and the improved gross profit margins for this segment.

EBITDA was $32.0 million and $2.4 million for 2011 and 2010, respectively. EBITDA was impacted by restructuring charges of $6.9 million and $0.6 million, acquisition-related costs of $14.5 million and $19.5 million and a non-cash asset impairment charge of $3.0 million and zero for 2011 and 2010, respectively. EBITDA before special items increased to $56.4 million for 2011 from $22.5 million for 2010. This increase was primarily due to acquisitions during 2010 and improved gross profit margins for this segment.

Paper Packaging

Our Paper Packaging segment sells containerboard, corrugated sheets, and corrugated containers in North America. The key factors influencing profitability in the Paper Packaging segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily old corrugated containers;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Contributions from recent acquisitions;
- Divestiture of facilities; and
- Restructuring charges.

In this segment, net sales were $675.0 million in 2011 compared to $624.1 million in 2010. The 8 percent increase in net sales was primarily due to higher sales volumes and higher containerboard selling prices attributable to realization of two containerboard price increases implemented in 2010.

Gross profit margin for the Paper Packaging segment was 17.2 percent in 2011 compared to 16.8 percent in 2010. This increase was primarily due to higher selling prices and lower energy costs, substantially offset by higher raw material costs, including a year-over-year cost increase of approximately 27 percent, or $39 per ton, for old corrugated containers compared to last year.

Operating profit was $74.8 million and $55.5 million for 2011 and 2010, respectively. Operating profit before special items was $74.4 million for 2011 compared to $60.6 million for 2010. The $13.8 million increase was primarily due to the increase in net sales and the higher gross profit margin for 2011.

EBITDA increased to $106.1 million for 2011 compared with $84.6 million in 2010. EBITDA before special items increased to $105.6 million for 2011 from $89.7 million for 2010. This increase was primarily due to the increase in net sales and the higher gross profit margin for 2011.

Land Management

As of October 31, 2011, our Land Management segment consisted of approximately 267,750 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 14,700 acres in Canada. The key factors influencing profitability in the Land Management segment are:

- Planned level of timber sales;
- Selling prices and customer demand;
- Gains (losses) on sale of timberland; and
- Gains on the sale of special use properties (surplus, HBU, and development properties).

In this segment, net sales were $20.9 million in 2011 compared to $16.5 million in 2010. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market, weather conditions and the age distribution of timber stands.

Operating profit and operating profit before the impact of special items were $19.0 million and $9.0 million in 2011 and 2010, respectively. The results of this segment reflect an increase in disposal of special-use properties (surplus, higher and better use and development properties) of $8.9 million for 2011 compared to $3.3 million for 2010. During 2011, a $2.5 million purchase price adjustment which resulted in a gain related to the expropriation of surplus property from a prior period was recorded.

EBITDA and EBITDA before special items were $22.1 million for 2011 compared to $11.1 million for 2010. Included in these amounts were profits from the disposal of special-use properties and the 2011 purchase price adjustment relating to the expropriation of surplus property from a prior period was recorded.

In order to maximize the value of our timber property, we continue to review our current portfolio and explore the development of certain of these properties in Canada and the United States. This process has led us to characterize our property as follows:

- Surplus property, meaning land that cannot be efficiently or effectively managed by us, whether due to parcel size, lack of productivity, location, access limitations or for other reasons.
- HBU property, meaning land that in its current state has a higher market value for uses other than growing and selling timber.
- Development property, meaning HBU land that, with additional investment, may have a significantly higher market value than its HBU market value.
- Timberland, meaning land that is best suited for growing and selling timber.

We report the sale of surplus and HBU property in our consolidated statements of income under "gain on disposals of properties, plants and equipment, net" and report the sale of development property under "net sales" and "cost of products sold." All HBU and development property, together with surplus property, continues to be used by us to productively grow and sell timber until sold.

Whether timberland has a higher value for uses other than growing and selling timber is a determination based upon several variables, such as proximity to population centers, anticipated population growth in the area, the topography of the land, aesthetic considerations, including access to lakes or rivers, the condition of the surrounding land, availability of utilities, markets for timber and economic considerations both nationally and locally. Given these considerations, the characterization of land is not a static process, but requires an ongoing review and re-characterization as circumstances change.

As of October 31, 2011, we estimated that there were approximately 48,550 acres in Canada and the United States of special use property, which we expect will be available for sale in the next five to seven years.

Other Income Statement Changes

Interest Expense, Net

Interest expense, net was $79.5 million and $65.8 million 2011 and 2010, respectively. The increase in interest expense, net was primarily attributable to higher average debt outstanding resulting from acquisitions and related working capital requirements. In July 2011, our wholly-owned Luxembourg subsidiary, Greif Luxembourg Finance S.C.A., issued €200.0 million of 7.375 percent Senior Notes. In October 2010, we entered into a new $1.0 billion senior secured credit facility which replaced our then-existing $700 million senior secured credit facility. See "—Liquidity and Capital Resources—Borrowing Arrangements" for a further discussion of this credit facility.

Other Expense, Net

Other expense, net was $14.1 million and $7.1 million for 2011 and 2010, respectively. The increase was primarily attributable to fees associated with the sale of non-United States accounts receivable and the impact of foreign currency exchange.

Income Tax Expense

During 2011, the effective tax rate was 29.2 percent compared to 16.1 percent in 2010. The change in the effective tax rate was primarily attributable to the change in global earnings mix, which caused a higher percentage of the company's income to be generated from countries with higher tax rates, recognition of valuation allowances on deferred tax assets in 2011, an incremental benefit from an alternative fuel tax credit in 2010 and other discrete tax items recognized in these periods. The effective tax rate may fluctuate based on the mix of income inside and outside the United States and other factors.

Equity earnings (losses) of unconsolidated affiliates, net of tax

We recorded $4.8 million and $3.5 million of equity earnings (losses) of unconsolidated affiliates, net of tax, during 2011 and 2010, respectively.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests represent the portion of earnings from the operations of our majority owned subsidiaries that was deducted from net income to arrive at net income attributable to us. One of the companies acquired in 2011 is a joint venture. We do not own 100 percent of this acquired company, and it is not considered a variable interest entity ("VIE"). We do, however, exert control over the acquired company, and accordingly, the operations of this acquired company are consolidated with our operations. Net income attributable to noncontrolling interests was $1.1 million and $5.5 million for 2011 and 2010, respectively.

Net income attributable to Greif, Inc.

Based on the foregoing, net income attributable to Greif, Inc. decreased $33.9 million to $176.0 million in 2011 from $210.0 million in 2010.

Year 2010 Compared to Year 2009

Net Sales

Net sales increased 24 percent on a year over year basis to $3,461.5 million in 2010 from $2,792.2 million in 2009. The $669.3 million increase was due to higher sales volumes, higher selling prices and favorable foreign currency translation. The $669.3 million increase was due to Rigid Industrial Packaging & Services ($321.0 million increase), Flexible Products & Services ($189.1 million increase) and Paper Packaging ($163.4 million increase), partially offset by Land Management ($4.2 million decrease).

Operating Costs

Cost of products sold, as a percentage of net sales, was 79.7 percent in 2010 compared to 82.1 percent for 2009. The lower cost of products sold as a percentage of net sales were primarily due to improved productivity in 2010, permanent cost savings achieved during 2009 and the execution of our Greif Business System.

SG&A expenses were $362.9 million, or 10.5 percent of net sales, in 2010 compared to $267.6 million, or 9.6 percent of net sales, in 2009. The dollar increase in SG&A expense was primarily due to the inclusion of the SG&A of acquired companies and higher employment-related costs as compared to the same period in 2009, when normal salary increases and certain employee related benefits were curtailed. SG&A expense as a percentage of net sales primarily increased as a result of acquisition-related costs, which were previously capitalized. Excluding acquisition-related costs, SG&A expenses as a percent of net sales were 9.7 percent and 9.6 percent in 2010 and 2009, respectively.

Restructuring charges were $26.7 million and $66.6 million in 2010 and 2009, respectively. Restructuring-related inventory charges were $0.1 million and $10.8 million in 2010 and 2009, respectively.

Restructuring charges for 2010 consisted of $13.7 million in employee separation costs, $2.9 million in asset impairments, $2.4 million in professional fees and $7.7 million in other restructuring costs. The focus of the 2010 restructuring activities was on integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments. In addition, we recorded $0.1 million of restructuring-related inventory charges as a cost of products sold in our Rigid Industrial Packaging & Services segment. Seven plants in the Rigid Industrial Packaging & Services segment, two plants in the Paper Packaging segment and one plant in Flexible Products & Services segment were closed. A total of 232 employees were severed during 2010.

Restructuring charges for 2009 consisted of $28.4 million in employee separation costs, $19.6 million in asset impairments, $0.3 million in professional fees and $18.3 million in other restructuring costs. The focus of the 2009 restructuring activities was on business realignment due to the economic downturn and further implementation of the Greif Business System. Nineteen plants in the Rigid Industrial Packaging & Services segment were closed. A total of 1,294 employees were severed during 2009. In addition, we recorded $10.8 million of restructuring-related inventory charges as a cost of products sold in our Rigid Industrial Packaging & Services segment related to excess inventory adjustments of closed facilities.

See Note 7 to the Notes to Consolidated Financial Statements included in Item 8 of the Form 10-K for additional disclosures regarding our restructuring activities.

Operating Profit

Operating profit was $325.4 million and $199.9 million in 2010 and 2009, respectively. Operating profit before special items was $379.5 million for 2010 compared to $277.3 million for 2009. The $102.2 million increase in operating profit before special items was principally due to increases in Rigid Industrial Packaging & Services ($80.2 million), Flexible Products & Services ($10.2 million) and Paper Packaging ($25.1 million), partially offset by a decrease in Land Management ($13.2 million).

EBITDA

EBITDA was $434.3 million and $295.3 million for 2010 and 2009, respectively. EBITDA before special items increased 31 percent to $488.3 million for 2010 compared with $372.7 million for 2009. The $115.6 million increase was primarily due to the improved operating profit before special items in the Rigid Industrial Packaging & Services, Flexible Products & Services and Paper Packaging segments.

Segment Review

Rigid Industrial Packaging & Services

Our Rigid Industrial Packaging & Services segment offers a comprehensive line of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers, and services, such as container life cycle management, blending, filling and other packaging services, logistics and warehousing. The key factors influencing profitability in the Rigid Industrial Packaging & Services segment are:

- Selling prices, customer demand and sales volumes;

- Raw material costs, primarily steel, resin and containerboard;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Restructuring charges;
- Contributions from recent acquisitions;
- Divestiture of business units; and
- Impact of foreign currency translation.

In this segment, net sales were $2,587.9 million in 2010 compared to $2,266.9 million in 2009. The 14.2 percent increase in net sales was due to higher sales volumes and favorable foreign currency translation, partially offset by lower selling prices reflecting lower average raw material costs.

Gross profit margin for the Rigid Industrial Packaging & Services segment was 21.0 percent in 2010 compared to 17.9 percent in 2009. This increase in gross profit margin was primarily due to higher sales volume, lower material costs and continued benefits from executing the Greif Business System.

Operating profit was $262.3 million in 2010 compared to $134.4 million in 2009. Operating profit before special items increased to $291.1 million in 2010 compared to $210.9 million in 2009. The increase in operating profit before special items was primarily due to higher net sales, lower materials costs, higher productivity and permanent cost savings achieved during 2009 from the execution of the Greif Business System, partially offset by lower net gains on asset disposals.

EBITDA was $336.2 million and $200.4 million for 2010 and 2009, respectively. EBITDA was impacted by restructuring charges of $21.0 million and $65.7 million, restructuring-related inventory charges of $0.1 million and $10.8 million and acquisition-related costs of $7.7 million and zero for 2010 and 2009, respectively. EBITDA before special items was $365.0 million for 2010 and $276.9 million for 2009. The increase in EBITDA before special items was primarily due to the same reasons affecting operating profit before special items for this segment.

Flexible Products & Services

Our Flexible Products & Services segment offers a comprehensive line of flexible products, such as flexible intermediate bulk containers and shipping sacks and multiwall bags. The key factors influencing profitability in the Flexible Products & Services segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily resin and containerboard;
- Energy and transportation costs;
- Benefits from executing the Greif Business System.
- Contributions from recent acquisitions; and
- Impact of foreign currency translation.

In this segment, net sales were $233.1 million in 2010 compared to $44.0 million in 2009. The increase was primarily due to acquisitions throughout 2010. Both periods included our multiwall bag operations, which were previously included in the Paper Packaging segment, but which have been reclassified to conform to the current year's presentation.

Gross profit margin for the Flexible Products & Services segment was 21.1 percent in 2010 compared to 31.1 percent in 2009. This decrease in gross profit margin was primarily due to the acquisition in 2010 of several businesses that currently operate with lower margins.

This segment experienced an operating loss of $1.4 million in 2010 compared to an operating profit of $8.6 million in 2009. Operating profit before special items increased to $18.8 million in 2010 from $8.6 million in 2009 primarily due to acquisitions throughout 2010.

EBITDA was $2.4 million and $9.4 million for 2010 and 2009, respectively. EBITDA was impacted by restructuring charges of $0.6 million and acquisition-related costs of $19.5 million for 2010. EBITDA before special items increased to $22.5 million for 2010 from $9.4 million for 2009 primarily due to acquisitions throughout 2010.

Paper Packaging

Our Paper Packaging segment sells containerboard, corrugated sheets, and corrugated containers in North America. The key factors influencing profitability in the Paper Packaging segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily old corrugated containers;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Contributions from recent acquisitions;
- Divestiture of business units; and
- Restructuring charges.

In this segment, net sales were $624.1 million in 2010 compared to $460.7 million in 2009. The 35 percent increase in net sales was due to higher sales volumes and higher selling prices.

Gross profit margin for the Paper Packaging segment was 16.8 percent in 2010 compared to 15.2 percent in 2009. This increase in gross profit margin was primarily driven by higher sales volumes and continued benefits from executing the Greif Business System partially offset by higher material costs.

Operating profit was $55.5 million and $34.8 million in 2010 and 2009, respectively. Operating profit before special items increased to $60.6 million in 2010 compared to $35.5 million in 2009. The increase in operating profit before special items was primarily due to higher net sales and permanent costs savings achieved during 2009 from the execution of the Greif Business System, partially offset by higher material costs.

EBITDA increased to $84.6 million for 2010 compared with $60.3 million in 2009. EBITDA before special items increased to $89.7 million for 2010 from $61.0 million for 2009. The increase in EBITDA before special items was primarily due to the same reasons affecting operating profit before special items for this segment.

Land Management

As of October 31, 2010, our Land Management segment consisted of approximately 267,150 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 24,700 acres in Canada. The key factors influencing profitability in the Land Management segment are:

- Planned level of timber sales;
- Selling prices and customer demand;
- Gains (losses) on sale of timberland; and
- Sale of special use properties (surplus, HBU, and development properties).

In this segment, net sales were $16.5 million in 2010 compared to $20.6 million in 2009. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions.

Gross profit margin for the Land Management segment was 46.7 percent in 2010 compared to 53.5 percent in 2009. This decrease in gross profit margin was primarily driven by changes in product mix.

Operating profit was $9.0 million and $22.1 million in 2010 and 2009, respectively. Operating profit before special items was $9.0 million in 2010 compared to $22.2 million in 2009. Included in these amounts were profits from the sale of special use properties of $3.3 million in 2010 and $14.8 million in 2009.

EBITDA decreased to $11.1 million for 2010 compared with $25.2 million in 2009. EBITDA before special items decreased to $11.1 million for 2010 from $25.3 million for 2009 primarily due to the reduction in sales of special use properties as compared to 2009.

Other Income Statement Changes

Interest Expense, Net

Interest expense, net, was $65.8 million and $53.6 million in 2010 and 2009, respectively. The increase in interest expense, net was primarily attributable to higher average debt outstanding and an increase in our borrowing costs. In October 2010, we entered into a new $1.0 billion senior secured credit facility which replaced our then-existing $700 million senior secured credit facility. See "—Liquidity and Capital Resources—Borrowing Arrangements" for a further discussion of this credit facility.

Debt Extinguishment Charges

There were no debt extinguishment charges in 2010 and $0.8 million in 2009.

Other Expense, Net

Other expense, net for 2010 and 2009 was $7.1 million and $7.2 million, respectively. The slight decrease in other expense, net was primarily due to fees associated with the sale of our non-United States accounts receivable.

Income Tax Expense

During 2010, the effective tax rate was 16.1 percent compared to 17.4 percent in 2009. The change in the effective tax rate was primarily due to a change in the mix of income between the United States and non-U.S. locations for the respective periods as well as an incremental benefit from an alternative fuel tax credit. The effective tax rate may fluctuate based on the mix of income inside and outside the United States and other factors.

Equity earnings (losses) of unconsolidated affiliates, net of tax

We recorded $3.5 million and ($0.4) million of equity earnings (losses) of unconsolidated affiliates, net of tax, during 2010 and 2009, respectively.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests represent the portion of earnings from the operations of our majority owned subsidiaries that was deducted from net income to arrive at net income attributable to us. Net income attributable to noncontrolling interests was $5.5 million and $3.2 million for 2010 and 2009, respectively.

Net income attributable to Greif, Inc.

Based on the foregoing, net income attributable to Greif, Inc. increased $99.4 million to $210.0 million in 2010 from $110.6 million in 2009.

BALANCE SHEET CHANGES

During the third quarter of 2011, we recorded an out-of-period correction of an error in both noncontrolling interests, which had been understated by $24.7 million, and foreign currency translation within other comprehensive income (loss), which had been overstated by $24.7 million, as of October 31, 2010. In the fourth quarter of 2011, we corrected a prior period error related to the incorrect balance sheet elimination of certain intercompany balances occurring in 2003. The effect of the error impacted both foreign currency translation within other comprehensive income (loss), which had been overstated by $19.6 million, and accounts payable, which had been understated by $19.6 million. We have corrected the errors for all periods presented by restating the consolidated statements of changes in shareholders' equity and the consolidated balance sheets. The correction of the errors did not impact total assets, consolidated net income, or cash flows. See also Note 19 to the Consolidated Financial Statements included in Item 8 of this Form 8-K for additional disclosures.

Working capital changes

The $88.5 million increase in trade accounts receivable was primarily related to higher 2011 sales as compared to 2010 sales, extended credit terms with customers and 2011 acquisitions in North America, South America, Europe and Asia.

The $35.9 million increase in inventories was mainly driven by higher raw material prices, steel costs, higher overall business activity levels and 2011 acquisitions in North America, South America, Europe and Asia.

The $5.8 million increase in prepaid expenses and other current assets was primarily due to the 2011 acquisitions in North America, South America, Europe and Asia.

The $19.9 million increase in accounts payable primarily related to higher raw material costs, especially steel, timing of payments, foreign currency translation and the 2011 acquisitions in North America, South America, Europe and Asia.

The $8.9 million increase in accrued payroll and employee benefits primarily related to the increase in headcount and the 2011 acquisitions in North America, South America, Europe and Asia.

The $76.4 million increase in short-term borrowings was primarily related to the 2011 acquisitions in North America, South America, Europe and Asia.

The $43.8 million increase in other current liabilities was primarily related to the 2010 acquisitions in North America, South America, Europe and Asia.

Other balance sheet changes

The $295.2 million increase in goodwill primarily related to 2011 acquisitions in North America, South America, Europe and Asia. Refer to Note 6 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

The $56.6 million increase in other intangibles primarily related to the 2011 acquisitions in North America, South America, Europe and Asia. Refer to Note 6 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

The $143.5 million increase in net property, plant and equipment primarily related to the 2011 acquisitions in North America, South America, Europe and Asia.

The $392.1 million increase in long term debt was primarily related to the issuance of Senior Notes due 2021. Refer to Note 9 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

The $10.2 million increase in pension liabilities was primarily due to a reduction to the discount rate, which contributed to an increase in the projected benefit obligation.

The $86.3 million increase in other long-term liabilities was primarily due to a future payment for the purchase price of a 2011 acquisition and an increase in environmental liabilities resulting from a 2011 acquisition.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are operating cash flows, the proceeds from our trade accounts receivable credit facility, proceeds from the sale of our non-United States accounts receivable and borrowings under our Credit Agreement and Senior Notes, further discussed below. We have used these sources to fund our working capital needs, capital expenditures, cash dividends, common stock repurchases and acquisitions. We anticipate continuing to fund these items in a like manner. We currently expect that operating cash flows, the proceeds from our trade accounts receivable credit facility, proceeds from the sale of our non-United States accounts receivable and borrowings under our Credit Agreement and Senior Notes will be sufficient to fund our currently anticipated working capital, capital expenditures, debt repayment, potential acquisitions of businesses and other liquidity needs for at least 12 months. As of October 31, 2011, we had $644.6 million available to borrow under our Credit Agreement, as described below.

Capital Expenditures

During 2011, 2010 and 2009, we invested $162.4 million (excluding $3.5 million for timberland properties), $144.1 million (excluding $21.0 million for timberland properties), $124.7 million (excluding $1.0 million for timberland properties) in capital expenditures, respectively.

We anticipate future capital expenditures, excluding the potential purchase of timberland properties, of approximately $130 million through October 31, 2012. The expenditures will replace and improve existing equipment and fund new facilities.

Acquisitions, Divestitures and Other Significant Transactions

During 2011, we completed eight acquisitions, all in the Rigid Industrial Packaging and Services segment: four European companies acquired in February, May, July and August; two joint ventures entered into in February and August in North America and in the Asia Pacific region, respectively; the acquisition of the remaining outstanding minority shares from a 2008 acquisition in South America; and the acquisition of additional shares of a company in North America that is a consolidated subsidiary as of October 31, 2011.

The cash paid, net of cash received for the eight 2011 acquisitions was $344.9 million. There is a future payment due related to a 2011 acquisition.

During 2010, the Company completed twelve acquisitions consisting of seven rigid industrial packaging companies and five flexible products companies and made a contingent purchase price related to a 2007 acquisition. The seven rigid industrial packaging companies consisted of a European company purchased in November 2009, an Asian company purchased in June 2010, a North American drum reconditioning company purchased in July, a North American drum reconditioning company purchased in August 2010, one European company purchased in August 2010, a 51 percent interest in a Middle Eastern company purchased in September 2010 and a South American company purchased in September 2010. The five flexible products companies acquired conduct business throughout Europe, Asia and North America and were acquired in February, June, August and September 2010. On September 29, 2010, we entered into a joint venture agreement with Dabbagh Group Holding Company Limited, a Saudi Arabia corporation ("Dabbagh"), and National Scientific Company Limited, a Saudi Arabia limited liability company and a subsidiary of Dabbagh ("NSC"), referred to herein as the Flexible Packaging Joint Venture ("Flexible Packaging JV"). Thereafter, we contributed the five acquired flexible product companies to the Flexible Packaging JV. We own 50 percent of the Flexible Packaging JV but exercise management control of its operations. The results of the Flexible Packaging JV have been consolidated within our 2011 and 2010 results.

The aggregate purchase price for the twelve 2010 acquisitions was $176.2 million.

During 2010, we sold specific Paper Packaging segment assets and facilities in North America. The net gain from these sales was immaterial.

Refer to Note 2 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding our 2011 and 2010 acquisitions and other significant transactions.

Borrowing Arrangements

Long-term debt is summarized as follows (Dollars in thousands):

	October 31, 2011	October 31, 2010
Credit Agreement	$ 355,447	$273,700
Senior Notes due 2017	302,853	303,396
Senior Notes due 2019	242,932	242,306
Senior Notes due 2021	280,206	—
Trade accounts receivable credit facility	130,000	135,000
Other long-term debt	46,200	11,187
	1,357,638	965,589
Less current portion	(12,500)	(12,523)
Long-term debt	$1,345,138	$953,066

Credit Agreement

We and two of our international subsidiaries are borrowers under a $1.0 billion senior secured credit agreement (the "Credit Agreement") with a syndicate of financial institutions. The Credit Agreement provides us with a $750 million revolving multicurrency credit facility and a $250 million term loan, both expiring October 29, 2015, with an option to add $250 million to the facilities with the agreement of the lenders. The $250 million term loan is scheduled to amortize by the payment of principal in the amount of $3.1 million each quarter-end for the first eight quarters, $6.3 million each quarter-end for the next eleven quarters and the remaining balance on the maturity date. The revolving credit facility under the Credit Agreement is available to fund ongoing working capital and capital expenditure needs, for general corporate purposes and to finance acquisitions. Interest is based on a Eurodollar rate or a base rate that resets periodically plus an agreed upon margin amount. On June 22, 2011, the Credit Agreement was amended to allow for the issuance of additional senior notes, and additional senior notes in the amount of €200.0 million were issued on July 15, 2011. As of October 31, 2011, a total of $355.4 million was outstanding under the Credit Agreement. The weighted average interest rate on the Credit Agreement was 2.15% for the twelve months ended October 31, 2011.

The Credit Agreement contains certain covenants, which include financial covenants that require us to maintain a certain leverage ratio and a fixed charge coverage ratio. The leverage ratio generally requires that at the end of any fiscal quarter we will not permit the ratio of (a) our total consolidated indebtedness, to (b) our consolidated net income plus depreciation, depletion and amortization, interest expense (including capitalized interest), income taxes, and minus certain extraordinary gains and non-recurring gains (or plus certain extraordinary losses and non-recurring losses) and plus or minus certain other items for the preceding twelve months ("adjusted EBITDA") to be greater than 3.75 to 1 (or 3.5 to 1, during any collateral release period). The fixed charge coverage ratio generally requires that at the end of any fiscal quarter we will not permit the ratio of (a) (i) our consolidated adjusted EBITDA, less (ii) the aggregate amount of certain of our cash capital expenditures, and less (iii) the aggregate amount of our federal, state, local and foreign income taxes actually paid in cash (other than taxes related to asset sales not in the ordinary course of business), to (b) the sum of (i) our consolidated interest expense to the extent paid or payable in cash and (ii) the aggregate principal amount of all of our regularly scheduled principal payments or redemptions or similar acquisitions for value of outstanding debt for borrowed money, but excluding any such payments to the extent refinanced through the incurrence of additional indebtedness, to be less than 1.5 to 1, during the applicable trailing twelve month period. On October 31, 2011, we were in compliance with these two covenants.

The terms of the Credit Agreement limit our ability to make "restricted payments," which include dividends and purchases, redemptions and acquisitions of our equity interests. The repayment of amounts borrowed under the Credit Agreement are secured by a security interest in the personal property of Greif, Inc. and certain of our United States subsidiaries, including equipment and inventory and certain intangible assets, as well as a pledge of the capital stock of substantially all of our United States subsidiaries. The repayment of amounts borrowed under the Credit Agreement is also secured, in part, by capital stock of the non-U.S. subsidiaries that are parties to the Credit Agreement. However, in the event that we receive and maintain an investment grade rating from either Moody's Investors Service, Inc. or Standard & Poor's Corporation, we may request the release of such collateral. The payment of outstanding principal under the Credit Agreement and accrued interest thereon may be accelerated and become immediately due and payable upon our default in its payment or other performance obligations or its failure to comply with the financial and other covenants in the Credit Agreement, subject to applicable notice requirements and cure periods as provided in the Credit Agreement.

Refer to Note 9 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Credit Agreement.

Senior Notes

We have issued $300.0 million of our 6.75% Senior Notes due February 1, 2017. Proceeds from the issuance of these Senior Notes were principally used to fund the purchase of our previously outstanding senior subordinated notes and for general corporate purposes. These Senior Notes are general unsecured obligations of Greif, Inc. only, provide for semi-annual payments of interest at a fixed rate of 6.75%, and do not require any principal payments prior to maturity on February 1, 2017. These Senior Notes are not guaranteed by any of our subsidiaries and thereby are effectively subordinated to all of our subsidiaries' existing and future indebtedness. The Indenture pursuant to which these Senior Notes were issued contains covenants, which, among other things, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the Indenture. As of October 31, 2011, we were in compliance with these covenants.

We have issued $250.0 million of our 7.75% Senior Notes due August 1, 2019. Proceeds from the issuance of these Senior Notes were principally used for general corporate purposes, including the repayment of amounts outstanding under our revolving multicurrency credit facility under our then-existing credit agreement, without any permanent reduction of the commitments thereunder. These Senior Notes are general unsecured obligations of Greif, Inc. only, provide for semi-annual payments of interest at a fixed rate of 7.75%, and do not require any principal payments prior to maturity on August 1, 2019. These Senior Notes are not guaranteed by any of our subsidiaries and thereby are effectively subordinated to all of our subsidiaries' existing and future indebtedness. The Indenture pursuant to which these Senior Notes were issued contains covenants, which, among other things, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the Indenture. As of October 31, 2011, we were in compliance with these covenants.

Our Luxembourg subsidiary has issued €200.0 million of 7.375% Senior Notes due July 15, 2021. These Senior Notes are fully and unconditionally guaranteed on a senior basis by Greif, Inc. A portion of the proceeds from the issuance of these Senior Notes was used to repay non-U.S. borrowings under the Credit Agreement, without any permanent reduction of the commitments thereunder, with the remaining proceeds available for general corporate purposes, including the financing of acquisitions. These Senior Notes are general unsecured obligations of the Luxembourg subsidiary and Greif, Inc. and provide for semi-annual payments of interest at a fixed rate of 7.375%, and do not require any principal payments prior to maturity on July 15, 2021. These Senior Notes are not guaranteed by any subsidiaries of the issuer or Greif, Inc. and thereby are effectively subordinated to all existing and future indebtedness of the subsidiaries of the issuer and Greif, Inc. The Indenture pursuant to which these Senior Notes were issued contains covenants, which, among other matters, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the Indenture. As of October 31, 2011, we were in compliance with these covenants.

Refer to Note 9 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Senior Notes discussed above.

United States Trade Accounts Receivable Credit Facility

We have a $130.0 million trade accounts receivable credit facility (the "Receivables Facility") with a financial institution. The Receivables Facility matures in September 2014. In addition, we can terminate the Receivables Facility at any time upon five days prior written notice. The Receivables Facility is secured by certain of our United States trade receivables and bears interest at a variable rate based on the applicable base rate or other agreed-upon rate plus a margin amount. Interest is payable on a monthly basis and the principal balance is payable upon termination of the Receivables Facility. The Receivables Facility contains certain covenants, including financial covenants for leverage and fixed charge coverage ratios identical to the Credit Agreement. Proceeds of the Receivables Facility are available for working capital and general corporate purposes. As of October 31, 2011, $130.0 million was outstanding under the Receivables Facility.

Refer to Note 9 of the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Receivables Facility.

Sale of Non-United States Accounts Receivable

Certain of our international subsidiaries have entered into discounted receivables purchase agreements and factoring agreements (the "RPAs") pursuant to which trade receivables generated from certain countries other than the United States and which meet certain eligibility requirements are sold to certain international banks or their affiliates. The structure of these transactions provides for a legal true sale, on a revolving basis, of the receivables transferred from our various subsidiaries to the respective banks and affiliates. The banks fund an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 75 percent to 90 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, we remove from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of ASC 860, "Transfers and Servicing," and continue to recognize the deferred purchase price in our accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the respective banks between the settlement dates. The maximum amount of aggregate receivables that may be sold under our various RPAs was $179.5 million as of October 31, 2011. As of October 31, 2011, total accounts receivable of $163.1 million were sold under the various RPAs.

At the time the receivables are initially sold, the difference between the carrying amount and the fair value of the assets sold are included as a loss on sale and classified as "other expense" in the consolidated statements of operations. Expenses associated with the various RPAs totaled $6.5 million for the year ended October 31, 2011. Additionally, we perform collections and administrative functions on the receivables sold similar to the procedures we use for collecting all of our receivables. The servicing liability for these receivables is not material to the consolidated financial statements.

Refer to Note 3 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information regarding these various RPAs.

Other

In addition to the amounts borrowed against the Credit Agreement and proceeds from the Senior Notes and the United States trade accounts receivable credit facility, as of October 31, 2011, we had outstanding other debt of $183.5 million, comprised of $46.2 million in long-term debt and $137.3 million in short-term borrowings.

As of October 31, 2011, annual maturities, including the current portion, of long-term debt under our various financing arrangements were $12.5 million in 2012, $71.2 million in 2013, $155.0 million in 2014, $292.9 million in 2015, $0.0 million in 2016 and $826.0 million thereafter.

As of October 31, 2011 and 2010, we had deferred financing fees and debt issuance costs of $18.9 million and $21.4 million, respectively, which are included in other long-term assets.

Financial Instruments

Cross-Currency Interest Rate Swaps

We entered into a cross-currency interest rate swap agreement which was designated as a hedge of a net investment in a foreign operation. Under this swap agreement, we received interest semi-annually from the counterparties in an amount equal to a fixed rate of 6.75% on $200.0 million and paid interest in an amount equal to a fixed rate of 6.25% on €146.6 million. During the third quarter of 2010, we terminated this swap agreement, including any future cash flows. The termination of this swap agreement resulted in a cash gain of $25.7 million ($15.8 million, net of tax) which is included within foreign currency translation adjustments.

Interest Rate Derivatives

We have interest rate swap agreements with various maturities through January 2013. These interest rate swap agreements are used to manage our fixed and floating rate debt mix. Under these swap agreements, we receive interest monthly from the counterparties based upon a designated London InterBank Offered Rate ("LIBOR"), and we pay interest based upon a designated fixed rate over the life of the swap agreements.

We have three interest rate derivatives (floating to fixed swap agreements recorded as cash flow hedges) with a total notional amount of $76.6 million. Under these swap agreements, we receive interest based upon a variable interest rate from the counterparties (weighted average of 0.27% as of October 31, 2011 and 0.26% as of October 31, 2010) and pay interest based upon a fixed interest rate (weighted average of 1.92% as of October 31, 2011 and 1.78% as of October 31, 2010). The other comprehensive loss on these interest rate derivatives was $0.3 million as of October 31, 2011 and $2.0 million as of October 31, 2010.

In the third quarter of 2010, we terminated a $100.0 million fixed to floating swap, including any future cash flows, which had been recorded as a fair value hedge. Under this swap agreement, we received interest from the counterparty based upon a fixed rate of 6.75% and paid interest based upon a variable rate on a semi-annual basis. The termination of this swap agreement resulted in a cash gain of $3.6 million.

Foreign Exchange Hedges

As of October 31, 2011, we had outstanding foreign currency forward contracts in the notional amount of $160.6 million ($252.9 million as of October 31, 2010). The purpose of these contracts is to hedge our exposure to foreign currency transactions and short-term intercompany loan balances in our international businesses. The fair value of these contracts as of October 31, 2011 resulted in a loss of $1.6 million recorded in the consolidated statements of operations and a gain of $0.7 million recorded in other comprehensive income. The fair value of similar contracts as of October 31, 2010 resulted in a gain of $0.8 million recorded in the consolidated statements of operations and a loss of $2.3 million recorded in other comprehensive income.

Energy Hedges

We have entered into certain cash flow hedge agreements to mitigate our exposure to cost fluctuations in natural gas prices through October 31, 2011. Under these hedge agreements, we have agreed to purchase natural gas at a fixed price. As of October 31, 2011, the notional amount of these hedge agreements was $2.7 million ($2.4 million as of October 31, 2010). The other comprehensive loss on these hedge agreements was $0.1 million as of October 31, 2011 and $0.3 million as of October 31, 2010. As a result of the high correlation between the hedged instruments and the underlying transactions, ineffectiveness has not had a material impact on our consolidated statements of operations for the year ended October 31, 2011.

Contractual Obligations

As of October 31, 2011, we had the following contractual obligations (Dollars in millions):

		Payments Due by Period			
	Total	**Less than 1 year**	**1 -3 years**	**3-5 years**	**After 5 years**
Long-term debt	$1,827.0	$ 71.8	$270.4	$514.3	$ 970.5
Short-term borrowing	145.1	145.1	—	—	—
Capital lease obligations	91.9	22.1	35.7	29.8	4.3
Liabilities held by special purpose entities	62.8	2.2	4.5	4.5	51.6
Deferred purchase payments	63.6	—	63.6		
Environmental liabilities	29.3	8.5	4.9	4.3	11.6
Operating leases	20.7	6.3	8.5	4.7	1.2
Current portion of long-term debt	12.5	12.5	—	—	—
Total	$2,252.9	$268.5	$387.6	$557.6	$1,039.2

Our unrecognized tax benefits under ASC 740, "Income Taxes" have been excluded from the contractual obligations table because of the inherent uncertainty and the inability to reasonably estimate the timing of cash outflows.

Stock Repurchase Program and Other Share Acquisitions

Our Board of Directors has authorized us to purchase up to four million shares of Class A Common Stock or Class B Common Stock or any combination of the foregoing. During 2011, we repurchased 8,700 shares of Class A Common Stock and we repurchased 291,300 shares of Class B Common Stock (refer to Item 5 to this Form 10-K for additional information regarding these repurchases). As of October 31, 2011, we had repurchased 3,183,272 shares, including 1,425,452 shares of Class A Common Stock and 1,757,820 shares of Class B Common Stock, under this program. The total cost of the shares repurchased from November 1, 2008 through October 31, 2011 was $20.9 million.

Effects of Inflation

Inflation did not have a material impact on our operations during 2011, 2010 or 2009.

Variable Interest Entities

We evaluate whether an entity is a VIE and determine if the primary beneficiary status is appropriate on a quarterly basis. We consolidate VIE's for which we are the primary beneficiary. If we are not the primary beneficiary and an ownership interest is held, the VIE is accounted for under the equity method of accounting. When assessing the determination of the primary beneficiary, we consider all relevant facts and circumstances, including: the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE.

During 2011, we acquired a minority ownership interest in an entity that is accounted for as an unconsolidated equity investment. This entity is deemed to be a VIE since the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support. However, we are not the primary beneficiary because we do not have (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, or (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result, this entity is not consolidated in our results.

Significant Nonstrategic Timberland Transactions

On March 28, 2005, Soterra LLC (a wholly owned subsidiary) entered into two real estate purchase and sale agreements with Plum Creek Timberlands, L.P. ("Plum Creek") to sell approximately 56,000 acres of timberland and related assets located primarily in Florida for an aggregate sales price of approximately $90 million, subject to closing adjustments. In connection with the closing of one of these agreements, Soterra LLC sold approximately 35,000 acres of timberland and associated assets in Florida, Georgia and Alabama for $51.0 million, resulting in a pretax gain of $42.1 million, on May 23, 2005. The purchase price was paid in the form of cash and a $50.9 million purchase note payable (the "Purchase Note") by an indirect subsidiary of Plum Creek (the "Buyer SPE"). Soterra LLC contributed the Purchase Note to STA Timber LLC ("STA Timber"), one of our indirect wholly owned subsidiaries. The Purchase Note is secured by a Deed of Guarantee issued by Bank of America, N.A., London Branch, in an amount not to exceed $52.3 million (the "Deed of Guarantee"), as a guarantee of the due and punctual payment of principal and interest on the Purchase Note.

On May 31, 2005, STA Timber issued in a private placement its 5.20% Senior Secured Notes due August 5, 2020 (the "Monetization Notes") in the principal amount of $43.3 million. In connection with the sale of the Monetization Notes, STA Timber entered into note purchase agreements with the purchasers of the Monetization Notes (the "Note Purchase Agreements") and related documentation. The Monetization Notes are secured by a pledge of the Purchase Note and the Deed of Guarantee. The Monetization Notes may be accelerated in the event of a default in payment or a breach of the other obligations set forth therein or in the Note Purchase Agreements or related documents, subject in certain cases to any applicable cure periods, or upon the occurrence of certain insolvency or bankruptcy related events.

The Monetization Notes are subject to a mechanism that may cause them, subject to certain conditions, to be extended to November 5, 2020. The proceeds from the sale of the Monetization Notes were primarily used for the repayment of indebtedness. Greif, Inc. and its other subsidiaries have not extended any form of guaranty of the principal or interest on the Monetization Notes. Accordingly, Greif, Inc. and its other subsidiaries will not become directly or contingently liable for the payment of the Monetization Notes at any time. The Buyer SPE is a separate and distinct legal entity from us; however the Buyer SPE has been consolidated into our operations.

The Buyer SPE is deemed to be a VIE since the assets of the Buyer SPE are not available to satisfy the liabilities of the Buyer SPE. The Buyer SPE is a separate and distinct legal entity from us, but we are the primary beneficiary because we have (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result, Buyer SPE has been consolidated into our operations.

Flexible Products Joint Venture

On September 29, 2010, Greif, Inc. and its indirect subsidiary Greif International Holding Supra C.V. formed a joint venture (referred to herein as the "Flexible Products JV") with Dabbagh Group Holding Company Limited and its subsidiary National Scientific Company Limited. The Flexible Products JV owns the operations in the Flexible Products & Services segment, with the exception of the North American multi-wall bag business. The Flexible Products JV has been consolidated into our operations as of its formation date of September 29, 2010.

The Flexible Products JV is deemed to be a VIE since the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support. We are the primary beneficiary because we have (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Recent Accounting Standards

Newly Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") amended ASC 860, "Transfers and Servicing." The amendment to ASC 860 requires an enterprise to evaluate whether the transaction is legally isolated from us and whether the results of the transaction are consolidated within the consolidated financial statements. We adopted the new guidance beginning November 1, 2010, and the adoption of the new guidance did not impact our financial position, results of operations or cash flows, other than the related disclosures.

In June 2009, the FASB amended ASC 810, "Consolidation." The amendment to ASC 810 changed the methodology for determining the primary beneficiary of a VIE from a quantitative risk and rewards based model to a qualitative determination. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. Accordingly, we reevaluated our previous ASC 810 conclusions, including (1) whether an entity is a VIE, (2) whether the enterprise is the VIE's primary beneficiary, and (3) what type of financial statement disclosures are required. We adopted the new guidance beginning November 1, 2010, and the adoption of the new guidance did not impact our financial position, results of operations or cash flows, other than the related disclosures.

Recently Issued Accounting Standards

Effective July 1, 2009, changes to the ASC are communicated through an Accounting Standards Update ("ASU"). As of October 31, 2011, the FASB has issued ASU's 2009-01 through 2011-09. We reviewed each ASU and determined that they will not have a material impact on our financial position, results of operations or cash flows, other than related disclosures.

In December 2010, the FASB issued ASU 2010-29 "Business Combinations: Disclosure of supplementary pro forma information for business combinations." The amendment to ASC 805 "Business Combinations" requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as through the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. We will adopt the new guidance beginning November 1, 2011, and the adoption of the new guidance will not impact our financial position, results of operations or cash flows, other than the related disclosures.

In June 2011, the FASB issued ASU 2011-05 "Comprehensive Income: Presentation of comprehensive income." The amendment to ASC 220 "Comprehensive Income" requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. We will adopt the new guidance beginning November 1, 2011, and the adoption of the new guidance will not impact our financial position, results of operations or cash flows, other than the related disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to interest rate risk related to our financial instruments that include borrowings under the 2010 Credit Agreement, proceeds from our Senior Notes and trade accounts receivable credit facility, and interest rate swap agreements. We do not enter into financial instruments for trading or speculative purposes. The interest rate swap agreements have been entered into to manage our exposure to variability in interest rates and changes in the fair value of fixed rate debt.

We had interest rate swap agreements with an aggregate notional amount of $76.6 million and $125.0 million as of October 31, 2011 and 2010, respectively, with various maturities through 2013. The interest rate swap agreements are used to manage our fixed and floating rate debt mix. Under certain of these agreements, we receive interest monthly from the counterparties equal to LIBOR and pay interest at a fixed rate over the life of the contracts. A liability for the loss on interest rate swap contracts, which represented their fair values, in the amount of $0.3 million and $2.0 million was recorded as of October 31, 2011 and 2010, respectively.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For the Credit Agreement, Senior Notes and trade accounts receivable credit facility, the tables present scheduled amortizations of principal and the weighted average interest rate by contractual maturity dates as of October 31, 2011 and 2010. For interest rate swaps, the tables present annual amortizations of notional amounts and weighted average interest rates by contractual maturity dates. Under the cash flow swap agreements, we receive interest monthly from the counterparties and pay interest monthly to the counterparties.

The fair values of our Credit Agreement, Senior Notes and trade accounts receivable credit facility are based on rates available to us for debt of the same remaining maturity as of October 31, 2011 and 2010. The fair value of the interest rate swap agreements has been determined based upon the market settlement prices of comparable contracts as of October 31, 2011 and 2010.

Financial Instruments

As of October 31, 2011

(Dollars in millions)

	Expected Maturity Date							
	2012	**2013**	**2014**	**2015**	**2016**	**After 2016**	**Total**	**Fair Value**
Credit Agreement:								
Scheduled amortizations	$ 13	$ 25	$ 25	$ 292	—	—	$ 355	$355.4
Average interest rate(1)	2.14%	2.14%	2.14%	2.14%	—	—	2.14%	
Senior Notes due 2017:								
Scheduled amortizations	—	—	—	—	—	$ 300	$ 300	$317.9
Average interest rate	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	
Senior Notes due 2019:								
Scheduled amortizations	—	—	—	—	—	$ 250	$ 250	$268.8
Average interest rate	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%	
Senior Notes due 2021:								
Scheduled amortizations	—	—	—	—	—	$ 280	$ 280	$280.2
Average interest rate	7.38%	7.38%	7.38%	7.38%	7.38%	7.38%	7.38%	
Trade accounts receivable credit facility:								
Scheduled amortizations	—	—	$ 130	—	—	—	$ 130	$ 130
Interest rate swaps:								
Scheduled amortizations	$ 75	$ 2	—	—	—	—	$ 77	$ (0.3)
Average pay rate(2)	1.92%	2.69%	—	—	—	—		
Average receive rate(3)	0.27%	1.61%	—	—	—	—		

(1) Variable rate specified is based on LIBOR or an alternative base rate plus a calculated margin as of October 31, 2011. The rates presented are not intended to project our expectations for the future.

(2) The average pay rate is based upon the fixed rates we were scheduled to pay as of October 31, 2011. The rates presented are not intended to project our expectations for the future.

(3) The average receive rate is based upon the LIBOR we were scheduled to receive as of October 31, 2011. The rates presented are not intended to project our expectations for the future.

Financial Instruments

As of October 31, 2010

(Dollars in millions)

	Expected Maturity Date							
	2011	2012	2013	2014	2015	After 2015	Total	Fair Value
2010 Credit Agreement:								
Scheduled amortizations	$ 13	$ 13	$ 25	$ 25	$ 198	—	$ 274	$273.7
Average interest rate(1)	3.67%	3.67%	3.67%	3.67%	3.67%	—	3.67%	
Senior Notes due 2017:								
Scheduled amortizations	—	—	—	—	—	$ 300	$ 300	$322.9
Average interest rate	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	
Senior Notes due 2019:								
Scheduled amortizations	—	—	—	—	—	$ 250	$ 250	$278.8
Average interest rate	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%	
Trade accounts receivable credit facility:								
Scheduled amortizations	—	—	—	$ 135	—	—	—	—
Interest rate swaps:								
Scheduled amortizations	$ 50	$ 75	—	—	—	—	$ 125	$ (2.0)
Average pay rate(2)	1.78%	1.78%	—	—	—	—	1.78%	
Average receive rate(3)	0.26%	0.26%	—	—	—	—	0.26%	

(1) Variable rate specified is based on LIBOR or an alternative base rate plus a calculated margin as of October 31, 2010. The rates presented are not intended to project our expectations for the future.

(2) The average pay rate is based upon the fixed rates we were scheduled to pay as of October 31, 2010. The rates presented are not intended to project our expectations for the future.

(3) The average receive rate is based upon the LIBOR we were scheduled to receive as of October 31, 2010. The rates presented are not intended to project our expectations for the future.

The fair market value of the interest rate swaps as of October 31, 2011 was a net liability of $0.3 million. Based on a sensitivity analysis we performed as of October 31, 2011, a 100 basis point decrease in interest rates would increase the fair value of the swap agreements by $0.2 million to a net liability of $0.1 million. Conversely, a 100 basis point increase in interest rates would decrease the fair value of the swap agreements by $0.1 million to a net loss of $0.4 million.

Currency Risk

As a result of our international operations, our operating results are subject to fluctuations in currency exchange rates. The geographic presence of our operations mitigates this exposure to some degree. Additionally, our transaction exposure is somewhat limited because we produce and sell a majority of our products within each country in which we operate.

As of October 31, 2011, we had outstanding foreign currency forward contracts in the notional amount of $159.6 million ($252.9 million as of October 31, 2010). The purpose of these contracts is to hedge our exposure to foreign currency transactions and short-term intercompany loan balances in our international businesses. The fair value of these contracts as of October 31, 2011 resulted in a loss of $1.6 million recorded in the consolidated statements of operations and a gain of $0.7 million recorded in other comprehensive income. The fair value of similar contracts as of October 31, 2010 resulted in a gain of $0.8 million recorded in consolidated statements of operations and a loss of $2.3 million recorded in other comprehensive income.

A sensitivity analysis to changes in the foreign currencies hedged indicates that if the U.S. dollar strengthened by 10 percent, the fair value of these instruments would increase by $0.5 million to a net loss of $0.4 million. Conversely, if the U.S. dollar weakened by 10 percent, the fair value of these instruments would decrease by $0.4 million to a net loss of $1.3 million.

Commodity Price Risk

We purchase commodities such as steel, resin, containerboard, pulpwood and energy. We do not currently engage in material hedging of commodities, other than hedges in natural gas, because there has historically been a high correlation between the commodity cost and the ultimate selling price of our products. The fair value of our commodity hedging contracts resulted in a $0.1 million loss recorded in other comprehensive income as of October 31, 2011. A sensitivity analysis to changes in natural gas prices indicates that if natural gas prices decreased by 10 percent, the fair value of these instruments would decrease by $0.3 million to a net loss of $0.4 million. Conversely, if natural gas prices increased by 10 percent, the fair value of these instruments would increase by $0.2 million to a net gain of $0.1 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)

For the years ended October 31,	2011	2010	2009
Net sales	$4,247,954	$3,461,537	$2,792,217
Costs of products sold	3,446,829	2,757,875	2,292,573
Gross profit	801,125	703,662	499,644
Selling, general and administrative expenses	448,399	362,935	267,589
Restructuring charges	30,496	26,746	66,590
(Gain) on disposal of properties, plants and equipment, net	(14,855)	(11,434)	(34,432)
Operating profit	337,085	325,415	199,897
Interest expense, net	79,552	65,787	53,593
Debt extinguishment charge	—	—	782
Other expense, net	14,120	7,139	7,193
Income before income tax expense and equity earnings (losses) of unconsolidated affiliates, net	243,413	252,489	138,329
Income tax expense	71,077	40,571	24,061
Equity earnings (losses) of unconsolidated affiliates, net of tax	4,838	3,539	(436)
Net income	177,174	215,457	113,832
Net income attributable to noncontrolling interests	(1,134)	(5,472)	(3,186)
Net income attributable to Greif, Inc.	$ 176,040	$ 209,985	$ 110,646
Basic earnings per share:			
Class A Common Stock	$ 3.02	$ 3.60	$ 1.91
Class B Common Stock	$ 4.52	$ 5.40	$ 2.86
Diluted earnings per share:			
Class A Common Stock	$ 3.01	$ 3.58	$ 1.91
Class B Common Stock	$ 4.52	$ 5.40	$ 2.86

Refer to the accompanying Notes to Consolidated Financial Statements.

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

As of October 31,	2011	2010 (As Restated)[1]
ASSETS		
Current assets		
Cash and cash equivalents	$ 127,413	$ 106,957
Trade accounts receivable, less allowance of $13,754 in 2011 and $13,311 in 2010	568,624	480,158
Inventories	432,518	396,572
Deferred tax assets	23,654	19,526
Net assets held for sale	11,381	11,742
Current portion related party notes receivable	1,714	—
Prepaid expenses and other current assets	140,033	134,269
	1,305,337	1,149,224
Long-term assets		
Goodwill	1,004,875	709,725
Other intangible assets, net of amortization	229,790	173,239
Deferred tax assets	70,630	29,982
Related party notes receivable	18,310	—
Assets held by special purpose entities	50,891	50,891
Other long-term assets	92,160	93,603
	1,466,656	1,057,440
Properties, plants and equipment		
Timber properties, net of depletion	216,026	215,537
Land	123,131	121,409
Buildings	480,399	411,437
Machinery and equipment	1,388,941	1,319,262
Capital projects in progress	139,963	112,300
	2,348,460	2,179,945
Accumulated depreciation	(913,171)	(888,164)
	1,435,289	1,291,781
Total assets	$4,207,282	$3,498,445

(1) The consolidated balance sheet as of October 31, 2010 and the consolidated statements of changes in shareholders' equity as of October 31, 2009 and 2010 have been restated to correct prior period errors. The corrections did not impact total assets, consolidated net income, or cash flows of the Company. Refer to Note 19 for additional discussion.

Refer to the accompanying Notes to Consolidated Financial Statements.

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

As of October 31,	2011	2010 (As Restated)[1]
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 487,783	$ 467,857
Accrued payroll and employee benefits	99,794	90,887
Restructuring reserves	19,607	20,238
Current portion of long-term debt	12,500	12,523
Short-term borrowings	137,334	60,908
Deferred tax liabilities	5,055	5,091
Other current liabilities	167,695	123,854
	929,768	781,358
Long-term liabilities		
Long-term debt	1,345,138	953,066
Deferred tax liabilities	196,696	180,486
Pension liabilities	76,088	65,915
Postretirement benefit obligations	20,909	21,555
Liabilities held by special purpose entities	43,250	43,250
Other long-term liabilities	203,260	116,930
	1,885,341	1,381,202
Shareholders' equity		
Common stock, without par value	113,799	106,057
Treasury stock, at cost	(131,997)	(117,394)
Retained earnings	1,401,700	1,323,477
Accumulated other comprehensive income (loss):		
- foreign currency translation	(46,354)	388
- interest rate and other derivatives	(121)	(1,505)
- minimum pension liabilities	(101,676)	(76,526)
Total Greif, Inc. shareholders' equity	1,235,351	1,234,497
Noncontrolling interests	156,822	101,388
Total shareholders' equity	1,392,173	1,335,885
Total liabilities and shareholders' equity	$4,207,282	$3,498,445

(1) The consolidated balance sheet as of October 31, 2010 and the consolidated statements of changes in shareholders' equity as of October 31, 2009 and 2010 have been restated to correct prior period errors. The corrections did not impact total assets, consolidated net income, or cash flows of the Company. Refer to Note 19 for additional discussion.

Refer to the accompanying Notes to Consolidated Financial Statements.

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

For the years ended October 31,	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 177,174	$ 215,457	$ 113,832
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	144,191	115,974	102,627
Asset impairments	8,983	2,917	19,516
Deferred income taxes	12,342	4,596	(13,167)
Gain on disposals of properties, plants and equipment, net	(14,855)	(11,434)	(34,432)
Equity (earnings) losses of affiliates	(4,838)	(3,539)	436
Loss on extinguishment of debt	—	—	782
Increase (decrease) in cash from changes in certain assets and liabilities:			
Trade accounts receivable	(22,591)	(54,046)	73,358
Inventories	15,405	(87,832)	109,146
Prepaid expenses and other current assets	(25,375)	(42,557)	(151)
Accounts payable	(33,360)	4,134	(72,902)
Accrued payroll and employee benefits	8,194	18,868	(20,511)
Restructuring reserves	(631)	4,923	168
Other current liabilities	18,576	(38,040)	(50,117)
Pension and postretirement benefit liabilities	9,527	(15,868)	63,744
Other long-term assets, other long-term liabilities and other	(120,402)	64,558	(25,805)
Net cash provided by operating activities	172,340	178,111	266,524
Cash flows from investing activities:			
Acquisitions of companies, net of cash acquired	(344,914)	(179,459)	(90,816)
Purchases of properties, plants and equipment	(162,409)	(144,137)	(124,671)
Purchases of timber properties	(3,462)	(20,996)	(1,000)
Proceeds from the sale of properties, plants, equipment and other assets	31,013	17,325	50,279
Issuance of notes receivable to related party, net	(20,024)	—	—
Purchases of land rights	(650)	—	(4,992)
Net cash used in investing activities	(500,446)	(327,267)	(171,200)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	3,859,401	3,731,683	3,170,212
Payments on long-term debt	(3,465,834)	(3,637,945)	(2,983,534)
Proceeds from (payments of) short-term borrowings, net	74,308	3,878	(25,749)
Proceeds from (payments of) trade accounts receivable credit facility, net	(5,000)	135,000	(120,000)
Dividends paid	(97,817)	(93,122)	(87,957)
Acquisitions of treasury stock and other	(15,062)	(2,696)	(3,145)
Exercise of stock options	2,540	2,002	2,015
Debt issuance costs paid	(4,394)	(10,902)	(13,588)
Settlement of derivatives, net	—	17,985	(3,574)
Net cash provided by (used in) financing activities	348,142	145,883	(65,320)
Effects of exchange rates on cash	420	(1,666)	4,265
Net increase (decrease) in cash and cash equivalents	20,456	(4,939)	34,269
Cash and cash equivalents at beginning of year	106,957	111,896	77,627
Cash and cash equivalents at end of year	$ 127,413	$ 106,957	$ 111,896

Refer to the accompanying Notes to Consolidated Financial Statements.

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except per share amounts)

	Capital Stock		Treasury Stock					
	Shares	Amount	Shares	Amount	Retained Earnings	Non-controlling interests	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity
As of October 31, 2008 (As Previously Reported)	46,644	$ 86,446	30,198	$(112,931)	$1,183,925	$ 3,729	$ (72,820)	$1,088,349
Correction of an error							$ (19,547)	$ (19,547)
As of October 31, 2008 (As Restated)[1]	46,644	$ 86,446	30,198	$(112,931)	$1,183,925	$ 3,729	$ (92,367)	$1,068,802
Net income					110,646	3,186		113,832
Other comprehensive income (loss):								
- foreign currency translation							32,868	32,868
- interest rate and other derivatives, net of income tax expense of $1,707							4,226	4,226
- minimum pension liability adjustment, net of income tax benefit of $28,580							(51,092)	(51,092)
Comprehensive income								99,834
Change in pension measurement date, net of income tax benefit of $590							(1,428)	(1,428)
Acquisitions of noncontrolling interests and other						82		82
Dividends paid					(87,957)			(87,957)
Treasury shares acquired	(100)		100	(3,145)				(3,145)
Stock options exercised	133	1,749	(133)	266				2,015
Tax benefit of stock options		575						575
Long-term incentive shares issued	260	7,734	(260)	533				8,267
As of October 31, 2009 (As Restated)[1]	46,937	$ 96,504	29,905	$(115,277)	$1,206,614	$ 6,997	$(107,793)	$1,087,045
Net income					209,985	5,472		215,457
Other comprehensive income (loss):								
- foreign currency translation							26,760	26,760
- interest rate and other derivatives, net of income tax expense of $149							370	370
- minimum pension liability adjustment, net of income tax benefit of $1,279							3,020	3,020
Comprehensive income								245,607
Acquisitions and noncontrolling interests and other						88,919		88,919
Dividends paid					(93,122)			(93,122)
Treasury shares acquired	(50)		50	(2,696)				(2,696)
Stock options exercised	133	1,729	(133)	273				2,002
Tax benefit of stock options		17						17
Long-term incentive shares issued	149	7,807	(149)	306				8,113
As of October 31, 2010 (As Restated)[1]	47,169	$106,057	29,673	$(117,394)	$1,323,477	$101,388	$ (77,643)	$1,335,885
Net income					176,040	1,134		177,174
Other comprehensive income (loss):								
- foreign currency translation						14,572	(46,742)	(32,170)
- interest rate and other derivatives, net of income tax benefit of $562							1,384	1,384
- minimum pension liability adjustment, net of income tax expense of $9,652							(25,150)	(25,150)
Comprehensive income								121,238
Acquisitions and noncontrolling interests						39,728		39,728
Dividends paid					(97,817)			(97,817)
Treasury shares acquired	(300)		300	(15,062)				(15,062)
Stock options exercised	168	2,196	(168)	344				2,540
Restricted stock directors	11	697	(11)	22				719
Restricted stock executives	5	308	(5)	10				318
Tax benefit of stock options and other		2,192						2,192
Long-term incentive shares issued	40	2,349	(40)	83				2,432
As of October 31, 2011	47,093	$113,799	29,749	$(131,997)	$1,401,700	$156,822	$(148,151)	$1,392,173

(1) The consolidated balance sheet as of October 31, 2010 and the consolidated statements of changes in shareholders' equity as of October 31, 2009 and 2010 have been restated to correct prior period errors. The corrections did not impact total assets, consolidated net income, or cash flows of the Company. Refer to Note 19 for additional discussion.

Refer to the accompanying Notes to Consolidated Financial Statements.

GREIF, INC. AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Business

Greif, Inc. and its subsidiaries (collectively, "Greif," "our," or the "Company") principally manufacture industrial packaging products, complemented with a variety of value-added services, including blending, packaging, reconditioning, logistics and warehousing, flexible intermediate bulk containers and containerboard and corrugated products, that they sell to customers in many industries throughout the world. The Company has operations in over 55 countries. In addition, the Company owns timber properties in the southeastern United States, which are actively harvested and regenerated, and also owns timber properties in Canada.

Due to the variety of its products, the Company has many customers buying different products and, due to the scope of the Company's sales, no one customer is considered principal in the total operations of the Company.

Because the Company supplies a cross section of industries, such as chemicals, food products, petroleum products, pharmaceuticals and metal products, and must make spot deliveries on a day-to-day basis as its products are required by its customers, the Company does not operate on a backlog to any significant extent and maintains only limited levels of finished goods. Many customers place their orders weekly for delivery during the same week.

The Company's raw materials are principally steel, resin, containerboard, old corrugated containers for recycling and pulpwood.

There are approximately 15,660 employees of the Company as of October 31, 2011.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Greif, Inc., all wholly-owned and majority-owned subsidiaries, joint ventures managed by the Company including the joint venture relating to the Flexible Products & Services segment and equity earnings (losses) of unconsolidated affiliates. All intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method.

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"). Certain prior year and prior quarter amounts have been reclassified to conform to the current year presentation.

The Company's fiscal year begins on November 1 and ends on October 31 of the following year. Any references to the year 2011, 2010 or 2009, or to any quarter of those years, relates to the fiscal year ending in that year.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates are related to the allowance for doubtful accounts, inventory reserves, expected useful lives assigned to properties, plants and equipment, goodwill and other intangible assets, restructuring reserves, environmental liabilities, pension and postretirement benefits, income taxes, derivatives, net assets held for sale, self-insurance reserves and contingencies. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

The Company had total cash and cash equivalents held outside of the United States in various foreign jurisdictions of $115.0 million as of October 31, 2011. Under current tax laws and regulations, if cash and cash equivalents held outside the United States are repatriated to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

Allowance for Doubtful Accounts

Trade receivables represent amounts owed to the Company through its operating activities and are presented net of allowance for doubtful accounts. The allowance for doubtful accounts totaled $13.8 million and $13.3 million as of October 31, 2011 and 2010, respectively. The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to the Company, the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. In addition, the Company recognizes allowances for bad debts based on the length of time receivables are past due with allowance percentages, based on its historical experiences, applied on a graduated scale relative to the age of the receivable amounts. If circumstances such as higher than expected bad debt experience or an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company were to occur, the recoverability of amounts due to the Company could change by a material amount. Amounts deemed uncollectible are written-off against an established allowance for doubtful accounts.

Concentration of Credit Risk and Major Customers

The Company maintains cash depository accounts with major banks throughout the world and invests in high quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. These investments mature within three months and the Company has not incurred any related losses.

Trade receivables can be potentially exposed to a concentration of credit risk with customers or in particular industries. Such credit risk is considered by management to be limited due to the Company's many customers, none of which are considered principal in the total operations of the Company, and its geographic scope of operations in a variety of industries throughout the world. The Company does not have an individual customer that exceeds 10 percent of total revenue. In addition, the Company performs ongoing credit evaluations of its customers' financial conditions and maintains reserves for credit losses. Such losses historically have been within management's expectations.

Inventory Reserves

Reserves for slow moving and obsolete inventories are provided based on historical experience, inventory aging and product demand. The Company continuously evaluates the adequacy of these reserves and makes adjustments to these reserves as required. The Company also evaluates reserves for losses under firm purchase commitments for goods or inventories.

Net Assets Held for Sale

Net assets held for sale represent land, buildings and land improvements for locations that have met the criteria of "held for sale" accounting, as specified by Accounting Standards Codification ("ASC") 360, "Property, Plant, and Equipment." As of October 31, 2011, there were seven locations held for sale in the Rigid Industrial Packaging & Services segment. In 2011, the Company recorded net sales of $0.2 million and net loss before taxes of $14.9 million associated with these properties, primarily related to the Rigid Industrial Packaging & Services segment. For 2010, the Company recorded net sales of $91.2 million and net loss before taxes of $1.3 million associated with these properties, primarily related to the Rigid Industrial Packaging & Services segment. The effect of suspending depreciation on the facilities held for sale is immaterial to the results of operations. The properties classified within net assets held for sale have been listed for sale and it is the Company's intention to complete these sales within the upcoming year.

Goodwill and Other Intangibles

Goodwill is the excess of the purchase price of an acquired entity over the amounts assigned to tangible and intangible assets and liabilities assumed in the business combination. The Company accounts for purchased goodwill and indefinite-lived intangible assets in accordance with ASC 350, "Intangibles – Goodwill and Other." Under ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives, primarily customer relationships, patents and trademarks, continue to be amortized over their useful lives on a straight-line basis. The Company tests for impairment during the fourth quarter of each fiscal year, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist.

ASC 350 requires that testing for goodwill impairment be conducted at the reporting unit level using a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the estimated fair value of these units. If the carrying value of a reporting unit exceeds its estimated fair value, the Company performs the second step of the goodwill impairment to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the estimated implied fair value of a reporting unit's goodwill to its carrying value. The Company allocates the estimated fair value of a reporting unit to all of the assets and liabilities in that reporting unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the estimated fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The Company's determination of estimated fair value of the reporting units is based on a discounted cash flow analysis utilizing earnings before interest, taxes, depreciation, depletion and amortization ("EBITDA"). The discount rates used for impairment testing are based on the Company's weighted average cost of capital. The use of alternative estimates, peer groups or changes in the industry, or adjusting the discount rate, or EBITDA forecasts used could affect the estimated fair value of the reporting units and potentially result in goodwill impairment. Any identified impairment would result in an expense to the Company's results of operations. The Company performed its annual impairment test in fiscal 2011, 2010 and 2009, which resulted in no impairment charges. Refer to Note 6 for additional information regarding goodwill and other intangible assets.

Acquisitions

From time to time, the Company acquires businesses and/or assets that augment and complement its operations, in accordance with ASC 805, "Business Combinations." These acquisitions are accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from these business combinations as of the date of acquisition.

Beginning November 1, 2009, the Company classifies costs incurred in connection with acquisitions as acquisition-related costs. These costs consist primarily of transaction costs, integration costs and changes in the fair value of contingent payments (earn-outs). Acquisition transaction costs are incurred during the initial evaluation of a potential targeted acquisition and primarily relate to costs to analyze, negotiate and consummate the transaction as well as financial and legal due diligence activities. Post acquisition integration activities are costs incurred to combine the operations of an acquired enterprise into the Company's operations.

Internal Use Software

Internal use software is accounted for under ASC 985, "Software." Internal use software is software that is acquired, internally developed or modified solely to meet the Company's needs and for which, during the software's development or modification, a plan does not exist to market the software externally. Costs incurred to develop the software during the application development stage and for upgrades and enhancements that provide additional functionality are capitalized and then amortized over a three- to ten- year period.

Properties, Plants and Equipment

Properties, plants and equipment are stated at cost. Depreciation on properties, plants and equipment is provided on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings	30-45
Machinery and equipment	3-19

Depreciation expense was $122.7 million, $98.5 million and $88.6 million, in 2011, 2010 and 2009, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and related allowance accounts. Gains or losses are credited or charged to income as incurred.

For 2011, the Company recorded a gain of $14.9 million, primarily consisting of $3.2 million gain on the sale of specific Rigid Industrial Packaging & Services segment assets, $0.9 million gain on the sale of a Paper Packaging segment property, $11.4 million in net gains from the sale of surplus and higher and better use ("HBU") timber properties and other miscellaneous losses of $0.6 million. The Company also recognized an impairment loss on machinery in our Rigid Industrial Packaging and Services segment of $1.3 million as well as several smaller impairment charges of $0.2 million.

The Company capitalizes interest on long-term fixed asset projects using a rate that approximates the weighted average cost of borrowing. As of October 31, 2011 and 2010, the Company had capitalized interest costs of $3.8 million and $5.3 million, respectively.

The Company owns timber properties in the southeastern United States and in Canada. With respect to the Company's United States timber properties, which consisted of approximately 267,750 acres as of October 31, 2011, depletion expense on timber properties is computed on the basis of cost and the estimated recoverable timber. Depletion expense was $2.7 million, $2.6 million and $2.9 million in 2011, 2010 and 2009, respectively. The Company's land costs are maintained by tract. The Company begins recording pre-merchantable timber costs at the time the site is prepared for planting. Costs capitalized during the establishment period include site preparation by aerial spray, costs of seedlings, planting costs, herbaceous weed control, woody release, labor and machinery use, refrigeration rental and trucking for the seedlings. The Company does not capitalize interest costs in the process. Property taxes are expensed as incurred. New road construction costs are capitalized as land improvements and depreciated over 20 years. Road repairs and maintenance costs are expensed as incurred. Costs after establishment of the seedlings, including management costs, pre-commercial thinning costs and fertilization costs, are expensed as incurred. Once the timber becomes merchantable, the cost is transferred from the pre-merchantable timber category to the merchantable timber category in the depletion block.

Merchantable timber costs are maintained by five product classes, pine sawtimber, pine chip-n-saw, pine pulpwood, hardwood sawtimber and hardwood pulpwood, within a depletion block, with each depletion block based upon a geographic district or subdistrict. Currently, the Company has eight depletion blocks. These same depletion blocks are used for pre-merchantable timber costs. Each year, the Company estimates the volume of the Company's merchantable timber for the five product classes by each depletion block. These estimates are based on the current state in the growth cycle and not on quantities to be available in future years. The Company's estimates do not include costs to be incurred in the future. The Company then projects these volumes to the end of the year. Upon acquisition of a new timberland tract, the Company records separate amounts for land, merchantable timber and pre-merchantable timber allocated as a percentage of the values being purchased. These acquisition volumes and costs acquired during the year are added to the totals for each product class within the appropriate depletion block(s). The total of the beginning, one-year growth and acquisition volumes are divided by the total undepleted historical cost to arrive at a depletion rate, which is then used for the current year. As timber is sold, the Company multiplies the volumes sold by the depletion rate for the current year to arrive at the depletion cost.

The Company's Canadian timber properties, which consisted of approximately 14,700 acres as of October 31, 2011, are not actively managed at this time, and therefore, no depletion expense is recorded.

Equity Earnings (Losses) of Unconsolidated Affiliates, net of tax and Noncontrolling Interests including Variable Interest Entities

The Company accounts for equity earnings (losses) of unconsolidated affiliates, net of tax and noncontrolling interests under ASC 810, "Consolidation." ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 also changes the way the consolidated financial statements are presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the parent's ownership interest and the interest of the noncontrolling owners of a subsidiary. Refer to Note 16 for additional information regarding the Company's unconsolidated affiliates and noncontrolling interests.

ASC 810 also provides a framework for identifying variable interest entities ("VIE's") and determining when a company should include the assets, liabilities, noncontrolling interests and results of operations of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. ASC 810 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. One of the companies acquired in 2011 is considered a VIE. However, because the Company is not the primary beneficiary, the Company will report its ownership interest in this acquired company using the equity method of accounting.

On September 29, 2010, Greif, Inc. and its indirect subsidiary Greif International Holding Supra C.V. ("Greif Supra"), a Netherlands limited partnership, completed a Joint Venture Agreement with Dabbagh Group Holding Company Limited ("Dabbagh"), a Saudi Arabia corporation and National Scientific Company Limited ("NSC"), a Saudi Arabia limited liability company and a subsidiary of Dabbagh, referred to herein as the Flexible Packaging JV. The joint venture owns the operations in the Flexible Products & Services segment, with the exception of the North American multi-wall bag business. Greif Supra and NSC have equal economic interests in the joint venture, notwithstanding the actual ownership interests in the various legal entities. All investments, loans and capital injections are shared 50 percent by Greif and the Dabbagh entities. Greif has deemed this joint venture to be a VIE based on the criteria outlined in ASC 810. Greif exercises management control over this joint venture and is the primary beneficiary due to supply agreements and broader packaging industry customer risks and rewards. Therefore, Greif has fully consolidated the operations of this joint venture as of the formation date of September 29, 2010 and has reported Dabbagh's share in the profits and losses in this joint venture as from this date on the Company's income statement under net income attributable to noncontrolling interests.

The Company has consolidated the assets and liabilities of STA Timber LLC ("STA Timber") in accordance with ASC 810 which was involved in the transactions described in Note 8. Because STA Timber is a separate and distinct legal entity from Greif, Inc. and its other subsidiaries, the assets of STA Timber are not available to satisfy the liabilities and obligations of these entities and the liabilities of STA Timber are not liabilities or obligations of these entities. The Company has also consolidated the assets and liabilities of the buyer-sponsored purpose entity described in Note 8 (the "Buyer SPE") involved in that transaction as a result of ASC 810. However, because the Buyer SPE is a separate and distinct legal entity from Greif, Inc. and its other subsidiaries, the assets of the Buyer SPE are not available to satisfy the liabilities and obligations of the Company, and the liabilities of the Buyer SPE are not liabilities or obligations of the Company.

Contingencies

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot currently be determined because of the considerable uncertainties that exist.

All lawsuits, claims and proceedings are considered by the Company in establishing reserves for contingencies in accordance with ASC 450, "Contingencies." In accordance with the provisions of ASC 450, the Company accrues for a litigation-related liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information known to the Company, the Company believes that its reserves for these litigation-related liabilities are reasonable and that the ultimate outcome of any pending matters is not likely to have a material adverse effect on the Company's financial position or results of operations.

Environmental Cleanup Costs

The Company accounts for environmental clean up costs in accordance with ASC 450. The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernable. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs.

Self-Insurance

The Company is self-insured for certain of the claims made under its employee medical and dental insurance programs. The Company had recorded liabilities totaling $2.9 million and $2.6 million for estimated costs related to outstanding claims as of October 31, 2011 and 2010, respectively. These costs include an estimate for expected settlements on pending claims, administrative fees and an estimate for claims incurred but not reported. These estimates are based on management's assessment of outstanding claims, historical analyses and current payment trends. The Company recorded an estimate for the claims incurred but not reported using an estimated lag period based upon historical information. This lag period assumption has been consistently applied for the periods presented. If the lag period was hypothetically adjusted by a period equal to a half month, the impact on earnings would be approximately $0.7 million. However, the Company believes the reserves recorded are adequate based upon current facts and circumstances.

The Company has certain deductibles applied to various insurance policies including general liability, product, auto and workers' compensation. Deductible liabilities are insured through the Company's captive insurance subsidiary, which had recorded liabilities totaling $15.3 million and $15.6 million for anticipated costs related to general liability, product, auto and workers' compensation as of October 31, 2011 and 2010, respectively. These costs include an estimate for expected settlements on pending claims, defense costs and an estimate for claims incurred but not reported. These estimates are based on the Company's assessment of outstanding claims, historical analysis, actuarial information and current payment trends.

Income Taxes

Income taxes are accounted for under ASC 740, "Income Taxes." In accordance with ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as measured by enacted tax rates that are expected to be in effect in the periods when the deferred tax assets and liabilities are expected to be settled or realized. Valuation allowances are established where expected future taxable income does not support the realization of the deferred tax assets.

The Company's effective tax rate is based on income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions.

Tax benefits from uncertain tax position are recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Company's effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate as well as related interest and penalties.

A number of years may elapse before a particular matter, for which the Company has established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the Company's cash. Favorable resolution would be recognized as a reduction to the Company's effective tax rate in the period of resolution.

Restructuring Charges

The Company accounts for all exit or disposal activities in accordance with ASC 420, "Exit or Disposal Cost Obligations." Under ASC 420, a liability is measured at its fair value and recognized as incurred.

Employee-related costs primarily consist of one-time termination benefits provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods. A one-time benefit arrangement is an arrangement established by a plan of termination that applies for a specified termination event or for a specified future period. A one-time benefit arrangement exists at the date the plan of termination meets all of the following criteria and has been communicated to employees:

(1) Management, having the authority to approve the action, commits to a plan of termination.

(2) The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date.

(3) The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated.

(4) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Facility exit and other costs consist of accelerated depreciation, equipment relocation costs, project consulting fees and costs associated with restructuring the Company's delivery of information technology infrastructure services. A liability for other costs associated with an exit or disposal activity shall be recognized and measured at its fair value in the period in which the liability is incurred (generally, when goods or services associated with the activity are received). The liability shall not be recognized before it is incurred, even if the costs are incremental to other operating costs and will be incurred as a direct result of a plan.

Pension and Postretirement Benefits

Under ASC 715, "Compensation—Retirement Benefits," employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of the net periodic benefit cost.

Transfer and Service of Assets

An indirect wholly-owned subsidiary of Greif, Inc. agrees to sell trade receivables meeting certain eligibility requirements that it had purchased from other indirect wholly-owned subsidiaries of Greif, Inc., under a non-U.S. factoring agreement. The structure of the transactions provide for a legal true sale, on a revolving basis, of the receivables transferred from the various Greif, Inc. subsidiaries to the respective banks or their affiliates. The banks and their affiliates fund an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 75 percent to 90 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, the Company removes from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of ASC 860, "Transfers and Servicing," and continues to recognize the deferred purchase price in its accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the banks between settlement dates.

Stock-Based Compensation Expense

The Company recognizes stock-based compensation expense in accordance with ASC 718, "Compensation—Stock Compensation." ASC 718 requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options, restricted stock, restricted stock units and participation in the Company's employee stock purchase plan.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the Company's consolidated statements of income over the requisite service periods. No options were granted in 2011, 2010, or 2009. For any options granted in the future, compensation expense will be based on the grant date fair value estimated in accordance with the standard. During 2011 an officer of the Company received a restricted stock award as part of the terms of his initial employment arrangement. There was no share-based compensation expense recognized under the standard for 2010 or 2009.

The Company uses the straight-line single option method of expensing stock options to recognize compensation expense in its consolidated statements of income for all share-based awards. Because share-based compensation expense is based on awards that are ultimately expected to vest, share-based compensation expense will be reduced to account for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Revenue Recognition

The Company recognizes revenue when title passes to customers or services have been rendered, with appropriate provision for returns and allowances. Revenue is recognized in accordance with ASC 605, "Revenue Recognition."

Timberland disposals, timber and special use property revenues are recognized when closings have occurred, required down payments have been received, title and possession have been transferred to the buyer, and all other criteria for sale and profit recognition have been satisfied.

The Company reports the sale of surplus and HBU property in our consolidated statements of income under "gain on disposals of properties, plants and equipment, net" and reports the sale of development property under "net sales" and "cost of products sold." All HBU and development property, together with surplus property, is used by the Company to productively grow and sell timber until the property is sold.

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees and costs in cost of products sold.

Other Expense, Net

Other expense, net primarily represents non-United States trade receivables program fees, currency translation and remeasurement gains and losses and other infrequent non-operating items.

Currency Translation

In accordance with ASC 830, "Foreign Currency Matters," the assets and liabilities denominated in a foreign currency are translated into United States dollars at the rate of exchange existing at year-end, and revenues and expenses are translated at average exchange rates.

The cumulative translation adjustments, which represent the effects of translating assets and liabilities of the Company's international operations, are presented in the consolidated statements of changes in shareholders' equity in accumulated other comprehensive income (loss). The transaction gains and losses are credited or charged to income. The amounts included in other expense, net related to transaction gains and (losses), net of tax were ($4.7) million, $0.1 million and ($0.1) million in 2011, 2010 and 2009, respectively.

Derivative Financial Instruments

In accordance with ASC 815, "Derivatives and Hedging," the Company records all derivatives in the consolidated balance sheet as either assets or liabilities measured at fair value. Dependent on the designation of the derivative instrument, changes in fair value are recorded to earnings or shareholders' equity through other comprehensive income (loss).

The Company uses interest rate swap agreements for cash flow hedging purposes. For derivative instruments that hedge the exposure of variability in interest rates, designated as cash flow hedges, the effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Interest rate swap agreements that hedge against variability in interest rates effectively convert a portion of floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The Company uses the "variable cash flow method" for assessing the effectiveness of these swaps. The effectiveness of these swaps is reviewed at least every quarter. Hedge ineffectiveness has not been material during any of the years presented herein.

The Company enters into currency forward contracts to hedge certain currency transactions and short-term intercompany loan balances with its international businesses. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market value as of each balance sheet date, with the resulting changes in fair value being recognized in other comprehensive income (loss).

The Company uses derivative instruments to hedge a portion of its natural gas. These derivatives are designated as cash flow hedges. The effective portion of the net gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction affects earnings.

Any derivative contract that is either not designated as a hedge, or is so designated but is ineffective, is adjusted to market value and recognized in earnings immediately. If a cash flow or fair value hedge ceases to qualify for hedge accounting, the contract would continue to be carried on the balance sheet at fair value until settled and future adjustments to the contract's fair value would be recognized in earnings immediately. If a forecasted transaction were no longer probable to occur, amounts previously deferred in accumulated other comprehensive income (loss) would be recognized immediately in earnings.

Fair Value

The Company uses ASC 820, "Fair Value Measurements and Disclosures" to account for fair value. ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Additionally, this standard established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair values are as follows:

- Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets and liabilities:
- Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities. For derivative instruments, the Company uses interest rates, LIBOR curves, commodity rates, and foreign currency futures when assessing fair value.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Newly Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") amended ASC 860, "Transfers and Servicing." The amendment to ASC 860 requires an enterprise to evaluate whether the transaction is legally isolated from the Company and whether the results of the transaction are consolidated within the consolidated financial statements. The Company adopted the new guidance beginning November 1, 2010, and the adoption of the new guidance did not impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

In June 2009, the FASB amended ASC 810, "Consolidation." The amendment to ASC 810 changed the methodology for determining the primary beneficiary of a variable interest entity ("VIE") from a quantitative risk and rewards based model to a qualitative determination. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. Accordingly, the Company reevaluated its previous ASC 810 conclusions, including (1) whether an entity is a VIE, (2) whether the enterprise is the VIE's primary beneficiary, and (3) what type of financial statement disclosures are required. The Company adopted the new guidance beginning November 1, 2010, and the adoption of the new guidance did not impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

Recently Issued Accounting Standards

Effective July 1, 2009, changes to the ASC are communicated through an Accounting Standards Update ("ASU"). As of October 31, 2011, the FASB has issued ASU's 2009-01 through 2011-09. The Company reviewed each ASU and determined that they will not have a material impact on the Company's financial position, results of operations or cash flows, other than related disclosures.

In December 2010, the FASB issued ASU 2010-29 "Business Combinations: Disclosure of supplementary pro forma information for business combinations." The amendment to ASC 805 "Business Combinations" requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as through the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The Company will adopt the new guidance beginning November 1, 2011, and the adoption of the new guidance will not impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

In June 2011, the FASB issued ASU 2011-05 "Comprehensive Income: Presentation of comprehensive income." The amendment to ASC 220 "Comprehensive Income" requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The Company will adopt the new guidance beginning November 1, 2011, and the adoption of the new guidance will not impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

NOTE 2—ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

The following table summarizes the Company's acquisition activity in 2011 and 2010 (Dollars in thousands).

Segment	# of Acquisitions	Purchase Price, net of Cash	Revenue	Operating Profit	Tangible Assets, net	Intangible Assets	Goodwill
Total 2011 Acquisitions	8	$344,914	$122,470	$ 6,083	$119,745	$76,083	$287,885
Total 2010 Acquisitions	12	$176,156	$268,443	$19,042	$109,038	$49,601	$129,500

Note: Purchase price, net of cash acquired, does not factor payments for earn-out provisions on prior acquisitions. Revenue and operating profit represent activity only in the year of acquisition. Goodwill in 2010 excludes an immaterial acquisition in our Land Management segment.

During 2011, the Company completed eight acquisitions, all in the Rigid Industrial Packaging and Services segment: four European companies acquired in February, May, July and August; two joint ventures entered into in February and August in North America and Asia Pacific, respectively; the acquisition of the remaining outstanding minority shares from a 2008 acquisition in South America; and the acquisition of additional shares of a company in North America that was a consolidated subsidiary as of October 31, 2011.

The rigid industrial packaging acquisitions are expected to complement the Company's existing product lines that together will provide growth opportunities and economies of scale. The estimated fair value of the net tangible assets acquired was $119.7 million. This does not include any liabilities for deferred purchase payments. Identifiable intangible assets, with a combined fair value of $76.1 million, including trade names, customer relationships and certain non-compete agreements, have been recorded for these acquisitions. The excess of the purchase prices over the estimated fair values of the net tangible and intangible assets acquired of $287.9 million was recorded as goodwill.

During 2011 there were no divestitures.

During 2010, the Company completed twelve acquisitions consisting of seven rigid industrial packaging companies and five flexible products companies and made a contingent purchase price related to a 2007 acquisition. The seven rigid industrial packaging companies consisted of a European company purchased in November 2009, an Asian company purchased in June 2010, a North American drum reconditioning company purchased in July, a North American drum reconditioning company purchased in August 2010, one European company purchased in August 2010, a 51 percent interest in a Middle Eastern company purchased in September 2010 and a South American company purchased in September 2010. The five flexible products companies acquired conduct business throughout Europe, Asia and North America and were acquired in February, June, August and September 2010. The aggregate purchase price in the table above includes approximately $98.2 million received from the Flexible Packaging JV partner relating to their investment in the Flexible Packaging JV and reimbursement of certain costs. The five flexible products companies were contributed to a joint venture on September 29, 2010 which was accounted for in accordance with ASC 810. Greif owns 50 percent of this joint venture but maintains management control. The rigid industrial packaging acquisitions are expected to complement the Company's existing product lines that together will provide growth opportunities and economies of scale. The drum reconditioning, within our rigid industrial packaging acquisitions, and flexible products acquisitions expand the Company's product and service offerings. The estimated fair value of the net tangible assets acquired was $109.0 million. Identifiable intangible assets, with a combined fair value of $49.6 million, including trade-names, customer relationships, and certain non-compete agreements, have been recorded for these acquisitions. The excess of the purchase prices over the estimated fair values of the net tangible and intangible assets acquired of $129.5 million was recorded as goodwill. Certain business combinations that occurred at or near year end have been recorded with provisional estimates for fair value based on management's best estimate.

During 2010, we sold specific Paper Packaging segment assets and facilities in North America. The net gain from these sales was immaterial.

The Company's 2011 and 2010 acquisitions were made to obtain technologies, patents, equipment, customer lists and access to markets. All of the 2011 and 2010 acquisitions were of companies not listed on a stock exchange or not otherwise publicly traded or not required to provide public financial information. Pro-forma results of operations for the years ended October 31, 2011 and October 31, 2010 were not materially different from reported results and, consequently, are not presented.

NOTE 3—SALE OF NON-UNITED STATES ACCOUNTS RECEIVABLE

Pursuant to the terms of a Receivable Purchase Agreement (the "RPA") between Greif Coordination Center BVBA, an indirect wholly-owned subsidiary of Greif, Inc., and a major international bank, the seller agreed to sell trade receivables meeting certain eligibility requirements that seller had purchased from other indirect wholly-owned subsidiaries of Greif, Inc., including Greif Belgium BVBA, Greif Germany GmbH, Greif Nederland BV, Greif Packaging Belgium NV, Greif Spain SA, Greif Sweden AB, Greif Packaging Norway AS, Greif Packaging France, SAS, Greif Packaging Spain SA, Greif Portugal Lda and Greif UK Ltd, under discounted receivables purchase agreements and from Greif France SAS under a factoring agreement. This agreement is amended from time to time to add additional Greif entities. In addition, Greif Italia S.P.A., also an indirect wholly-owned subsidiary of Greif, Inc., entered into the Italian Receivables Purchase Agreement with the Italian branch of the major international bank (the "Italian RPA") agreeing to sell trade receivables that meet certain eligibility criteria to the Italian branch of the major international bank. The Italian RPA is similar in structure and terms as the RPA. The maximum amount of receivables that may be financed under the RPA and the Italian RPA is €115 million ($162.7 million) as of October 31, 2011.

In October 2007, Greif Singapore Pte. Ltd., an indirect wholly-owned subsidiary of Greif, Inc., entered into the Singapore Receivable Purchase Agreement (the "Singapore RPA") with a major international bank. The maximum amount of aggregate receivables that may be sold under the Singapore RPA is 15.0 million Singapore Dollars ($12.0 million) as of October 31, 2011.

In October 2008, Greif Embalagens Industrialis Do Brasil Ltda., an indirect wholly-owned subsidiary of Greif, Inc., entered into agreements (the "Brazil Agreements") with Brazilian banks. As of October 31, 2011, there were no more sales of trade receivables under this agreement.

In May 2009, Greif Malaysia Sdn Bhd., an indirect wholly-owned Malaysian subsidiary of Greif, Inc., entered into the Malaysian Receivables Purchase Agreement (the "Malaysian Agreement") with Malaysian banks. The maximum amount of the aggregate receivables that may be sold under the Malaysian Agreement is 15.0 million Malaysian Ringgits ($4.8 million) as of October 31, 2011.

The structure of the transactions provide for a legal true sale, on a revolving basis, of the receivables transferred from the various Greif, Inc. subsidiaries to the respective banks. The bank funds an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 75 percent to 90 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, the Company removes from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of ASC 860, "Transfers and Servicing", and continues to recognize the deferred purchase price in its accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the banks between settlement dates.

As of October 31, 2011 and October 31, 2010, €105.4 million ($149.2 million) and €117.6 million ($162.9 million), respectively, of accounts receivable were sold under the RPA and Italian RPA.

As of October 31, 2011 and October 31, 2010, 12.2 million Singapore Dollars ($9.8 million) and 6.7 million Singapore Dollars ($5.4 million), respectively, of accounts receivable were sold under the Singapore RPA.

As of October 31, 2011 there were no accounts receivable sold and, 11.7 million Brazilian Reais ($6.9 million) of accounts receivable were sold under the Brazil Agreements as of October 31, 2010.

As of October 31, 2011 and October 31, 2010, 12.6 million Malaysian Ringgits ($4.1million) and 6.3 million Malaysian Ringgits ($2.0 million), respectively, of accounts receivable were sold under the Malaysian Agreement.

Expenses associated with the RPA and Italian RPA totaled €3.1 million ($4.3 million), €2.9 million ($3.9 million) and €3.7 million ($5.5 million) for the year ended October 31, 2011, 2010 and 2009, respectively.

Expenses associated with the Singapore RPA totaled 0.4 million Singapore Dollars ($0.3 million), 0.4 million Singapore Dollars ($0.3 million) and 0.3 million Singapore Dollars ($0.2 million) for the year ended October 31, 2011, 2010 and 2009, respectively.

Expenses associated with the Brazil Agreements totaled 2.8 million Brazilian Reais ($1.7 million), 4.4 million Brazilian Reais ($2.5 million) and 1.3 million Brazilian Reais ($0.8 million) for the year ended October 31, 2011, 2010 and 2009, respectively.

Expenses associated with the Malaysian Agreement totaled 0.7 million Malaysian Ringgits ($0.2 million), 0.4 million Malaysian Ringgits ($0.1 million) and 0.2 million Malaysian Ringgits ($0.1 million) for the year ended October 31, 2011, 2010 and 2009, respectively.

Additionally, the Company performs collections and administrative functions on the receivables sold similar to the procedures it uses for collecting all of its receivables, including receivables that are not sold under the RPA, the Italian RPA, the Singapore RPA, the Brazil Agreements, and the Malaysian Agreement. The servicing liability for these receivables is not material to the consolidated financial statements.

NOTE 4—INVENTORIES

The inventories are comprised as follows as of October 31 for each year (Dollars in thousands):

	2011	2010
Finished goods	$105,461	$ 92,469
Raw materials and work-in process	327,057	304,103
	$432,518	$396,572

NOTE 5—NET ASSETS HELD FOR SALE

As of October 31, 2011 there were seven locations in the Rigid Industrial Packaging & Services segment with assets held for sale. During 2011, the Company sold seven locations, added four locations and placed six locations back in service for purposes of GAAP and resumed depreciation. As a result of placing six locations back in service in 2011, the 2010 consolidated balance sheet has been reclassified for such locations to conform to the current year presentation. The net assets held for sale are being marketed for sale and it is the Company's intention to complete the facility sales within the upcoming year. In 2011, there were sales in the Rigid Industrial Packaging & Services segment which resulted in a $3.2 million gain, sales in the Paper Packaging segment which resulted in a $0.9 million gain, sales in the Land Management segment of HBU and surplus properties which resulted in a $11.4 million gain and sales of other miscellaneous equipment which resulted in a $0.6 million loss.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

The Company reviews goodwill and indefinite-lived intangible assets for impairment as required by ASC 350, "Intangibles—Goodwill and Other", either annually or when events and circumstances indicate an impairment may have occurred. The Company's business segments have been identified as reporting units, which contain goodwill and indefinite-lived intangibles that are assessed for impairment. A reporting unit is the operating segment, or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Company has concluded that no impairment exists at this time. The following table summarizes the changes in the carrying amount of goodwill by segment for the year ended October 31, 2011 and 2010 (Dollars in thousands):

	Rigid Industrial Packaging & Services	Flexible Products & Services	Paper Packaging	Land Management	Total
Balance at October 31, 2009	$530,717	$ —	$61,400	$ —	$ 592,117
Goodwill acquired	51,655	75,656	—	150	127,461
Goodwill adjustments	(6,316)	—	(747)	—	(7,063)
Currency translation	(5,395)	2,605	—	—	(2,790)
Balance at October 31, 2010	$570,661	$78,261	$60,653	$150	$ 709,725
Goodwill acquired	287,885	—	—	—	287,885
Goodwill adjustments	9,807	(1,779)	(997)	—	7,031
Currency translation	(1,432)	1,666	—	—	234
Balance at October 31, 2011	$866,921	$78,148	$59,656	$150	$1,004,875

The goodwill acquired during 2011 of $287.9 million consisted of preliminary goodwill related to acquisitions in the Rigid Industrial Packaging & Services segment. Goodwill from prior year acquisitions has been adjusted to properly reflect tax valuation allowances in our Rigid Industrial Packaging & Services.

The goodwill adjustments during 2011 increased goodwill by a net amount of $7.0 million related to the finalization of purchase price allocation of prior year acquisitions. Certain business combinations that occurred at or near year end were recorded with provisional estimates for fair value based on management's best estimate.

The goodwill acquired during 2010 of $127.5 million consisted of preliminary goodwill related to acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments. Goodwill from prior year acquisitions has been adjusted to properly reflect tax valuation allowances in our Rigid Industrial Packaging & Services.

The details of other intangible assets by class as of October 31, 2011 and October 31, 2010 are as follows (Dollars in thousands):

	Gross	Accum	Net
2011			
Trademarks and patents	47,419	17,422	29,997
Non-compete agreements	22,743	8,953	13,790
Customer Relationships	183,015	22,449	160,566
Other	33,132	7,695	25,437
	286,309	56,519	229,790

	Gross	Accum	Net
2010			
Trademarks and patents	41,040	15,346	25,694
Non-compete agreements	20,456	7,774	12,682
Customer Relationships	146,568	20,528	126,040
Other	14,582	5,759	8,823
	222,647	49,408	173,239

Gross intangible assets increased by $63.7 million for the year ended October 31, 2011. The increase in gross intangible assets consisted of $0.3 million in final purchase price allocations related to the 2010 acquisitions in the Flexible Products & Services segment and $63.4 million in purchase price allocations substantially related to 2011 acquisitions in the Rigid Industrial Packaging & Services and other miscellaneous items. As a result of impairment in certain intangible assets in the Flexible Products & Services segment in 2011, the 2010 consolidated balance sheet has been reclassified for such locations to conform to the current year presentation. Amortization expense was $18.6 million, $14.4 million and $11.0 million for 2011, 2010 and 2009, respectively. Amortization expense for the next five years is expected to be $26.3 million in 2012, $24.1 million in 2013, $23.2 million in 2014, $22.1 million in 2015 and $21.4 million in 2016.

All intangible assets for the periods presented are subject to amortization and are being amortized using the straight-line method over periods that range from three to 15 years for trade names, two to ten years for non-competes, one to 23 for customer relationships and four to 20 for other intangibles, except for $17.5 million related to the Tri-Sure trademark and the trade names related to Blagden Express, Closed-loop, Box Board, and Fustiplast, all of which have indefinite lives.

NOTE 7—RESTRUCTURING CHARGES

The following is a reconciliation of the beginning and ending restructuring reserve balances for the years ended October 31, 2011, 2010 and 2009 (Dollars in thousands):

	Cash Charges		Non-cash Charges		
	Employee Separation Costs	Other costs	Asset Impairments	Inventory Write-down	Total
Balance at October 31, 2009	$ 9,239	$ 6,076	$ —	$ —	$ 15,315
Costs incurred and charged to expense	13,744	10,086	2,916	131	26,877
Costs paid or otherwise settled	(10,315)	(8,592)	(2,916)	(131)	(21,954)
Balance at October 31, 2010	$ 12,668	$ 7,570	$ —	$ —	$ 20,238
Costs incurred and charged to expense	13,360	12,662	4,474	—	30,496
Costs paid or otherwise settled	(14,213)	(12,617)	(4,297)	—	(31,127)
Balance at October 31, 2011	$ 11,815	$ 7,615	$ 177	$ —	$ 19,607

The focus for restructuring activities in 2011 was on integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments as well as the implementation of certain cost-cutting measures. During 2011, the Company recorded restructuring charges of $30.5 million, consisting of $13.3 million in employee separation costs, $4.5 million in asset impairments and $12.7 million in other restructuring costs, primarily consisting of lease termination costs ($3.5 million), professional fees ($1.9 million), relocation costs ($2.2 million) and other costs ($5.1 million). Two plants in the Rigid Industrial Packaging & Services segment were closed. There were a total of 257 employees severed throughout 2011 as part of the Company's restructuring efforts.

The following is a reconciliation of the total amounts expected to be incurred from open restructuring plans which are anticipated to be realized in 2012 or plans that are being formulated and have not been announced as of the date of this From 10-K (Dollars in thousands):

	Amounts expected to be incurred	Amounts Incurred in 2011	Amounts remaining to be incurred
Rigid Industrial Packaging & Services:			
Employee separation costs	$11,874	$ 9,538	$ 2,336
Asset impairments	4,395	4,395	—
Other restructuring costs	17,868	10,121	7,747
	34,137	24,054	10,083
Flexible Products & Services:			
Employee separation costs	4,872	4,513	359
Asset impairments	44	44	—
Other restructuring costs	2,342	2,342	—
	7,258	6,899	359
Paper Packaging:			
Employee separation costs	—	(685)	—
Asset impairments	35	35	—
Other restructuring costs	199	199	—
	234	(451)	—
Land Management:			
Employee separation costs	—	(6)	—
	$41,629	$30,496	$10,442

The gain recognized within the Paper Packaging segment reflects actual expenditures being less than originally estimated for completed restructuring activities.

The focus for restructuring activities in 2010 was on integration of recent acquisitions in the Rigid Industrial Packaging & Services and Flexible Products & Services segments. During 2010, the Company recorded restructuring charges of $26.7 million, consisting of $13.7 million in employee separation costs, $2.9 million in asset impairments, $2.4 million in professional fees and $7.7 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. In addition, the Company recorded $0.1 million in restructuring-related inventory charges in cost of products sold. Seven plants in the Rigid Industrial Packaging & Services segment, one plant in the Flexible Products & Services segment and two plants in the Paper Packaging segment were closed. There were a total of 232 employees severed throughout 2010 as part of the Company's restructuring efforts.

The focus for restructuring activities in 2009 was on business realignment to address the adverse impact resulting from the global economic downturn and further implementation of the Greif Business System and specific contingency actions. During 2009, the Company recorded restructuring charges of $66.6 million, consisting of $28.4 million in employee separation costs, $19.6 million in asset impairments, $0.3 million in professional fees, and $18.3 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. In addition, the Company recorded $10.8 million in restructuring-related inventory charges in costs of products sold. Nineteen plants in the Rigid Industrial Packaging & Services segment were closed. There were a total of 1,294 employees severed throughout 2009 as part of the Company's restructuring efforts. Within the Paper Packaging segment, the Company recorded a reversal of severance expense in the amount of $2.1 million related to the actual costs being less as a result of fewer employees being served in connection with the sale of assets and closure of operations.

NOTE 8—SIGNIFICANT NONSTRATEGIC TIMBERLAND TRANSACTIONS AND CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Company evaluates whether an entity is a VIE whenever reconsideration events occur and performs reassessments of all VIE's quarterly to determine if the primary beneficiary status is appropriate. The Company consolidates VIE's for which it is the primary beneficiary. If the Company is not the primary beneficiary and an ownership interest is held, the VIE is accounted for under the equity or cost methods of accounting. When assessing the determination of the primary beneficiary, the Company considers all relevant facts and circumstances, including: the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE. One of the companies acquired in 2011 is considered a VIE. However, because the Company is not the primary beneficiary, the Company will report its ownership interest in this acquired company using the equity method of accounting.

Significant Nonstrategic Timberland Transactions

On March 28, 2005, Soterra LLC (a wholly owned subsidiary) entered into two real estate purchase and sale agreements with Plum Creek Timberlands, L.P. ("Plum Creek") to sell approximately 56,000 acres of timberland and related assets located primarily in Florida for an aggregate sales price of approximately $90 million, subject to closing adjustments. In connection with the closing of one of these agreements, Soterra LLC sold approximately 35,000 acres of timberland and associated assets in Florida, Georgia and Alabama for $51.0 million, resulting in a pretax gain of $42.1 million, on May 23, 2005. The purchase price was paid in the form of cash and a $50.9 million purchase note payable (the "Purchase Note") by an indirect subsidiary of Plum Creek (the "Buyer SPE"). Soterra LLC contributed the Purchase Note to STA Timber LLC ("STA Timber"), one of the Company's indirect wholly owned subsidiaries. The Purchase Note is secured by a Deed of Guarantee issued by Bank of America, N.A., London Branch, in an amount not to exceed $52.3 million (the "Deed of Guarantee"), as a guarantee of the due and punctual payment of principal and interest on the Purchase Note.

The Company completed the second phase of these transactions in the first quarter of 2006. In this phase, the Company sold 15,300 acres of timberland holdings in Florida for $29.3 million in cash, resulting in a pre-tax gain of $27.4 million. The final phase of this transaction, approximately 5,700 acres sold for $9.7 million in 2006 which resulted in a pre-tax gain of $9.0 million.

On May 31, 2005, STA Timber issued in a private placement its 5.20% Senior Secured Notes due August 5, 2020 (the "Monetization Notes") in the principal amount of $43.3 million. In connection with the sale of the Monetization Notes, STA Timber entered into note purchase agreements with the purchasers of the Monetization Notes (the "Note Purchase Agreements") and related documentation. The Monetization Notes are secured by a pledge of the Purchase Note and the Deed of Guarantee. The Monetization Notes may be accelerated in the event of a default in payment or a breach of the other obligations set forth therein or in the Note Purchase Agreements or related documents, subject in certain cases to any applicable cure periods, or upon the occurrence of certain insolvency or bankruptcy related events. The Monetization Notes are subject to a mechanism that may cause them, subject to certain conditions, to be extended to November 5, 2020. The proceeds from the sale of the Monetization Notes were primarily used for the repayment of indebtedness. Greif, Inc. and its other subsidiaries have not extended any form of guaranty of the principal or interest on the Monetization Notes. Accordingly, Greif, Inc. and its other subsidiaries will not become directly or contingently liable for the payment of the Monetization Notes at any time.

The Buyer SPE is deemed to be a VIE since the assets of the Buyer SPE are not available to satisfy the liabilities of the Buyer SPE. The Buyer SPE is a separate and distinct legal entity from the Company, but the Company is the primary beneficiary because it has (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result, Buyer SPE has been consolidated into the operations of the Company.

As of October 31, 2011 and 2010, assets of the Buyer SPE consisted of $50.9 million of restricted bank financial instruments. For the years ended October 31, 2011 and 2010, the Buyer SPE recorded interest income of $2.4 million, respectively.

As of October 31, 2011 and 2010, STA Timber had long-term debt of $43.3 million. For the years ended October 31, 2011 and 2010, STA Timber recorded interest expense of $2.2 million, respectively. STA Timber is exposed to credit-related losses in the event of nonperformance by the issuer of the Deed of Guarantee.

Flexible Products Joint Venture

On September 29, 2010, Greif, Inc. and its indirect subsidiary Greif International Holding Supra C.V. ("Greif Supra,") formed a joint venture (referred to herein as the "Flexible Products JV") with Dabbagh Group Holding Company Limited and its subsidiary National Scientific Company Limited ("NSC"). The Flexible Products JV owns the operations in the Flexible Products & Services segment, with the exception of the North American multi-wall bag business. The Flexible Products JV has been consolidated into the operations of the Company as of its formation date of September 29, 2010.

The Flexible Products JV is deemed to be a VIE since the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The Company is the primary beneficiary because it has (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The economic and business purpose underlying the Flexible Products JV is to establish a global industrial flexible products enterprise through a series of targeted acquisitions and major investments in plant, machinery and equipment. All entities contributed to the Flexible Products JV were existing businesses acquired by Greif Supra and that were reorganized under Greif Flexibles Asset Holding B.V. and Greif Flexibles Trading Holding B.V. ("Asset Co." and "Trading Co."), respectively. The Company has 51 percent ownership in Trading Co. and 49 percent ownership in Asset Co. However, Greif Supra and NSC have equal economic interests in the Flexible Products JV, notwithstanding the actual ownership interests in the various legal entities.

All investments, loans and capital contributions are to be shared equally by Greif Supra and NSC and each partner has committed to contribute capital of up to $150 million and obtain third party financing for up to $150 million as required.

The following table presents the Flexible Products JV total net assets (Dollars in thousands):

October 31, 2011	Asset Co.	Trading Co.	Flexible Products JV
Total assets	$192,977	$171,261	$364,238
Total liabilities	78,917	57,195	136,112
Net assets	$114,060	$114,066	$228,126

October 31, 2010	Asset Co.	Trading Co.	Flexible Products JV
Total assets	$187,727	$166,956	$354,683
Total liabilities	79,243	65,033	144,276
Net assets	$108,484	$101,923	$210,407

Net income (loss) attributable to the non controlling interest in the Flexible Products JV for the years ended October 31, 2011 and 2010 was ($5.3) million and ($1.1) million, respectively and was added to net income to arrive at net income attributable to the Company.

NOTE 9—LONG-TERM DEBT

Long-term debt is summarized as follows (Dollars in thousands):

	October 31, 2011	October 31, 2010
Credit Agreement	$ 355,447	$273,700
Senior Notes due 2017	302,853	303,396
Senior Notes due 2019	242,932	242,306
Senior Notes due 2021	280,206	—
Trade accounts receivable credit facility	130,000	135,000
Other long-term debt	46,200	11,187
	1,357,638	965,589
Less current portion	(12,500)	(12,523)
Long-term debt	$1,345,138	$953,066

Credit Agreement

On October 29, 2010, the Company obtained a $1.0 billion senior secured credit facility pursuant to an Amended and Restated Credit Agreement with a syndicate of financial institutions (the "Credit Agreement"). The Credit Agreement provides for a $750 million revolving multicurrency credit facility and a $250 million term loan, both expiring October 29, 2015, with an option to add $250 million to the facilities with the agreement of the lenders. The $250 million term loan is scheduled to amortize by $3.1 million each quarter-end for the first eight quarters, $6.3 million each quarter-end for the next eleven quarters and the remaining balance due on the maturity date.

The Credit Agreement is available to fund ongoing working capital and capital expenditure needs, for general corporate purposes and to finance acquisitions. Interest is based on a Eurodollar rate or a base rate that resets periodically plus a calculated margin amount. As of October 31, 2011, $355.4 million was outstanding under the Credit Agreement. The current portion of the Credit Agreement was $12.5 million and the long-term portion was $342.9 million. The weighted average interest rate on the Credit Agreement was 2.15% for the year ended October 31, 2011. The actual interest rate on the Credit Agreement was 2.14% as of October 31, 2011.

The Credit Agreement contains financial covenants that require the Company to maintain a certain leverage ratio and a fixed charge coverage ratio. As of October 31, 2011, the Company was in compliance with these covenants.

Senior Notes due 2017

On February 9, 2007, the Company issued $300.0 million of 6.75% Senior Notes due February 1, 2017. Interest on these Senior Notes is payable semi-annually. Proceeds from the issuance of these Senior Notes were principally used to fund the purchase of previously outstanding 8.875% Senior Subordinated Notes in a tender offer and for general corporate purposes.

The fair value of these Senior Notes due 2017 was $317.9 million as of October 31, 2011 based upon quoted market prices. The Indenture pursuant to which these Senior Notes were issued contains certain covenants. As of October 31, 2011, the Company was in compliance with these covenants.

Senior Notes due 2019

On July 28, 2009, the Company issued $250.0 million of 7.75% Senior Notes due August 1, 2019. Interest on these Senior Notes is payable semi-annually. Proceeds from the issuance of Senior Notes were principally used for general corporate purposes, including the repayment of amounts outstanding under the Company's then existing revolving multicurrency credit facility, without any permanent reduction of the commitments thereunder.

The fair value of these Senior Notes due 2019 was $268.8 million at October 31, 2011 based upon quoted market prices. The Indenture pursuant to which these Senior Notes were issued contains certain covenants. As of October 31, 2011, the Company was in compliance with these covenants.

Senior Notes due 2021

On July 15, 2011, Greif, Inc.'s wholly-owned indirect Luxembourg subsidiary, Greif Luxembourg Finance S.C.A., issued €200.0 million of 7.375% Senior Notes due July 15, 2021. These Senior Notes are fully and unconditionally guaranteed on a senior basis by Greif, Inc. Interest on these Senior Notes is payable semi-annually. A portion of the proceeds from the issuance of these Senior Notes was used to repay non-U.S. borrowings under the credit agreement, without any permanent reduction of the commitments thereunder, and the remaining proceeds are available for general corporate purposes, including the financing of acquisitions.

The fair value of these Senior Notes due 2021 was $280.2 million as of October 31, 2011, based upon quoted market prices. The Indenture pursuant to which these Senior Notes were issued contains certain covenants. As of October 31, 2011, the Company was in compliance with these covenants.

United States Trade Accounts Receivable Credit Facility

On December 8, 2008, the Company entered into a trade accounts receivable credit facility with a financial institution. This facility was amended on September 19, 2011, which decreased the amount available to the borrowers from $135.0 million to $130.0 million and extended the termination date of the commitment to September 19, 2014. The credit facility is secured by certain of the Company's trade accounts receivable in the United States and bears interest at a variable rate based on the applicable base rate or other agreed-upon rate plus a margin amount (1.01% as of October 31, 2011). In addition, the Company can terminate the credit facility at any time upon five days prior written notice. A significant portion of the initial proceeds from this credit facility was used to pay the obligations under the previous trade accounts receivable credit facility, which was terminated. The remaining proceeds were and will be used to pay certain fees, costs and expenses incurred in connection with the credit facility and for working capital and general corporate purposes. As of October 31, 2011, there was $130.0 million outstanding under the credit facility. The agreement for this receivables financing facility contains financial covenants that require the Company to maintain the same leverage ratio and fixed charge coverage ratio as set forth in the Credit Agreement. As of October 31, 2011, the Company was in compliance with these covenants.

Greif Receivables Funding LLC ("GRF"), an indirect subsidiary of the Company, has participated in the purchase and transfer of receivables in connection with these credit facilities and is included in the Company's consolidated financial statements. However, because GRF is a separate and distinct legal entity from the Company and its other subsidiaries, the assets of GRF are not available to satisfy the liabilities and obligations of the Company and its other subsidiaries, and the liabilities of GRF are not the liabilities or obligations of the Company and its other subsidiaries. This entity purchases and services the Company's trade accounts receivable that are subject to this credit facility.

Other

In addition to the amounts borrowed under the Credit Agreement and proceeds from these Senior Notes and the United States Trade Accounts Receivable Credit Facility, as of October 31, 2011, the Company had outstanding other debt of $183.5 million, comprised of $46.2 million in long-term debt and $137.3 million in short-term borrowings, compared to other debt outstanding of $72.1 million, comprised of $11.2 million in long-term debt and $60.9 million in short-term borrowings, as of October 31, 2010.

As of October 31, 2011, the current portion of the Company's long-term debt was $12.5 million. Annual maturities, including the current portion, of long-term debt under the Company's various financing arrangements were $12.5 million in 2012, $71.2 million in 2013, $155.0 million in 2014, $292.9 million in 2015, $0.0 million in 2016 and $826.0 million thereafter. Cash paid for interest expense was $67.7 million, $65.3 million and $48.0 million in 2011, 2010 and 2009, respectively.

As of October 31, 2011 and 2010, the Company had deferred financing fees and debt issuance costs of $18.9 million and $21.4 million, respectively, which are included in other long-term assets.

NOTE 10—FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial Instruments

The Company uses derivatives from time to time to partially mitigate the effect of exposure to interest rate movements, exposure to currency fluctuations, and energy cost fluctuations. Under ASC 815, "Derivatives and Hedging," all derivatives are to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are recognized in either net income or in other comprehensive income, depending on the designated purpose of the derivative.

While the Company may be exposed to credit losses in the event of nonperformance by the counterparties to its derivative financial instrument contracts, its counterparties are established banks and financial institutions with high credit ratings. The Company has no reason to believe that such counterparties will not be able to fully satisfy their obligations under these contracts.

During the next twelve months, the Company expects to reclassify into earnings a net gain from accumulated other comprehensive gain of approximately $0.1 million after tax at the time the underlying hedge transactions are realized.

ASC 820, "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements for financial and non-financial assets and liabilities. Additionally, this guidance established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair values are as follows:

- Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Recurring Fair Value Measurements

The following table presents the fair values adjustments for those assets and (liabilities) measured on a recurring basis as of October 31, 2011 and 2010 (Dollars in thousands):

	October 31, 2011				October 31, 2010				Balance sheet Location
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	
Interest rate derivatives	$—	$ (339)	$—	$ (339)	$—	$(2,028)	$—	$(2,028)	Other long-term liabilities
Foreign exchange hedges	—	1,001	—	1,001	—	946	—	946	Other current assets
Foreign exchange hedges	—	(1,930)	—	(1,930)	—	(2,443)	—	(2,443)	Other current liabilities
Energy hedges	—	(126)	—	(126)	—	(288)	—	(288)	Other current liabilities
Total*	$—	$(1,394)	$—	$(1,394)	$—	$(3,813)	$—	$(3,813)	

* The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable, current liabilities and short-term borrowings as of October 31, 2011 and 2010 approximate their fair values because of the short-term nature of these items and are not included in this table.

Cross-Currency Interest Rate Swaps

The Company entered into a cross-currency interest rate swap agreement which was designated as a hedge of a net investment in a foreign operation. Under this swap agreement, the Company received interest semi-annually from the counterparties in an amount equal to a fixed rate of 6.75% on $200.0 million and paid interest in an amount equal to a fixed rate of 6.25% on €146.6 million. During 2010, the Company terminated this swap agreement, including any future cash flows. The termination of this swap agreement resulted in a cash benefit of $25.7 million ($15.8 million, net of tax) which is included within foreign currency translation adjustments.

Interest Rate Derivatives

The Company has interest rate swap agreements with various maturities through 2013. These interest rate swap agreements are used to manage the Company's fixed and floating rate debt mix. Under these agreements, the Company receives interest monthly from the counterparties based upon a designated London Interbank Offered Rate ("LIBOR") and pays interest based upon a designated fixed rate over the life of the swap agreements.

The Company has three interest rate derivatives (floating to fixed swap agreements recorded as cash flow hedges) with a total notional amount of $76.6 million. Under these swap agreements, the Company receives interest based upon a variable interest rate from the counterparties (weighted average of 0.27% as of October 31, 2011 and 0.26% as of October 31, 2010) and pays interest based upon a fixed interest rate (weighted average of 1.92% as of October 31, 2011 and 1.78% as of October 31, 2010). The other comprehensive loss on these interest rate derivatives was $0.3 million and $2.0 million as of October 31, 2011 and 2010, respectively.

In the first quarter of 2010, the Company entered into a $100.0 million fixed to floating swap agreement which was recorded as a fair value hedge. Under this swap agreement, the Company received interest from the counterparty based upon a fixed rate of 6.75% and paid interest based upon a variable rate on a semi-annual basis. In the third quarter of 2010, the Company terminated this swap agreement, including any future cash flows. The termination of this swap agreement resulted in a cash benefit of $3.6 million ($2.2 million, net of tax) which is included within long-term debt on the balance sheet.

Foreign Exchange Hedges

As of October 31, 2011, the Company had outstanding foreign currency forward contracts in the notional amount of $160.6 million (252.9 million as of October 31, 2010). The purpose of these contracts is to hedge the Company's exposure to foreign currency transactions and short-term intercompany loan balances in its international businesses. The fair value of these contracts as of October 31, 2011 resulted in a loss of $1.6 million recorded in the consolidated statements of operations and a gain of $0.7 million recorded in other comprehensive income. The fair value of similar contracts as of October 31, 2010 resulted in a gain of $0.8 million recorded in the consolidated statements of operations and a loss of $2.3 million recorded in other comprehensive income.

Energy Hedges

The Company has entered into certain cash flow agreements to mitigate its exposure to cost fluctuations in natural gas prices through October 31, 2011. Under these hedge agreements, the Company agrees to purchase natural gas at a fixed price. As of October 31, 2011, the notional amount of these hedges was $2.7 million ($2.4 million as of October 31, 2010). The other comprehensive loss on these agreements was $0.1 million as of October 31, 2011 and $0.3 million as of October 31, 2010. As a result of the high correlation between the hedged instruments and the underlying transactions, ineffectiveness has not had a material impact on the Company's consolidated statements of operations for the year ended October 31, 2011.

Other Financial Instruments

The estimated fair values of the Company's long-term senior notes were $866.8 million and $601.6 million compared to the carrying amounts of $825.9 million and $545.7 million as of October 31, 2011 and October 31, 2010, respectively. All of the Company's long-term debt is considered level 2. The current portion of the long-term debt was $12.5 million as of October 31, 2011 and 2010. The fair value of the Company's Credit Agreement and the United States Trade Accounts Receivable Credit Facility does not materially differ from carrying value as the Company's cost of borrowing is variable and approximates current borrowing rates. The fair values of the Company's long-term obligations are estimated based on either the quoted market prices for the same or similar issues or the current interest rates offered for debt of the same remaining maturities.

Non-Recurring Fair Value Measurements

Long-Lived Assets

As part of the Company's restructuring plans following current and future acquisitions, the Company may shut down manufacturing facilities during the next few years. The long-lived assets are considered level three assets which were valued based on bids received from third parties and using discounted cash flow analysis based on assumptions that the Company believes market participants would use. Key inputs included anticipated revenues, associated manufacturing costs, capital expenditures and discount, growth and tax rates. The Company recorded restructuring related expenses for the year ended October 31, 2011 of $4.5 million on long lived assets with net book values of $5.4 million.

Net Assets Held for Sale

Net assets held for sale are considered level two assets which include recent purchase offers, market comparables and/or data obtained from commercial real estate brokers. As of October 31, 2011, the Company recognized an impairment of $1.3 million related to net assets held for sale in our Rigid Industrial Packaging & Service Segment.

Goodwill and Long Lived Intangible Assets

On an annual basis or when events or circumstances indicate impairment may have occurred, the Company performs impairment tests for goodwill and intangibles as defined under ASC 350, "Intangibles-Goodwill and Other." In the third quarter of 2011, the Company recognized an impairment charge of $3.0 million related to the discontinued usage of certain trade names in our Flexible Products & Services segment. The Company concluded that no further impairment existed as of October 31, 2011.

Pension Plan Assets

On an annual basis we compare the asset holdings of our pension plan to targets established by the Company. The pension plan assets are categorized as either equity securities, debt securities, or other assets, which are all considered level 1 and level 2 fair value measurements. The typical asset holdings include:

- Mutual funds: Valued at the Net Asset Value "NAV" available daily in an observable market.

- Common collective trusts: Unit value calculated based on the observable NAV of the underlying investment.
- Pooled separate accounts: Unit value calculated based on the observable NAV of the underlying investment.
- The common collective trusts invest in an array of fixed income, debt and equity securities with various growth and preservation strategies. The trusts invest in long term bonds and large small capital stock.
- Government and corporate debt securities: Valued based on readily available inputs such as yield or price of bonds of comparable quality, coupon, maturity and type.

NOTE 11—STOCK-BASED COMPENSATION

Stock-based compensation is accounted for in accordance with ASC 718, "Compensation – Stock Compensation," which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the Company's consolidated statements of operations over the requisite service periods. The Company uses the straight-line single option method of expensing stock options to recognize compensation expense in its consolidated statements of operations for all share-based awards. Because share-based compensation expense is based on awards that are ultimately expected to vest, share-based compensation expense will be reduced to account for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No stock options were granted in 2011, 2010 or 2009. For any options granted in the future, compensation expense will be based on the grant date fair value estimated in accordance with the provisions of ASC 718.

In 2001, the Company adopted the 2001 Management Equity Incentive and Compensation Plan (the "2001 Plan"). The provisions of the 2001 Plan allow the awarding of incentive and nonqualified stock options and restricted and performance shares of Class A Common Stock to key employees. The maximum number of shares that may be issued each year is determined by a formula that takes into consideration the total number of shares outstanding and is also subject to certain limits. In addition, the maximum number of incentive stock options that will be issued under the 2001 Plan during its term is 5,000,000 shares.

Prior to 2001, the Company had adopted a Non-statutory Stock Option Plan (the "2000 Plan") that provides the discretionary granting of non-statutory options to key employees, and an Incentive Stock Option Plan (the "Option Plan") that provides the discretionary granting of incentive stock options to key employees and non-statutory options for non-employees. The aggregate number of the Company's Class A Common Stock options that may be granted under the 2000 Plan and Option Plan may not exceed 400,000 shares and 2,000,000 shares, respectively.

Under the terms of the 2001 Plan, the 2000 Plan and the Option Plan, stock options may be granted at exercise prices equal to the market value of the common stock on the date options are granted and become fully vested two years after date of grant. Options expire 10 years after date of grant.

In 2005, the Company adopted the 2005 Outside Directors Equity Award Plan (the "2005 Directors Plan"), which provides for the granting of stock options, restricted stock or stock appreciation rights to directors who are not employees of the Company. Prior to 2005, the Directors Stock Option Plan (the "Directors Plan") provided for the granting of stock options to directors who are not employees of the Company. The aggregate number of the Company's Class A Common Stock options, and in the case of the 2005 Directors Plan, restricted stock, that may be granted may not exceed 200,000 shares under each of these plans. Under the terms of both plans, options are granted at exercise prices equal to the market value of the common stock on the date options are granted and become exercisable immediately. Options expire 10 years after date of grant.

Stock option activity for the years ended October 31 was as follows (Shares in thousands):

	2011		2010		2009	
	Shares	Weighted Average Exercise price	Shares	Weighted Average Exercise price	Shares	Weighted Average Exercise price
Beginning balance	510	$16.14	643	$15.91	785	$16.01
Granted	—	—	—	—	—	—
Forfeited	1	12.72	—	—	1	13.10
Exercised	167	15.17	133	15.06	141	16.50
Ending balance	342	$16.61	510	$16.14	643	$15.91

As of October 31, 2011, outstanding stock options had exercise prices and contractual lives as follows (Shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life
$5—$15	228	1.3
$15—$25	102	2.9
$25—$35	12	3.3

All outstanding options were exercisable as of October 31, 2011, 2010 and 2009, respectively.

During 2011, the Company awarded an officer, as part of the terms of his initial employment arrangement, 30,000 shares of Class A Common Stock under the 2001 Plan. These shares were issued subject to restrictions on transfer and risk of forfeiture. The sale or transfer of these shares is restricted until January 1, 2016. In June 2011, 7,500 of such shares vested with an expense of $0.5 million. The remaining shares vest in equal installments of 7,500 shares each on January 1, 2012, 2013 and 2014, respectively. When shares vest, they are no longer subject to any risk of forfeiture. The Company's results of operations did not include share based compensation expense for stock options for 2011, 2010, or 2009 respectively.

Under the Company's Long-Term Incentive Plan and the 2005 Directors Plan, the Company granted 40,215 and 11,144 shares of restricted stock with a weighted average grant date fair value of $60.46 and $64.59, respectively, in 2011. The Company granted 134,721 and 14,480 shares of restricted stock with a weighted average grant date fair value of $54.88 and $49.70, under the Company's Long-Term Incentive Plan and the 2005 Directors Plan, respectively, in 2010. All restricted stock awards under the Long Term Investment Plan are fully vested at the date of award.

NOTE 12—INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state and local jurisdictions, and various non-U.S. jurisdictions.

The provision for income taxes consists of the following (Dollars in thousands):

For the years ended October 31,	2011	2010	2009
Current			
Federal	$25,894	$15,222	$ 24,005
State and local	4,435	5,892	1,268
non-U.S.	28,406	14,861	11,955
	58,735	35,975	37,228
Deferred			
Federal	10,587	(372)	(8,762)
State and local	4,908	653	2,062
non-U.S.	(3,153)	4,315	(6,467)
	12,342	4,596	(13,167)
	$71,077	$40,571	$ 24,061

Non-U.S. income before income tax expense was $134.1 million, $159.7 million and $63.3 million in 2011, 2010, and 2009, respectively.

The following is a reconciliation of the provision for income taxes based on the federal statutory rate to the Company's effective income tax rate:

For the years ended October 31,	2011	2010	2009
United States federal tax rate	35.00%	35.00%	35.00%
Non-U.S. tax rates	(8.80)%	(15.30)%	(9.00)%
State and local taxes, net of federal tax benefit	1.80%	1.30%	1.90%
United States tax credits	(0.70)%	(3.90)%	(4.40)%
Unrecognized tax benefits	13.60%	(1.50)%	(2.30)%
Valuation allowance	(14.60)%	0.70%	(4.80)%
Withholding tax	1.10%	1.30%	1.50%
Other non-recurring items	1.80%	(1.50)%	(0.50)%
	29.20%	16.10%	17.40%

Significant components of the Company's deferred tax assets and liabilities as of October 31 for the years indicated were as follows (Dollars in thousands):

	2011	2010
Deferred Tax Assets		
Net operating loss carryforwards	$ 128,460	$ 117,850
Minimum pension liabilities	50,966	46,064
Insurance operations	9,741	13,659
Incentives	6,550	8,605
Environmental reserves	7,078	7,619
State income tax	9,036	8,026
Postretirement	9,481	6,963
Other	538	8,829
Derivatives instruments		832
Interest	6,970	4,606
Allowance for doubtful accounts	3,258	2,496
Restructuring reserves	2,563	3,558
Deferred compensation	2,860	3,098
Foreign tax credits	1,831	1,602
Vacation accruals	1,291	1,186
Stock options	2,112	1,820
Severance	47	372
Workers compensation accruals	990	295
Total Deferred Tax Assets	243,772	237,480
Valuation allowance	(41,259)	(64,568)
Net Deferred Tax Assets	202,513	172,912
Deferred Tax Liabilities		
Properties, plants and equipment	110,360	106,544
Goodwill and other intangible assets	79,972	83,690
Inventories	1,033	5,117
Derivative instruments	266	
Timberland transactions	95,799	95,355
Pension	22,550	18,275
Total Deferred Tax Liabilities	309,980	308,981
Net Deferred Tax Liability	$(107,467)	$(136,069)

As of October 31, 2011, the Company had tax benefits from non-U.S. net operating loss carryforwards of approximately $126.6 million and approximately $1.1 million of state net operating loss carryfowards. A majority of the non-U.S. net operating losses will begin expiring in 2012. As of October 31, 2010, the company had recorded valuation allowances of approximately $64.5 million and as of October 31, 2011, had recorded valuation allowance of $42.2 million against the tax benefits from non-U.S. net operating loss carryforwards. During 2011, the valuation allowance decreased in the amount of $23.3 million, primarily due to the realization of deferred tax assets related to net operating loss carryforwards. It was determined that the realization of the deferred tax asset was appropriate due to the ability to generate future taxable income of the appropriate nature.

As of October 31, 2011, the Company had undistributed earnings from certain non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. It is not practicable to determine the additional tax, if any, which would result from the remittance of these amounts.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
Balance at November 1	$35,362	$45,459	$51,715
Increases in tax provisions for prior years	48,493	66	3,335
Decreases in tax provisions for prior years	(1,616)	(2,728)	(2,992)
Increases in tax positions for current years	—	1,517	2,951
Settlements with taxing authorities	(2,179)	(6,667)	—
Lapse in statute of limitations	—	—	(6,016)
Currency translation	623	(2,285)	(3,534)
Balance at October 31	$80,683	$35,362	$45,459

The 2011 increases in tax provisions for prior years primarily related to a prior year issue in a non-U.S. jurisdiction. In January 2011, a Dutch Appeals Court ruled in favor of the local Dutch taxing authority relative to the 10a interest exemption. Since the Dutch Appeals Court cited "public interest" as justification for its decision, the Company determined that this same ruling and interpretation could be applied to the deductibility of the 13a participation exemption and concluded that it is no longer able to assert a more-likely-than-not tax position. Therefore, the Company recorded a tax reserve for the Dutch participation exemption for 2008 through 2011 in the current year. The increase in reserve was substantially offset by the realization of net operating losses and a decrease in valuation allowances. The 2011 settlements with taxing authorities primarily relate to a prior-year issue that was resolved during 2011 with a separate non-U.S. jurisdiction.

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions. With a few exceptions, the Company is subject to audit by various taxing authorities for 2008 up through the current fiscal year. The company has completed its U.S. federal tax audit for the year up through 2008 and has an ongoing audit for fiscal year 2009. The Company is subject to audit in the Netherlands for the fiscal period 2001 through the current fiscal period.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense net of tax. As of October 31, 2011 and October 31, 2010, the Company had $8.6 million and $11.1 million, respectively, accrued for the payment of interest and penalties.

The Company has estimated the reasonably possible expected net change in unrecognized tax benefits through October 31, 2011 based on lapses of the applicable statutes of limitations of unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months ranges from $0 to $48.5 million. Actual results may differ materially from this estimate.

The Company paid income taxes of $64.9 million, $29.3 million and $58.9 million in 2011, 2010, and 2009, respectively.

NOTE 13—RETIREMENT PLANS AND POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

Retirement Plans

The Company has certain non-contributory defined benefit pension plans in the United States, Canada, Germany, the Netherlands, South Africa and the United Kingdom. The Company uses a measurement date of October 31 for fair value purposes for its pension plans. The salaried plans' benefits are based primarily on years of service and earnings. The hourly plans' benefits are based primarily upon years of service. The Company contributes an amount that is not less than the minimum funding or more than the maximum tax-deductible amount to these plans. The plans' assets consist of large cap, small cap and international equity securities, fixed income investments and not more than the allowable number of shares of the Company's common stock, which was 247,504 Class A shares and 160,710 Class B shares at October 31, 2011 and 2010. The category "Other International" represents the noncontributory defined benefit pension plans in Canada, the Netherlands, and South Africa.

The components of net periodic pension cost include the following (Dollars in thousands):

For the year ended October 31, 2011	Consolidated	United States	Germany	United Kingdom	Other International
Service cost	$ 12,625	$ 8,957	$ 450	$ 2,121	$ 1,097
Interest cost	29,636	16,651	1,406	7,008	4,571
Expected return on plan assets	(36,763)	(19,712)	—	(12,662)	(4,389)
Amortization of transition net asset	26	(48)	—	—	74
Amortization of prior service cost	1,868	1,868	—	—	—
Recognized net actuarial (gain) loss	8,404	7,118	145	429	712
Net periodic pension cost	$ 15,796	$ 14,834	$2,001	$ (3,104)	$ 2,065

For the year ended October 31, 2010	Consolidated	United States	Germany	United Kingdom	Other International
Service cost	$ 12,670	$ 9,171	$ 366	$ 2,326	$ 807
Interest cost	29,213	15,990	1,387	6,958	4,878
Expected return on plan assets	(34,784)	(18,097)	—	(11,604)	(5,083)
Amortization of transition net asset	24	(48)	—	—	72
Amortization of prior service cost	951	951	—	—	—
Recognized net actuarial (gain) loss	6,718	5,899	—	524	295
Net periodic pension cost	$ 14,792	$ 13,866	$1,753	$ (1,796)	$ 969

For the year ended October 31, 2009	Consolidated	United States	Germany	United Kingdom	Other International
Service cost	$ 10,224	$ 7,366	$ 345	$ 1,838	$ 675
Interest cost	31,440	16,572	1,505	6,792	6,571
Expected return on plan assets	(35,875)	(17,593)	—	(10,927)	(7,355)
Amortization of transition net asset	29	(48)	—	—	77
Amortization of prior service cost	1,005	1,017	9	—	(21)
Recognized net actuarial (gain) loss	(1,209)	38	—	(1,268)	21
Curtailment, settlement and other	497	147	—	350	—
Net periodic pension cost	$ 6,111	$ 7,499	$1,859	$ (3,215)	$ (32)

The significant weighted average assumptions used in determining benefit obligations and net periodic pension costs were as follows:

For the year ended October 31, 2011	Consolidated	United States	Germany	United Kingdom	Other International
Discount rate	4.94%	4.90%	5.25%	5.00%	5.07%
Expected return on plan assets(1)	7.20%	8.25%	0.00%	7.50%	4.55%
Rate of compensation increase	3.13%	3.00%	2.75%	4.00%	2.31%
For the year ended October 31, 2010					
Discount rate	5.20%	5.50%	5.00%	5.25%	4.36%
Expected return on plan assets(1)	7.50%	8.25%	0.00%	7.50%	6.06%
Rate of compensation increase	3.11%	3.00%	2.75%	4.00%	2.32%
For the year ended October 31, 2009					
Discount rate	5.72%	5.75%	6.00%	5.50%	5.99%
Expected return on plan assets(1)	7.69%	8.25%	0.00%	7.50%	6.73%
Rate of compensation increase	3.25%	3.00%	2.75%	4.00%	3.01%

(1) To develop the expected long-term rate of return on assets assumption, the Company uses a generally consistent approach wordwide. The approach considers various sources, primarily inputs from a range of advisors, inflation, bond yields, historical returns, and future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This rate is gross of any investment or administrative expenses.

The following table sets forth the plans' change in benefit obligation, change in plan assets and amounts recognized in the consolidated financial statements (Dollars in thousands):

For the year ended October 31, 2011	Consolidated	USA	Germany	United Kingdom	Other International
Change in benefit obligation:					
Benefit obligation at beginning of year	$580,703	$309,455	$28,548	$134,459	$108,241
Service cost	12,625	8,957	450	2,121	1,097
Interest cost	29,636	16,651	1,406	7,008	4,571
Plan participant contributions	525	—	—	319	206
Amendments	(1,646)	(622)	—	(963)	(61)
Actuarial (gains) loss	24,973	24,780	(778)	6,172	(5,201)
Foreign currency effect	(2,947)	—	(390)	(1,314)	(1,243)
Benefits paid	(27,654)	(13,696)	(1,299)	(5,740)	(6,919)
Benefit obligation at end of year	$616,215	$345,525	$27,937	$142,062	$100,691
Change in plan assets:					
Fair value of plan assets at beginning of year	$514,728	$228,302	$ —	$178,486	$107,940
Actual return on plan assets	21,444	20,969	—	2,802	(2,327)
Expenses paid	(987)	(926)	—	—	(61)
Plan participant contributions	525	—	—	319	206
Other	1,060	—	—	(722)	1,782
Foreign currency effects	(3,183)	—	—	(1,492)	(1,691)
Employer contributions	32,595	27,900	—	3,043	1,652
Benefits paid	(25,894)	(13,235)	—	(5,740)	(6,919)
Fair value of plan assets at end of year	$540,288	$263,010	$ —	$176,696	$100,582

For the year ended October 31, 2010	Consolidated	USA	Germany	United Kingdom	Other International
Change in benefit obligation:					
Benefit obligation at beginning of year	$541,791	$284,680	$25,287	$133,669	$ 98,155
Service cost	12,670	9,171	366	2,326	807
Interest cost	29,213	15,990	1,387	6,958	4,878
Plan participant contributions	500	—	—	312	188
Amendments	1,351	1,397	—	—	(46)
Actuarial loss	34,275	10,734	4,393	1,694	17,454
Foreign currency effect	(12,452)	—	(1,608)	(4,259)	(6,585)
Benefits paid	(26,645)	(12,517)	(1,277)	(6,241)	(6,610)
Benefit obligation at end of year	$580,703	$309,455	$28,548	$134,459	$108,241
Change in plan assets:					
Fair value of plan assets at beginning of year	$463,158	$194,470	$ —	$166,250	$102,438
Actual return on plan assets	65,495	27,358	—	20,449	17,688
Expenses paid	(46)	—	—	—	(46)
Plan participant contributions	500	—	—	312	188
Other	(625)	(625)	—	—	—
Foreign currency effects	(11,816)	—	—	(5,291)	(6,525)
Employer contributions	22,983	19,169	—	3,007	807
Benefits paid	(24,921)	(12,070)	—	(6,241)	(6,610)
Fair value of plan assets at end of year	$514,728	$228,302	$ —	$178,486	$107,940

For the year ended October 31, 2011	Consolidated	USA	Germany	United Kingdom	Other International
Unrecognized net actuarial loss	153,441	119,475	3,899	11,462	18,605
Unrecognized prior service cost	4,675	4,675	—	—	—
Unrecognized initial net obligation	471	(28)	—	—	499
Accumulated other comprehensive loss	$ 158,587	$124,122	$ 3,899	$11,462	19,104
Amounts recognized in the Consolidated Balance Sheets consist of:					
Prepaid benefit cost	$ 40,741	$ —	$ —	$34,634	$ 6,107
Accrued benefit liability	(115,044)	(80,888)	(27,937)	—	(6,219)
Accumulated other comprehensive loss	158,587	124,122	3,899	11,462	19,104
Net amount recognized	$ 84,284	$ 43,234	$(24,038)	$46,096	$18,992

For the year ended October 31, 2010	Consolidated	USA	Germany	United Kingdom	Other International
Unrecognized net actuarial (gain) loss	125,520	104,697	4,872	(3,609)	19,560
Unrecognized prior service cost	6,239	6,239	—	—	—
Unrecognized initial net obligation	494	(76)	—	—	570
Accumulated other comprehensive (income) loss	$ 132,253	$110,860	$ 4,872	$ (3,609)	20,130
Amounts recognized in the Consolidated Balance Sheets consist of:					
Prepaid benefit cost	$ 48,815	$ —	$ —	$44,027	$ 4,788
Accrued benefit liability	(114,790)	(81,153)	(28,548)	—	(5,089)
Accumulated other comprehensive (income) loss	132,253	110,860	4,872	(3,609)	20,130
Net amount recognized	$ 66,278	$ 29,707	$(23,676)	$40,418	$19,829

Aggregated accumulated benefit obligations for all plans were $589.2 million and $556.6 million at October 31, 2011 and 2010, respectively. The $616.2 million projected benefit obligation consists of $345.5 million related to the United States pension and $270.7 million related to the non-United States pensions. The $540.3 million fair value of pension assets consists of $263.0 million related to the United States pension and $277.3 related to the non-United States pensions. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $388.8 million, $366.4 million and $273.7 million, respectively, as of October 31, 2011.

Pension plan contributions totaled $32.6 million, $23.0 million, and $15.9 million during 2011, 2010 and 2009, respectively. Contributions during 2012 are expected to be approximately $25.4 million. The Company expects to record an amortization loss of $11.3 million which is recorded in other comprehensive losses on the balance sheet.

The following table presents the fair value measurements for the pension assets:

As of October 31, 2011 (Dollars in thousands)

	Fair Value Measurement			
Asset Category	Level 1	Level 2	Level 3	Total
Equity securities	$ 83,854	$144,255	$—	$228,109
Debt securities	74,438	106,288	—	180,726
Other	—	131,453	—	131,453
Total	$158,292	$381,996	$—	$540,288

As of October 31, 2010 (Dollars in thousands)

	Fair Value Measurement			
Asset Category	Level 1	Level 2	Level 3	Total
Equity securities	$154,190	$134,057	$—	$288,247
Debt securities	—	87,504	—	87,504
Other	—	138,977		138,977
Total	$154,190	$360,538	$—	$514,728

The Company's weighted average asset allocations at the measurement date and the target asset allocations by category are as follows:

Asset Category	2011 Actual	Target
Equity securities	42%	41%
Debt securities	34%	35%
Other	24%	24%
Total	100%	100%

The investment policy reflects the long-term nature of the plans' funding obligations. The assets are invested to provide the opportunity for both income and growth of principal. This objective is pursued as a long-term goal designed to provide required benefits for participants without undue risk. It is expected that this objective can be achieved through a well-diversified asset portfolio. All equity investments are made within the guidelines of quality, marketability and diversification mandated by the Employee Retirement Income Security Act and other relevant statutes. Investment managers are directed to maintain equity portfolios at a risk level approximately equivalent to that of the specific benchmark established for that portfolio.

Future benefit payments, which reflect expected future service, as appropriate, during the next five years, and in the aggregate for the five years thereafter, are as follows (Dollars in thousands):

Year	Expected benefit payments
2012	$ 27,744
2013	$ 28,626
2014	$ 30,202
2015	$ 31,191
2016	$ 31,892
2017-2021	$183,863

The Company has several voluntary 401(k) savings plans that cover eligible employees. For certain plans, the Company matches a percentage of each employee's contribution up to a maximum percentage of base salary. Company contributions to the 401(k) plans were $3.6 million in 2011, $2.9 million in 2010 and $1.7 million in 2009. For 2009 and in response to the current economic situation, contributions by the Company for employees accruing benefits in the 401(k) plans were suspended except for those participants not eligible to participate in the defined benefit pension plan or where contractually prohibited. New employees will continue to receive the Company contribution. For 2010 and 2011, the Company had reinstituted an employer match program.

Postretirement Health Care and Life Insurance Benefits

The Company has certain postretirement health and life insurance benefit plans in the United States and South Africa. The Company uses a measurement date of October 31 for its postretirement benefit plans.

In conjunction with a prior acquisition of the industrial containers business from Sonoco Products Company ("Sonoco") in 1998, the Company assumed an obligation to reimburse Sonoco for its actual costs incurred in providing postretirement health care benefits to certain employees. Contributions by the Company are limited to an aggregate annual payment of $1.4 million for eligible employees at the date of purchase. Further, the Company is responsible for the cost of certain union hourly employees who were not eligible at the date of closing. The Company intends to fund these benefits from its operations.

The components of net periodic cost for the postretirement benefits include the following (Dollars in thousands):

For the years ended October 31,	2011	2010	2009
Service cost	$ 22	$ 19	$ 21
Interest cost	1,228	1,565	1,896
Amortization of prior service cost	(1,656)	(1,329)	(1,308)
Recognized net actuarial loss (gain)	(71)	(58)	(195)
	$ (477)	$ 197	$ 414

The following table sets forth the plans' change in benefit obligation, change in plan assets and amounts recognized in the consolidated financial statements (Dollars in thousands):

	October 31, 2011	October 31, 2010
Benefit obligation at beginning of year	$ 21,555	$ 25,396
Service cost	22	19
Interest cost	1,228	1,565
Actuarial loss	823	85
Foreign currency effect	(525)	237
Plan amendments	—	(3,215)
Benefits paid	(2,323)	(2,532)
Benefit obligation at end of year	$ 20,780	$ 21,555
Funded status	$(20,780)	$(21,555)
Unrecognized net actuarial loss	(1,106)	(2,075)
Unrecognized prior service credit	(12,419)	(14,255)
Net amount recognized	$(34,305)	$(37,885)

The accumulated postretirement health and life insurance benefit obligation and fair value of plan assets for the international plan were $4.1 million and $0, respectively, as of October 31, 2011 compared to $4.4 million and $0, respectively, as of October 31, 2010.

The measurements assume a discount rate of 4.9% in the United States and 8.25% in South Africa. The health care cost trend rates on gross eligible charges are as follows:

	Medical
Current trend rate	7.6%
Ultimate trend rate	5.1%
Year ultimate trend rate reached	2018

A one-percentage point change in assumed health care cost trend rates would have the following effects (Dollars in thousands):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 62	$ (52)
Effect on postretirement benefit obligation	$708	$(603)

Future benefit payments, which reflect expected future service, as appropriate, during the next five years, and in the aggregate for the five years thereafter, are as follows (Dollars in thousands):

Year	Expected benefit payments
2012	$2,765
2013	$2,091
2014	$1,982
2015	$1,890
2016	$1,795
2017-2021	$7,741

NOTE 14—CONTINGENT LIABILITIES AND ENVIRONMENTAL RESERVES

Litigation-related Liabilities

The Company may become involved from time-to-time in litigation and regulatory matters incidental to its business, including governmental investigations, enforcement actions, personal injury claims, product liability, employment health and safety matters, commercial disputes, intellectual property matters, disputes regarding environmental clean-up costs, litigation in connection with acquisitions and divestitures, and other matters arising out of the normal conduct of its business. The Company intends to vigorously defend itself in such litigation. The Company does not believe that the outcome of any pending litigation will have a material adverse effect on its consolidated financial statements.

The Company may accrue for contingencies related to litigation and regulatory matters if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions can occur, assessing contingencies is highly subjective and requires judgments about future events. The Company regularly reviews contingencies to determine whether its accruals are adequate. The amount of ultimate loss may differ from these estimates.

Environmental Reserves

As of October 31, 2011 and 2010, the Company had recorded liabilities of $29.3 million and $26.2 million, respectively, for estimated environmental remediation costs. The liabilities were recorded on an undiscounted basis and are included in other long-term liabilities. As of October 31, 2011 and 2010, the Company had recorded environmental liability reserves of $14.0 million and $14.5 million, respectively, for its blending facility in Chicago, Illinois; $9.5 million and $10.3 million, respectively, for our European drum facilities, and $4.2 million related to recent 2011 reconditioning company acquisitions. These reserves are principally based on environmental studies and cost estimates provided by third parties, but also take into account management estimates.

The environmental reserves recorded are based upon an evaluation of currently available facts with respect to each individual site, including the results of environmental studies and testing, and considering existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The Company initially provides for the estimated cost of environmental-related activities when costs can be reasonably estimated. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued. The estimated liabilities are reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of relevant costs. For sites that involve formal actions subject to joint and several liability, these actions have formal agreements in place to apportion the liability.

The Company anticipates that cash expenditures in future periods for remediation costs at identified sites will be made over an extended period of time. Given the inherent uncertainties in evaluating environmental exposures, actual costs may vary from those estimated as of October 31, 2011. As of October 31, 2011 Greif estimated that payments for environmental remediation will be $8.5 million in 2012, $3.4 million in 2013, $1.5 million in 2014, $2.6 million in 2015, $1.7 million in 2016, and $11.6 million thereafter. The Company's exposure to adverse developments with respect to any individual site is not expected to be material. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occur in a particular quarter or year, the Company believes that the chance of a series of adverse developments occurring in the same quarter or year is remote. Future information and developments will require the Company to continually reassess the expected impact of these environmental matters.

NOTE 15—EARNINGS PER SHARE

The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share ("EPS") as prescribed in ASC 260, "Earnings Per Share." In accordance with this guidance, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

The Company calculates Class A EPS as follows: (i) multiply 40 percent times the average Class A shares outstanding, then divide that amount by the product of 40 percent of the average Class A shares outstanding plus 60 percent of the average Class B shares outstanding to get a percentage, (ii) undistributed net income divided by the average Class A shares outstanding, (iii) multiply item (i) by item (ii), (iv) add item (iii) to the Class A cash dividend. Diluted shares are factored into the Class A calculation.

The Company calculates Class B EPS as follows: (i) multiply 60 percent times the average Class B shares outstanding, then divide that amount by the product of 40 percent of the average Class A shares outstanding plus 60 percent of the average Class B shares outstanding to get a percentage, (ii) undistributed net income divided by the average Class B shares outstanding, (iii) multiply item (i) by item (ii), (iv) add item (iii) to the Class B cash dividend. Class B diluted EPS is identical to Class B basic EPS.

The following table provides EPS information for each period, respectively:

(In millions except per share data)	2011	2010	2009
Numerator			
Numerator for basic and diluted EPS—			
Net income attributable to Greif	$176.0	$210.0	$110.6
Cash dividends	97.8	93.1	88.0
Undistributed net income attributable to Greif, Inc.	$ 78.2	$116.9	$ 22.6
Denominator			
Denominator for basic EPS—			
Class A common stock	24.9	24.7	24.3
Class B common stock	22.3	22.4	22.5
Denominator for diluted EPS—			
Class A common stock	25.0	25.0	24.6
Class B common stock	22.3	22.4	22.5
EPS Basic			
Class A common stock	$ 3.02	$ 3.60	$ 1.91
Class B common stock	$ 4.52	$ 5.40	$ 2.86
EPS Diluted			
Class A common stock	$ 3.01	$ 3.58	$ 1.91
Class B common stock	$ 4.52	$ 5.40	$ 2.86

Class A Common Stock is entitled to cumulative dividends of one cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to a half-cent a share per year. Further distribution in any year must be made in proportion of one cent a share for Class A Common Stock to one and a half cents a share for Class B Common Stock. The Class A Common Stock has no voting rights unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. The Class B Common Stock has full voting rights. There is no cumulative voting for the election of directors.

Common Stock Repurchases

The Company's Board of Directors has authorized the purchase of up to four million shares of Class A Common Stock or Class B Common Stock or any combination of the foregoing. During 2011, the Company repurchased 8,700 shares of Class A Common Stock and 291,300 shares of Class B Common Stock (refer to Item 5 to this Form 10-K for additional information regarding these repurchases). As of October 31, 2011, the Company had repurchased 3,183,272 shares, including 1,425,452 shares of Class A Common Stock and 1,757,820 shares of Class B Common Stock, under this program. The total cost of the shares repurchased from November 1, 2008 through October 31, 2011 was $20.9 million.

The following table summarizes the Company's Class A and Class B common and treasury shares at the specified dates:

	Authorized Shares	Issued Shares	Outstanding Shares	Treasury Shares
October 31, 2011:				
Class A Common Stock	128,000,000	42,281,920	24,972,029	17,309,891
Class B Common Stock	69,120,000	34,560,000	22,120,966	12,439,034
October 31, 2010:				
Class A Common Stock	128,000,000	42,281,920	24,756,974	17,524,946
Class B Common Stock	69,120,000	34,560,000	22,412,266	12,147,734

The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

For the years ended October 31,	2011	2010	2009
Class A Common Stock:			
Basic shares	24,869,573	24,654,364	24,328,724
Assumed conversion of stock options	174,869	304,712	311,259
Diluted shares	25,044,442	24,959,076	24,639,983
Class B Common Stock:			
Basic and diluted shares	22,349,844	22,445,322	22,475,707

There were no stock options that were antidilutive for the years ended October 31, 2011, 2010, or 2009.

Dividends per Share

The Company pays quarterly dividends of varying amounts computed on the basis as described above. The annual dividends paid for the last two years are as follows:

2011 Dividends per Share - Class A $1.68; Class B $2.51

2010 Dividends per Share - Class A $1.60; Class B $2.39

NOTE 16—EQUITY EARNINGS (LOSSES) OF UNCONSOLIDATED AFFILIATES, NET OF TAX AND NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS

Equity earnings (losses) of unconsolidated affiliates, net of tax

Equity earnings (losses) of unconsolidated affiliates, net of tax represent the Company's share of earnings of affiliates in which the Company does not exercise control and has a 20 percent or more voting interest. Investments in such affiliates are accounted for using the equity method of accounting. If the fair value of an investment in an affiliate is below its carrying value and the difference is deemed to be other than temporary, the difference between the fair value and the carrying value is charged to earnings. The Company has an equity interest in seven affiliates. Equity earnings (losses) of unconsolidated affiliates, net of tax for 2011, 2010 and 2009 were $4.8 million, $3.5 million and ($0.4) million, respectively.

The Company received dividends from our equity method affiliates of $0.2 million for the year ending October 31, 2011 and $0.5 million for the year ending October 31, 2009. There were no dividends received from the Company's equity method affiliates for the year ended October 31, 2010. The Company has made loans to an entity deemed a VIE and accounted for as an unconsolidated equity investment. These loans bear interest at various interest rates. The original principal balance of these loans was $22.2 million due under various terms in 2016. As of October 31, 2011 these loans had an outstanding balance of $20.0 million.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests represent the portion of earnings or losses from the operations of the Company's consolidated subsidiaries attributable to unrelated third party equity owners that were deducted from net income to arrive at net income attributable to the Company. One of the companies acquired in 2011 is a joint venture. The Company does not own 100 percent of this acquired company, and it is not a VIE. The Company does, however, exert control over this acquired company, and accordingly, the operations of this acquired company are consolidated with the Company's operations. Noncontrolling interests from this acquisition were recorded for $25.9 million for the year ended October 31, 2011. Net income attributable to noncontrolling interests for the years ended October 31, 2011, 2010 and 2009 was $1.1 million, $5.5 million and $3.2 million, respectively.

NOTE 17—BUSINESS SEGMENT INFORMATION

The Company operates in four business segments: Rigid Industrial Packaging & Services, Flexible Products & Services, Paper Packaging, and Land Management.

Operations in the Rigid Industrial Packaging & Services segment involve the production and sale of rigid industrial packaging products, such as steel, fibre and plastic drums, rigid intermediate bulk containers, closure systems for industrial packaging products, transit protection products, water bottles and reconditioned containers, and services, such as container life cycle services, blending, filling and other packaging services, logistics and warehousing. The Company's rigid industrial packaging products are sold to customers in industries such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others.

Operations in the Flexible Products & Services segment involve the production and sale of flexible intermediate bulk containers and related services on a global basis and a North American provider of industrial and consumer shipping sacks and multiwall bag products. Our flexible intermediate bulk containers consist of a polypropylene-based woven fabric that is produced at our fully integrated production sites, as well as sourced from strategic regional suppliers. Our flexible products are sold to customers and in market segments similar to those of our Rigid Industrial Packaging & Services segment. Additionally, our flexible products significantly expand our presence in the agricultural and food industries, among others. Our industrial and consumer shipping sacks and multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical building products and food industries.

Operations in the Paper Packaging segment involve the production and sale of containerboard, corrugated sheets, corrugated containers and other corrugated products to customers in North America. The Company's corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, automotive components, books and furniture, as well as numerous other applications. Operations related to the Company's industrial and consumer multiwall bag products were reclassified from this segment to the Flexible Products & Services segment in the first quarter of 2010.

Operations in the Land Management segment involve the management and sale of timber and special use properties from approximately 267,750 acres of timber properties in the southeastern United States, which are actively managed, and 14,700 acres of timber properties in Canada, which are not actively managed. The Company's Land Management team is focused on the active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields. While timber sales are subject to fluctuations, the Company seeks to maintain a consistent cutting schedule, within the limits of market and weather conditions. The Company also sells, from time to time, timberland and special use properties, which consists of surplus properties, higher and better use properties, and development properties.

The following segment information is presented for each of the three years in the period ended October 31, 2011, except (Dollars in thousands):

	2011	2010	2009
Net sales:			
Rigid Industrial Packaging & Service	$3,014,109	$2,587,854	$2,266,890
Flexible Products & Services	537,993	233,119	43,975
Paper Packaging	674,945	624,092	460,712
Land Management	20,907	16,472	20,640
Total net sales	$4,247,954	$3,461,537	$2,792,217
Operating profit:			
Operating profit, before the impact of restructuring charges, restructuring-related inventory charges and acquisition-related costs:			
Rigid Industrial Packaging & Service	$ 261,800	$ 291,066	$ 210,908
Flexible Products & Services	41,245	18,761	8,588
Paper Packaging	74,385	60,640	35,526
Land Management	19,045	9,001	22,237
Total operating profit, before the impact of restructuring charges, restructuring-related inventory charges and acquisition-related costs:	396,475	379,468	277,259
Restructuring charges:			
Rigid Industrial Packaging & Service	24,055	20,980	65,742
Flexible Products & Services	6,898	624	—
Paper Packaging	(451)	5,142	685
Land Management	(6)	—	163
Total restructuring charges	30,496	26,746	66,590

	2011	2010	2009
Restructuring-related inventory charges:			
Rigid Industrial Packaging	—	131	10,772
Total inventory-related restructuring charges	—	131	10,772
Acquisition-related costs:			
Rigid Industrial Packaging & Service	9,872	7,672	—
Flexible Products & Services	14,513	19,504	—
Total acquisition-related costs	24,385	27,176	—
Non-cash asset impairment charges:			
Rigid Industrial Packaging & Service	1,547	—	—
Flexible Products & Services	2,962	—	—
Total non-cash asset impairment charges	4,509	—	—
Operating profit:			
Rigid Industrial Packaging	226,326	262,283	134,394
Flexible Products & Services	16,872	(1,367)	8,588
Paper Packaging	74,836	55,498	34,841
Land Management	19,051	9,001	22,074
Total operating profit	$337,085	$325,415	$199,897

	2011	2010	2009
Assets:			
Rigid Industrial Packaging & Services	$2,738,182	$2,058,165	$1,783,821
Flexible Products & Services	383,507	353,715	15,296
Paper Packaging	420,370	435,555	402,787
Land Management	280,141	274,352	254,856
Total segment	3,822,200	3,121,787	2,456,760
Corporate and other	385,082	376,658	367,169
Total assets	$4,207,282	$3,498,445	$2,823,929
Depreciation, depletion and amortization expense:			
Rigid Industrial Packaging & Services	$ 93,023	$ 79,050	$ 73,212
Flexible Products & Services	16,537	4,937	794
Paper Packaging	31,622	29,204	25,517
Land Management	3,009	2,783	3,104
Total depreciation, depletion and amortization expense	$ 144,191	$ 115,974	$ 102,627

The following geographic information is presented for each of the three years in the period ended October 31, 2011, (Dollars in thousands):

	2011	2010	2009
Net Sales			
North America	$1,932,837	$1,732,880	$1,530,438
Europe, Middle East, and Africa	1,645,577	1,171,363	835,117
Asia Pacific and Latin America	669,540	557,294	426,662
Total net sales	$4,247,954	$3,461,537	$2,792,217

The following table presents total assets by geographic region (Dollars in thousands):

	2011	2010
Assets:		
North America	$1,779,475	$1,895,475
Europe, Middle East, and Africa	1,750,352	1,012,131
Asia Pacific and Latin America	677,455	590,839
Total assets	$4,207,282	$3,498,445

NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly results of operations for 2011 and 2010 are shown below (Dollars in thousands, except per share amounts):

2011	January 31	April 30	July 31	October 31
Net sales	$ 943,792	$ 1,050,766	$ 1,121,902	$ 1,131,494
Gross profit	$ 176,085	$ 207,354	$ 211,331	$ 206,355
Net income[(1)]	$ 41,097	$ 50,591	$ 64,974	$ 20,512
Net income attributable to Greif, Inc.[(1)]	$ 41,441	$ 50,884	$ 62,940	$ 20,775
Earnings per share				
Basic:				
Class A Common Stock	$ 0.71	$ 0.87	$ 1.08	$ 0.36
Class B Common Stock	$ 1.06	$ 1.31	$ 1.61	$ 0.53
Diluted:				
Class A Common Stock	$ 0.71	$ 0.87	$ 1.07	$ 0.36
Class B Common Stock	$ 1.06	$ 1.31	$ 1.61	$ 0.53
Earnings per share were calculated using the following number of shares:				
Basic:				
Class A Common Stock	24,787,857	24,825,768	24,897,665	24,967,000
Class B Common Stock	22,412,266	22,385,922	22,362,266	22,238,920
Diluted:				
Class A Common Stock	25,062,556	25,106,844	25,100,003	25,069,409
Class B Common Stock	22,412,266	22,385,922	22,362,266	22,238,920
Market price (Class A Common Stock):				
High	$ 65.76	$ 67.02	$ 67.57	$ 61.73
Low	$ 57.81	$ 60.67	$ 60.53	$ 40.77
Close	$ 63.05	$ 62.10	$ 61.05	$ 44.78
Market price (Class B Common Stock):				
High	$ 63.00	$ 62.85	$ 62.50	$ 58.61
Low	$ 56.75	$ 57.96	$ 57.84	$ 40.55
Close	$ 60.45	$ 58.21	$ 58.33	$ 45.60

(1) We recorded the following significant transactions during the fourth quarter of 2011: (i) restructuring charges of $19.1 million and (ii) acquisition-related charges of $5.2 million. Refer to Form 10-Q filings, as previously filed with the SEC, for prior quarter significant transactions or trends.

2010		January 31		April 30		July 31		October 31
Net sales	$	709,682	$	836,580	$	921,333	$	993,942
Gross profit	$	137,712	$	168,516	$	191,039	$	206,395
Net income(1)	$	26,231	$	44,832	$	67,759	$	76,635
Net income attributable to Greif, Inc.(1)	$	24,819	$	42,634	$	65,975	$	76,557
Earnings per share								
Basic:								
Class A Common Stock	$	0.43	$	0.73	$	1.13	$	1.31
Class B Common Stock	$	0.63	$	1.10	$	1.70	$	1.97
Diluted:								
Class A Common Stock	$	0.43	$	0.73	$	1.12	$	1.30
Class B Common Stock	$	0.63	$	1.10	$	1.70	$	1.97
Earnings per share were calculated using the following number of shares:								
Basic:								
Class A Common Stock		24,545,131		24,637,648		24,687,006		24,747,669
Class B Common Stock		22,462,266		22,462,266		22,444,488		22,412,266
Diluted:								
Class A Common Stock		24,907,553		25,008,915		24,999,901		25,078,601
Class B Common Stock		22,462,266		22,462,266		22,444,488		22,412,266
Market price (Class A Common Stock):								
High	$	59.31	$	61.02	$	60.84	$	61.31
Low	$	48.36	$	46.01	$	50.00	$	54.90
Close	$	48.36	$	59.18	$	59.63	$	58.74
Market price (Class B Common Stock):								
High	$	53.42	$	57.80	$	57.75	$	58.99
Low	$	45.20	$	45.62	$	47.00	$	52.87
Close	$	48.59	$	57.00	$	57.35	$	58.00

(1) We recorded the following significant transactions during the fourth quarter of 2010: (i) restructuring charges of $6.2 million and (ii) acquisition-related charges of $7.1 million. Refer to Form 10-Q filings, as previously filed with the SEC, for prior quarter significant transactions or trends.

Shares of the Company's Class A Common Stock and Class B Common Stock are listed on the New York Stock Exchange where the symbols are GEF and GEF.B, respectively.

As of December 9, 2011, there were 423 stockholders of record of the Class A Common Stock and 104 stockholders of record of the Class B Common Stock.

NOTE 19—CORRECTION OF ERRORS AND RESTATEMENT

In the fourth quarter of 2011, the Company corrected a prior period error related to the incorrect balance sheet elimination of certain intercompany balances occurring in 2003. The effect of the error impacted both foreign currency translation within other comprehensive income (loss), which had been overstated by $19.6 million, and accounts payable, which had been understated by $19.6 million. The Company has corrected the error for all periods presented by restating the consolidated statements of changes in shareholders' equity and the consolidated balance sheets. The correction of the error did not impact total assets, consolidated net income, or cash flows

During the third quarter of 2011, the Company recorded an out-of-period correction of an error in both noncontrolling interest, which had been understated by $24.7 million, and foreign currency translation within other comprehensive income (loss), which had been overstated by $24.7 million, as of October 31, 2010. Since the Company restated its consolidated financial statements for the intercompany error noted above, the consolidated balance sheet as of October 31, 2010 and the consolidated statements of changes in shareholders' equity have also been restated to reflect this correction as of October 31, 2010. The correction of the error did not impact total assets, consolidated net income, or cash flows.

The following are the previously stated and corrected balances on the consolidated balance sheets as of October 31, 2009 and 2010:

	October 31, 2009		
Consolidated Balance Sheet	**As Previously Reported**	**Correction**	**As Restated**
Current liabilities			
Accounts payable	335,816	19,547	355,363
Current liabilities	562,097	19,547	581,644
Shareholders' equity			
Accumulated other comprehensive income (loss):			
Foreign currency translation	(6,825)	(19,547)	(26,372)
Other comprehensive loss	(88,246)	(19,547)	(107,793)
Noncontrolling interests	6,997	—	6,997
Total shareholders' equity	1,106,592	(19,547)	1,087,045
Total liabilities and shareholders' equity	2,823,929	—	2,823,929

	October 31, 2010		
Consolidated Balance Sheet	**As Previously Reported**	**Correction**	**As Restated**
Current Liabilities			
Accounts payable	448,310	19,547	467,857
Current liabilities	761,811	19,547	781,358
Shareholders' equity			
Accumulated other comprehensive income (loss):			
Foreign currency translation	44,612	(44,224)	388
Other comprehensive loss	(33,419)	(44,224)	(77,643)
Noncontrolling interests	76,711	24,677	101,388
Total shareholders' equity	1,355,432	(19,547)	1,335,885
Total liabilities and shareholders' equity	3,498,445	—	3,498,445

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Greif, Inc.

We have audited the accompanying consolidated balance sheets of Greif, Inc. and subsidiaries as of October 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greif, Inc. and subsidiaries at October 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 19 to the consolidated financial statements, the Company has restated the October 31, 2010 and 2009 consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Greif Inc.'s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 16, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Columbus, Ohio
December 16, 2011

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

With the participation of our principal executive officer and principal financial officer, our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report:

- Information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission;
- Information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure; and
- Our disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management's annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K follows. The report of the independent registered public accounting firm required by Item 308(b) of Regulation S-K is found under the caption "Report of Independent Registered Public Accounting Firm" below.

The following report is provided by our management on our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act):

1. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as such term is defined in Exchange Act Rule 13a-15(f).
2. Our management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably qualitative and quantitative measurements of our internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
3. Management has assessed the effectiveness of our internal control over financial reporting as of October 31, 2011, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in our internal control over financial reporting that have been identified by management.
4. This assessment excluded the internal control over financial reporting of four European companies acquired in February, May, July and August; two joint ventures entered into in February and August in North America and Asia Pacific, respectively; and the acquisition of additional shares of a company in North America that was

a consolidated subsidiary as of October 31, 2011, which are included in the 2011 Consolidated Financial Statements of Greif, Inc. and subsidiaries, and constituted total assets and net sales of 0.7% and 0.2%, respectively, for the first European company, 0.0% and 0.0%, respectively, for the North American joint venture which is accounted for under the equity method of accounting, 0.6% and 0.4%, respectively, for the second European company, 6.3% and 1.2%, respectively, for the third European company, 5.7% and 0.8%, respectively, for the fourth European company, 0.2% and 0.4%, respectively, for the Asia Pacific joint venture and 0.4% and 0.0% for the acquisition of additional shares of a company in North American company, of the Company's consolidated financial statements as of and for the year ended October 31, 2011.

Our internal control over financial reporting as of October 31, 2011, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Greif, Inc.

We have audited Greif, Inc. and subsidiaries' internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Greif, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Greif, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of four European companies acquired in February 2011, May 2011, July 2011 and August 2011, two joint ventures entered into in February 2011 and August 2011 in North America and Asia Pacific, respectively, and the acquisition of additional shares of a company in North America that was a consolidated subsidiary as of October 31, 2011, which are included in the 2011 Consolidated Financial Statements of Greif, Inc. and subsidiaries, and constituted total assets and net sales of 0.7% and 0.2%, respectively, for the first European company, 0.6% and 0.4%, respectively, for the second European company, 6.3% and 1.2%, respectively, for the third European company, 5.7% and 0.8%, respectively, for the fourth European company, 0.0% and 0.0%, respectively, for the North American joint venture which is accounted for under the equity method of accounting, 0.2% and 0.4%, respectively, for the Asia Pacific joint venture and 0.4% and 0.0% for the acquisition of additional shares of a company in a North American company, of the Company's consolidated financial statements as of and for the year ended October 31, 2011. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the acquired operations referred to above.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Greif, Inc. and subsidiaries as of October 31, 2011 and 2010 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2011 of Greif, Inc. and subsidiaries and schedule and our report dated December 16, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Columbus, Ohio

December 16, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors required by Items 401(a) and (d)-(f) of Regulation S-K will be found under the caption "Proposal Number 1—Election of Directors" in the 2012 Proxy Statement, which information is incorporated herein by reference. Information regarding our executive officers required by Items 401(b) and (d)-(f) of Regulation S-K will be contained under the caption "Executive Officers of the Company" in the 2012 Proxy Statement, which information is incorporated herein by reference.

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this filing, the members of the Audit Committee were Vicki L. Avril, John F. Finn, Bruce A. Edwards and John W. McNamara. Ms. Avril is Chairperson of the Audit Committee. Our Board of Directors has determined that Ms. Avril is an "audit committee financial expert," as that term is defined in Item 401(h)(2) of Regulation S-K, and "independent," as that term is defined in Rule 10A-3 of the Exchange Act.

Information regarding the filing of reports of ownership under Section 16(a) of the Exchange Act by our officers and directors and persons owning more than 10 percent of a registered class of our equity securities required by Item 405 of Regulation S-K will be found under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2012 Proxy Statement, which information is incorporated herein by reference.

Information concerning the procedures by which stockholders may recommend nominees to our Board of Directors will be found under the caption "Corporate Governance—Nomination of Directors" in the 2012 Proxy Statement. There has been no material change to the nomination procedures we previously disclosed in the proxy statement for our 2011 annual meeting of stockholders.

Our Board of Directors has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions. This code of ethics is posted on our Internet Web site at www.greif.com under "Investor Center—Corporate Governance." Copies of this code of ethics are also available to any person, without charge, by making a written request to us. Requests should be directed to Greif, Inc., Attention: Corporate Secretary, 425 Winter Road, Delaware, Ohio 43015. Any amendment (other than any technical, administrative or other non-substantive amendment) to, or waiver from, a provision of this code will be posted on our website described above within four business days following its occurrence.

ITEM 11. EXECUTIVE COMPENSATION

The 2012 Proxy Statement will contain information regarding the following matters: information regarding executive compensation required by Item 402 of Regulation S-K will be found under the caption "Compensation Discussion and Analysis"; information required by Item 407(e)(4) of Regulation S-K will be found under the caption "Compensation Committee Interlocks and Insider Participation"; information required by Item 407(e)(5) of Regulation S-K will be found under the caption "Compensation Committee Report." This information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management required by Item 403 of Regulation S-K will be found under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2012 Proxy Statement, which information is incorporated herein by reference.

Information regarding equity compensation plan information required by Item 201(d) of Regulation S-K will be found under the caption "Elements of Compensation" in the 2012 Proxy Statement, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions required by Item 404 of Regulation S-K will be found under the caption "Certain Relationships and Related Transactions" in the 2012 Proxy Statement, which information is incorporated herein by reference.

Information regarding the independence of our directors required by Item 407(a) of Regulation S-K will be found under the caption "Corporate Governance—Director Independence" in the 2012 Proxy Statement, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accounting fees and services required by Item 9(e) of Schedule 14A will be found under the caption "Independent Auditor Fee Information" in the 2012 Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
3(a)	Amended and Restated Certificate of Incorporation of Greif, Inc.	Annual Report on Form 10-K for the fiscal year ended October 31, 1997, File No. 001-00566 (see Exhibit 3(a) therein).
3(b)	Amendment to Amended and Restated Certificate of Incorporation of Greif, Inc.	Definitive Proxy Statement on Form 14A dated January 27, 2003, File No. 001-00566 (see Exhibit A therein).
3(c)	Amendment to Amended and Restated Certificate of Incorporation of Greif, Inc.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 3.1 therein).
3(d)	Second Amended and Restated By-Laws of Greif, Inc.	Current Report on Form 8-K dated August 29, 2008, File No. 001-00566 (see Exhibit 99.2 therein)
3(e)	Amendment of Second Amended and Restated By-Laws of Greif, Inc. (effective November 1, 2011).	Current Report on Form 8-K dated November 2, 2011, File No. 001-00566 (see Exhibit 99.2 therein)
4(a)	Indenture dated as of February 9, 2007, among Greif, Inc., as Issuer, and U.S. Bank National Association, as Trustee, regarding 6-3/4% Senior Notes due 2017	Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007, File No. 001-00566 (see Exhibit 4.2 therein).
4(b)	Indenture dated as of July 28, 2009, among Greif, Inc., as Issuer, and U.S. Bank National Association, as Trustee, regarding 7-3/4% Senior Notes due 2019	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009, File No. 001-00566 (see Exhibit 4(b) therein).
4(c)	Indenture dated as of July 15, 2011, among Greif Luxembourg Finance S.C.A., as Issuer, Greif, Inc. as Guarantor, The Bank of New York Mellon, as Trustee and Principal Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Transfer Agent, Registrar and Luxembourg Paying Agent, regarding 7.375% Senior Notes due 2021	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011, File No. 001-00566 (see Exhibit 99.3 therein).
10(a)*	Greif, Inc. Directors' Stock Option Plan.	Registration Statement on Form S-8, File No. 333-26977 (see Exhibit 4(b) therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(b)*	Greif, Inc. Incentive Stock Option Plan, as Amended and Restated.	Annual Report on Form 10-K for the fiscal year ended October 31, 1997, File No. 001-00566 (see Exhibit 10(b) therein).
10(c)*	Greif, Inc. Amended and Restated Directors' Deferred Compensation Plan.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006, File No. 001-00566 (see Exhibit 10.2 therein).
10(d)*	Employment Agreement between Michael J. Gasser and Greif, Inc.	Annual Report on Form 10-K for the fiscal year ended October 31, 1998, File No. 001-00566 (see Exhibit 10(d) therein).
10(e)*	Supplemental Retirement Benefit Agreement.	Annual Report on Form 10-K for the fiscal year ended October 31, 1999, File No. 001-00566 (see Exhibit 10(i) therein).
10(f)*	Second Amended and Restated Supplemental Executive Retirement Plan.	Annual Report on Form 10-K for fiscal year ended October 31, 2007, File No. 001-00566 (see Exhibit 10(f) therein).
10(g)*	Greif, Inc. Amended and Restated Long-Term Incentive Plan.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006, File No. 001-00566 (see Exhibit 10.1 therein).
10(h)*	Greif, Inc. Performance-Based Incentive Compensation Plan.	Definitive Proxy Statement on Form 14A dated January 25, 2002, File No. 001-00566 (see Exhibit B therein).
10(i)*	Amendment No. 1 to Greif, Inc. Performance-Based Incentive Compensation Plan	Included herein.
10(j)*	Greif, Inc. 2001 Management Equity Incentive and Compensation Plan.	Definitive Proxy Statement on Form DEF 14A dated January 26, 2001, File No. 001-00566 (see Exhibit A therein).
10(k)*	Amendment No. 1 to Greif, Inc. 2001 Management Equity Incentive and Compensation Plan	Included herein.
10(l)*	Greif, Inc. 2000 Nonstatutory Stock Option Plan.	Registration Statement on Form S-8, File No. 333-61058 (see Exhibit 4(c) therein).
10(m)*	2005 Outside Directors Equity Award Plan	Definitive Proxy Statement on Form DEF 14A, File No. 001-00566, filed with the Securities and Exchange Commission on January 21, 2005 (see Exhibit A therein).
10(n)*	Form of Stock Option Award Agreement for the 2005 Outside Directors Equity Award Plan of Greif, Inc.	Registration Statement on Form S-8, File No. 333-123133 (see Exhibit 4(c) therein).
10(o)*	Form of Restricted Share Award Agreement for the 2005 Outside Directors Equity Award Plan of Greif, Inc.	Registration Statement on Form S-8, File No. 333-123133 (see Exhibit 4(d) therein).
10(p)*	Greif, Inc. Nonqualified Deferred Compensation Plan	Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008, File No. 001-00566 (see Exhibit 10.CC therein).
10(q)*	Restricted Share Award Agreement under the 2001 Management Equity Incentive and Compensation Plan dated June 10, 2011, with Robert M. McNutt	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011, File No. 001-00566 (see Exhibit 99.1 therein).
10(r)	Amended and Restated Credit Agreement dated October 29, 2010 among Greif, Inc., Greif International Holding Supra C.V. and Greif International Holding B.V., as borrowers, with a syndicate of financial institutions, as lenders, Bank of America, N.A., as administrative agent, L/C issuer and swing line lender, Banc of America Securities LLC, J.P. Morgan Securities LLC, KeyBank National Association, Citizens Bank of Pennsylvania and Deutsche Bank Securities Inc., as joint lead arrangers and joint book managers, JPMorgan Chase Bank, N.A., as syndication agent, and KeyBank National Association, Citizens Bank of Pennsylvania, Deutsche Bank Securities Inc. and U.S. Bank National Association, as co-documentation agents, and Wells Fargo Bank, National Association and Fifth Third Bank, as managing agents.	Current Report on Form 8-K dated November 4, 2010, File No. 001-00566 (see Exhibit 99.2 therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(s)	First Amendment dated as of June 22, 2011, to the Amended and Restated Credit Agreement dated as of October 29, 2010, among Greif, Inc., Greif International Holding Supra C.V. and Greif International Holding B.V., as Borrowers, a syndicate of financial institutions, as Lenders, and Bank Of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011, File No. 001-00566 (see Exhibit 99.2 therein).
10(t)	Amended and Restated Receivables Purchase Agreement dated as of April 30, 2007, among Greif Coordination Center BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Seller, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.1 therein).
10(u)	Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.2 therein).
10(v)	Amendment dated as of June 29, 2006, to the Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.3 therein).
10(w)	Amendment dated as of October 27, 2006, to the Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.4 therein).
10(x)	Amendment dated as of April 30, 2007, to the Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.5 therein).
10(y)	Amendment dated as of November 15, 2007, to the Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Annual Report on Form 10-K for fiscal year ended October 31, 2007, File No. 001-00566 (see Exhibit 10(y) therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(z)	Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, a Managing Agent, an Administrator and a Committed Investor. Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment and have been filed separately with the Securities and Exchange Commission.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, File No. 001-00566 (see Exhibit 10(bb) therein).
10(aa)	First Amendment dated as of September 11, 2009, to the Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, Managing Partner, an Administrator and a Committed Investor.	Registration Statement on Form S-4, File No. 333-162011 (see Exhibit 10(cc) therein).
10(bb)	Second Amendment dated as of December 7, 2009, to the Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, Managing Partner, an Administrator and a Committed Investor.	Annual Report on Form 10-K for fiscal year ended October 31, 2009, File No. 001-00566 (see Exhibit 10(dd) therein).
10(cc)	Third Amendment dated as of May 10, 2010, to the Transfer and Administration Agreement dated as of December 8, 2008 by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America National Association, as Agent, Managing Agent, an Administrator and a Committed Investor.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, File No. 001-00566 (see Exhibit 99.1 therein).
10(dd)	Fourth Amendment dated as of June 22, 2010, to the Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America National Association, as Agent, Managing Agent, an Administrator and a Committed Investor.	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010, File No. 001-00566 (see Exhibit 10.1 therein).
10(ee)	Fifth Amendment dated as of September 30, 2010, to the Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America National Association, as Agent, Managing Agent, an Administrator and a Committed Investor.	Annual Report on Form 10-K for the fiscal quarter ended October 31, 2010, File No. 001-00566 (see Exhibit 10(cc) therein).
10(ff)	Sixth Amendment, dated as of September 19, 2011, to the Transfer and Administration Agreement, dated as of December 8, 2008, by and among Greif Packaging LLC, Greif Receivables Funding LLC and Bank of America National Association, as Managing Agent, Administrator, Committed Investor and Agent.	Current Report on Form 8-K dated September 23, 2011, File No. 001-00566 (see Exhibit 10.1 therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(gg)	Formation Agreement dated as of June 14, 2010, by and among Greif, Inc. and Greif International Holding Supra C.V. and National Scientific Company Limited and Dabbagh Group Holding Company Limited.	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010, File No. 001-00566 (see Exhibit 10.2 therein).
10(hh)	Joint Venture Agreement dated as of September 29, 2010, by and among Greif, Inc. and Greif International Holding Supra C.V. and Dabbagh Group Holding Company Limited and National Scientific Company Limited.	Annual Report on Form 10-K for the fiscal quarter ended October 31, 2010, File No. 001-00566 (see Exhibit 10(ee) therein).
10(ii)	Sale Agreement dated as of December 8, 2008, by and between Greif Packaging LLC, each other entity from time to time a party as Originator, and Greif Receivables Funding LLC.	Annual Report on Form 10-K for the fiscal quarter ended October 31, 2010, File No. 001-00566 (see Exhibit 10(ff) therein).
10(jj)	First Amendment dated as of September 30, 2010, to the Sale Agreement dated as of December 8, 2008, by and between Greif Packaging LLC, each other entity from time to time a party as Originator, and Greif Receivables Funding LLC.	Annual Report on Form 10-K for the fiscal quarter ended October 31, 2010, File No. 001-00566 (see Exhibit 10(gg) therein).
21	Subsidiaries of the Registrant.	Contained herein.
23	Consent of Ernst & Young LLP.	Contained herein.
24(a)	Powers of Attorney for Michael J. Gasser, Vicki L. Avril, John F. Finn, John W. McNamara, Bruce A. Edwards, Daniel J. Gunsett, Judith D. Hook, Patrick J. Norton and Mark A. Emkes.	Annual Report on Form 10-K for the fiscal year ended October 31, 2011, File No. 001-00566 (see Exhibit 24(a) therein).
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.	Contained herein.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.	Contained herein.
32.1	Certification of Chief Executive Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.	Contained herein.
32.2	Certification of Chief Financial Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.	Contained herein.

* Executive compensation plans and arrangements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greif, Inc.
(Registrant)

Date: December 16, 2011

By: /s/ DAVID B. FISCHER
David B. Fischer
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

/s/ DAVID B. FISCHER **David B. Fischer** **President and Chief Executive Officer** **Member of the Board of Directors** **(principal executive officer)**	/s/ ROBERT M. MCNUTT **Robert M. McNutt** **Senior Vice President** **and Chief Financial Officer** **(principal financial officer)**
/s/ KENNETH B. ANDRE III **Kenneth B. Andre III** **Vice President, Corporate Controller** **(principal accounting officer)**	MICHAEL J. GASSER* **Michael J. Gasser** **Executive Chairman** **Member of the Board of Directors**
VICKI L. AVRIL * **Vicki L. Avril** **Member of the Board of Directors**	JOHN F. FINN* **John F. Finn** **Member of the Board of Directors**
JOHN W. MCNAMARA * **John W. McNamara** **Member of the Board of Directors**	BRUCE A. EDWARDS * **Bruce A. Edwards** **Member of the Board of Directors**
DANIEL J. GUNSETT * **Daniel J. Gunsett** **Member of the Board of Directors**	JUDITH D. HOOK * **Judith D. Hook** **Member of the Board of Directors**
PATRICK J. NORTON * **Patrick J. Norton** **Member of the Board of Directors**	MARK A. EMKES* **Mark A. Emkes** **Member of the Board of Directors**

* The undersigned, David B. Fischer, by signing his name hereto, does hereby execute this Form 10-K on behalf of each of the above-named persons pursuant to powers of attorney duly executed by such persons and filed as an exhibit to this Form 10-K.

By: /s/ DAVID B. FISCHER
David B. Fischer
President and
Chief Executive Officer

Each of the above signatures is affixed as of December 16, 2011.

SCHEDULE II

GREIF, INC. AND SUBSIDIARY COMPANIES

Consolidated Valuation and Qualifying Accounts and Reserves (Dollars in millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended October 31, 2009:					
Allowance for doubtful accounts	$13.5	$2.3	$(3.9)	$ 0.6	$12.5
Environmental reserves	$37.2	$1.1	$(3.4)	$(1.5)	$33.4
Year ended October 31, 2010:					
Allowance for doubtful accounts	$12.5	$1.1	$(0.2)	$(0.1)	$13.3
Environmental reserves	$33.4	$0.4	$(1.5)	$(6.1)	$26.2
Year ended October 31, 2011:					
Allowance for doubtful accounts	$13.3	$1.0	$(0.5)	$ —	$13.8
Environmental reserves	$26.2	$4.5	$(1.3)	$(0.1)	$29.3

EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Per item 601(b)(21)(ii) of Regulation S-K, names of particular subsidiaries may be omitted if the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of October 31, 2011. Significant subsidiaries are defined in Rule 1-02(w) of Regulation S-K.

Name of Subsidiary	Incorporated or Organized Under Laws of
United States:	
American Flange & Manufacturing Co., Inc.	Delaware
Greif Packaging LLC	Delaware
Greif Receivables Funding LLC	Delaware
Soterra LLC	Delaware
Greif USA LLC	Delaware
STA Timber LLC	Delaware
Earth Minded LLC	Delaware
Greif CV-Management II LLC	Delaware
Container Life Cycle Management LLC	Delaware
Olympic Oil, Ltd.	Illinois
Trilla Steel Drum Corporation	Illinois
Trilla-St. Louis Corporation	Illinois
Greif Flexibles USA Inc.	Illinois
Delta Petroleum Company, Inc.	Louisiana
Greif U.S. Holdings, Inc.	Nevada
Box Board Products, Inc.	North Carolina
International:	
Greif Algeria Spa	Algeria
Greif Argentina S.A.	Argentina
Storsack Austria GES.m.b.H.	Austria
Greif Coordination Center BVBA	Belgium
Greif Packaging Belgium NV	Belgium
Greif Belgium BVBA	Belgium
pack2pack Runbeke NV	Belgium
Greif Insurance Company Limited	Bermuda
Greif Embalagens Industrialis Do Brasil Ltda	Brazil
Greif Embalagens Industrialis Do Amazonas Ltda	Brazil
Cimplast Embalagens Importacao, Exportacao E. Comercio S.A.	Brazil
Greif Brasil Participacoes Ltda	Brazil
Plimax Industria de Embalagens Plasticas Ltda	Brazil
Greif Bros. Canada Inc.	Canada
Vulsay Industries, Ltd.	Canada
Greif Chile S.A.	Chile
Southpack S.A.	Chile
Greif (Shanghai) Packaging Co., Ltd.	China
Greif (Ningbo) Packaging Co., Ltd.	China
Greif (Taicang) Packaging Co., Ltd.	China
Greif Huizhou Packaging Co., Ltd.	China
Greif Shenzen Packaging Co., Ltd.	China
Greif SH Commercial	China
Greif China Holding Co. Ltd. (Hong Kong)	China
Unsa Hangzhou Packaging Mfg Co., Ltd.	China
Greif Columbia S.A.	Columbia
Greif Czech Republic a.s.	Czech Republic

Name of Subsidiary	Incorporated or Organized Under Laws of
Greif Denmark A/S	Denmark
Greif France SAS	France
Greif France Holdings SAS	France
Greif Packaging France Investments SAS	France
Greif Flexibles France SARL	France
Greif Flexibles Germany GmbH & Co. KG	Germany
Greif Germany GmbH	Germany
Fustiplast GmbH	Germany
pack2pack Mendig GmbH	Germany
pack2pack Deutschland GmbH	Germany
Tri-Sure Germany Grundstueckverwaltungs GmbH	Germany
Greif Germany Holding GmbH	Germany
Greif Hungary Kft	Hungary
Pachmas Packaging Ltd	Israel
Greif Italia SpA	Italy
Greif Holding Italy SRL	Italy
Fustiplast SRL	Italy
Greif Luxembourg Finance S.C.A.	Luxembourg
Greif Malaysia Sdn Bhd	Malaysia
Greif Mexico, S.A. de C.V.	Mexico
Greif Brazil Holding B.V.	Netherlands
Greif International Holding BV	Netherlands
Emballagefabrieken Verma B.V.	Netherlands
Greif Nederland B.V.	Netherlands
Greif Flexibles Asset Holding B.V.	Netherlands
Greif Flexibles Trading Holding B.V.	Netherlands
Ligtermoet B.V.	Netherlands
Pinwheel TH Netherlands B.V.	Netherlands
pack2pack Halsteren B.V.	Netherlands
pack2pack B.V.	Netherlands
Greif Bond Finance B.V.	Netherlands
Greif International Holding Supra C.V.	Netherlands
Greif International Holding Supra II C.V.	Netherlands
Greif Norway AS	Norway
Greif Poland Sp zoo	Poland
Greif Portugal, Lda.	Portugal
Storsack Romania N.E. SRL	Romania
Greif Upakovka CJSC	Russia
Greif Perm LLC	Russia
Greif Volga-Don LLC	Russia
Greif Vologda LLC	Russia
Greif Saudi Arabia Ltd.	Saudi Arabia
Greif Eastern Packaging Pte.Ltd.	Singapore
Greif Singapore Pte Ltd	Singapore
Blagden Packaging Singapore Pte Ltd	Singapore
Greif South Africa Pty Ltd	South Africa
Greif Packaging Spain SA	Spain
Greif Investments S.A.	Spain
Greif Packaging Spain Holdings SL	Spain
Greif Sweden AB	Sweden
Greif Sweden Holding AB	Sweden
Greif Packaging Sweden AS	Sweden

Name of Subsidiary	Incorporated or Organized Under Laws of
Greif Hua I Taiwan Co., Ltd.	Taiwan
Greif Mimaysan Ambalaj Sanayi AS	Turkey
Unsa Ambalaj Sanayi Ve Ticaret Anonim Sirketi	Turkey
Sunjut Sanayi AS	Turkey
Greif UK Holding Ltd.	United Kingdom
Greif UK Ltd.	United Kingdom
Greif Flexibles UK Ltd.	United Kingdom

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-8 No. 333-26767) pertaining to the Greif, Inc. 1996 Directors Stock Option Plan

2) Registration Statement (Form S-8 No. 333-26977) pertaining to the Greif, Inc. Incentive Stock Option Plan

3) Registration Statement (Form S-8 No. 333-35048) pertaining to the Greif 401(k) Retirement Plan

4) Registration Statement (Form S-8 No. 333-61058) pertaining to the Greif, Inc. 2000 Nonstatutory Stock Option Plan

5) Registration Statement (Form S-8 No. 333-61068) pertaining to the Greif, Inc. 2001 Management Equity Incentive and Compensation Plan

6) Registration Statement (Form S-8 No. 333-123133) pertaining to the Greif, Inc. 2005 Outside Directors Equity Award Plan

7) Registration Statement (Form S-4 No. 333-142203) 6-3/4 percent Senior Notes due 2017

8) Registration Statement (Form S-8 No. 333-151475) pertaining to Greif, Inc. Amended and Restated Long-Term Incentive Plan

9) Registration Statement (Form S-4 No. 333-162011) 7-3/4 percent Senior Notes due 2019;

of our reports dated December 16, 2011, with respect to the consolidated financial statements and schedule of Greif, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Greif, Inc. included in this Annual Report (Form 10-K) of Greif, Inc. for the year ended October 31, 2011.

/s/ Ernst & Young, LLP

Columbus, Ohio
December 16, 2011

EXHIBIT 31.1

CERTIFICATION

I, David B. Fischer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Greif, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

- Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
- Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
- Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
- Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 16, 2011

/s/ David B. Fischer

David B. Fischer, President
and Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION

I, Robert M. McNutt, certify that:

1. I have reviewed this Annual Report on Form 10-K of Greif, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

- Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
- Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
- Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
- Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 16, 2011

/s/ Robert M. McNutt

Robert M. McNutt,
Senior Vice President and Chief Financial Officer
(principal financial officer)

EXHIBIT 32.1

Certification Required by Rule 13a-14(b) of the Securities Exchange Act of
1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

In connection with the Annual Report of Greif, Inc. (the "Company") on Form 10-K for the annual period ended October 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David B. Fischer, the chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 16, 2011

/s/ David B. Fischer

David B. Fischer, President
and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Greif, Inc. and will be retained by Greif, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification Required by Rule 13a-14(b) of the Securities Exchange Act of
1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

In connection with the Annual Report of Greif, Inc. (the "Company") on Form 10-K for the annual period ended October 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert M. McNutt, the chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 16, 2011

/s/ Robert M. McNutt

Robert M. McNutt,
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Greif, Inc. and will be retained by Greif, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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Board of Directors



Vicki L. Avril
Chief Executive Officer and President of TMK IPSCO



Bruce A. Edwards
Global Chief Executive Officer of DHL Supply Chain



Mark A. Emkes
Commissioner of Finance and Administration, State of Tennessee



John F. Finn
President and Chief Executive Officer of Gardner, Inc.



David B. Fischer
President and Chief Executive Officer



Michael J. Gasser
Executive Chairman



Daniel J. Gunsett
Managing Partner Baker Hostetler LLP Columbus, Ohio



Judith D. Hook
Investor



John W. McNamara
President and owner of Corporate Visions Limited, LLC



Patrick J. Norton
Former Executive Vice President and Chief Financial Officer of The Scotts Miracle-Gro Company

Executive Officers

Michael J. Gasser
Executive Chairman

David B. Fischer
President and Chief Executive Officer

Gary R. Martz
Executive Vice President, General Counsel and Secretary and President, Soterra LLC (subsidiary company)

Robert M. McNutt
Senior Vice President and Chief Financial Officer

Karen P. Lane
Senior Vice President, People Services & Talent Development

Ivan Signorelli
Senior Vice President and Divisional President, Rigid Industrial Packaging & Services - Europe, Middle East and Africa

Kenneth B. Andre
Vice President, Corporate Controller

John K. Dieker
Vice President, Treasurer

Brian Janki
Vice President, Global Sourcing & Supply Chain and Greif Business System Worldwide

Addison P. Kilibarda
Vice President and Divisional President, Rigid Industrial Packaging & Services - North America

Douglas W. Lingrel
Vice President, Chief Information Officer

Michael S. Mapes
Vice President and Divisional President, Flexible Products & Services

Peter G. Watson
Vice President and Divisional President, Paper Packaging & Services

Sharon R. Maxwell
Assistant Secretary

Shareholder Information

Corporate Headquarters

Greif, Inc.
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000
www.greif.com

Stock Exchange Listing

The Company's Class A Common Stock and Class B Common Stock are traded on the New York Stock Exchange where the symbols are GEF and GEF.B, respectively.

Stock Transfer Agent

Computershare Investor Services, LLC
Shareholder Services
250 Royall Street
Canton, Mass. 02021
(781) 575-2000

Independent Accountants

Ernst & Young LLP
Columbus, Ohio

Forward-Looking Statements

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please see "Important Information Regarding Forward-Looking Statements" preceding Part I of the Company's Annual Report on Form 10-K for the fiscal year ended Oct. 31, 2011, which is included in this Annual Report.

Greif, Inc
425 Winter Road
Delaware, Ohio 43015
www.greif.com


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